1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 21, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS FOR THE SIX MONTHS

ENDED 30TH JUNE, 2007

Yanzhou Coal Mining Company Limited is pleased to announce the unaudited interim operating results of the Company for the six months ended 30th June, 2007:

•

Total net sales was RMB6,696.0 million (or approximately US$879.3 million, or HK$6,871.9 million), representing an increase of 13.0 % as compared with the total net sales of RMB5,923.4 million (or approximately US$740.8 million, or HK$5,754.2 million) for the same period last year.

•

Net income attributable to the equity holders of the Company for this reporting period was RMB1,502.4 million (or approximately US$197.3 million, or HK$1,541.9 million), representing an increase of 4.8% as compared with the net income attributable to the equity holders of the Company of RMB1,433.6 million (or approximately US$179.3 million, or HK$1,392.7 million) for the same period last year.

The board of directors (the Board ) of Yanzhou Coal Mining Company Limited (the Company or Yanzhou Coal ) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2007, which have been reviewed by the Audit Committee of the Board.

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year; coal sales were 16.97 million tonnes, representing an increase of 0.11 million tonnes or 0.7% as compared to the same period last year. Total net sales were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0 % as compared to the same period last year. Net income attributable to the equity holders of the Company for this reporting period was RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8% as compared to the same period last year.

SUMMARY OF UNAUDITED MAJOR FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards ( IFRS ))

OPERATING RESULTS

	For the six months ended 30th June					For the year ended 31st December
	2007 (RMB’000)		2006 (RMB’000)		change as compared to the same period of last year (+/-)	2006 (RMB’000)
	(unaudited)		(unaudited)%			(audited)
Net sales
Net sales of coal		6,604,656		5,851,598	12.9		11,846,948
including: Headquarters		6,050,832		5,790,197	4.5		11,710,664
Domestic		5,616,290		4,447,290	26.3		9,365,857
Export		434,542		1,342,907	-67.6		2,344,807
Yancoal Australia Pty		442,145		61,401	620.1		114,409
Shanxi Nenghua		111,679		—	—		21,875
Net income of railway transportation services		91,296		71,754	27.2		160,399
Total net sales		6,695,952		5,923,352	13.0		12,007,347
Gross profit		3,306,336		3,276,428	0.9		5,817,278
Interest expenses		(14,851)		(7,780)	90.9		(26,349)
Income before income taxes		2,240,187		2,152,912	4.1		3,726,624
Income attributable to equity holders of the Company for this reporting period		1,502,360		1,433,612	4.8		2,372,985
Net cash income from operating activities		2,030,035		383,018	430.0		3,767,156
Earnings per share	RMB	0.31	RMB	0.29	4.8	RMB	0.48

ASSETS AND LIABILITIES

	30th June				31st December
	2007 (RMB’000)		2006 (RMB’000)		2006 (RMB’000)
	(unaudited)		(unaudited)		(audited)
Current assets		10,069,874		11,187,124		9,871,911
Current liabilities		3,609,567		3,777,113		3,828,048
Total assets		23,760,076		21,989,295		23,458,749
Equity attributable to equity holders of the Company		19,482,616		17,971,378		18,931,779
Net asset value per share	RMB	3.96	RMB	3.65	RMB	3.85
Return on net assets (%)		7.71		7.98		12.53

Note :

The Company purchased 98% and 2% equity interest of Yanzhou Coal Shanxi Neng Hua Company Limited ( Shanxi Nenghua ) respectively in November 2006 and February 2007. The Company has additionally consolidated the financial statements of Shanxi Nenghua in this reporting period as compared to the same period last year.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2007 and 2006 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year, among which: (1) raw coal production of the Company’s six coal mines in the headquarters area was 16.47 million tonnes, representing a decrease of 1.27 million tonnes or 7.2%, as compared to the same period last year; (2) raw coal production of Yanzhou Coal Australia Pty Limited ( Yancoal Australia Pty ) was 1.08 million tonnes. Austar Coal Mine, which is owned by Yancoal Australia Pty, started commercial operation in October, 2006; and (3) raw coal production of Shanxi Nenghua was 0.60 million tonnes. Tianchi coalmine, which is owned by Shanxi Nenghua, started commercial operation in November, 2006.

In the first half of 2007, salable coal production of the Company was 17.66 million tonnes, representing an increase of 0.46 million tonnes or 2.7% as compared to the same period last year, among which, (1) salable coal production of the Company’s six coal mines in the headquarters area was 16.15 million tonnes, representing a decrease of 0.95 million tonnes or 5.6%, as compared to the same period last year; (2) salable coal production of Yancoal Australia Pty was 0.91 million tonnes; (3) salable coal production of Shanxi Nenghua was 0.60 million tonnes.

Coal Sales and Price

The following table sets out the sales prices of the Company’s products for the six months ended 30th June, 2007, for the six months ended 30th June, 2006, for the six months ended 31st December, 2006 and for the year 2006:

	For the six months ended 30th June		For the six months ended 31st December 2006	For the year ended 31st December 2006
	2007	2006
	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)	Average price of coal products (RMB per tonne)
1. Headquarters
Clean Coal
No. 1 Clean Coal	573.04	506.55	503.83	505.38
No. 2 Clean Coal	544.24	493.41	466.46	479.40
Domestic	555.89	489.32	495.68	493.02
Export	343.07	500.55	335.53	442.53
No. 3 Clean Coal	431.37	380.75	374.80	377.72
Domestic	459.87	379.01	395.11	387.10
Export	335.18	383.66	342.98	362.55
Lump Coal	535.96	422.29	433.25	427.88
Average Price for Clean Coal	479.53	420.61	408.76	414.58
Domestic	505.22	421.35	437.73	429.92
Export	336.15	419.19	341.63	382.13
Screened Raw Coal	330.55	296.71	284.27	289.89
Mixed Coal and Others	136.70	156.94	134.62	147.17
Average Coal Price of Headquarters	390.10	345.62	336.83	341.12
Domestic	395.00	328.23	335.86	332.19
2. Yancoal Australia Pty	498.52	558.34	642.83	594.55
3. Shanxi Nenghua	195.41	—	155.22	155.22

Note:

1.	The sales price of coal products is the invoice price of coal sales of the Company minus sales taxes, transportation cost and various miscellaneous fees.

2.	The historic average price of each type of coal products for the six months ended 31st December, 2006 was calculated based on the following formula:

(Net sales of each type of coal products for the year ended 31st December, 2006) less (Net sales of each type of coal products for the six months ended 30th June 2006)

(Sales volume of each type of coal products for the year ended 31st December 2006) less (Sales volume of each type of coal products for the six months ended 30th June 2006)

The Company’s average coal sales price in the headquarters area for the first half of 2007 was RMB390.10/tonne, representing an increase of RMB44.48/tonne or 12.9%, as compared to the same period last year. The average domestic coal sales price was RMB395.00/tonne, representing an increase of RMB66.77/tonne or 20.3%, as compared to the same period last year; while the average export coal sales price was RMB336.15/tonne, representing a decrease of RMB83.04/tonne or 19.8%, as compared to the same period last year.

Decrease in average export coal sales price of the Company headquarters (the Headquarters ) was mainly due to the export coal contract price in 2006 was adopted for the first quarter of 2007, which was decreased as compared to the same period of last year.

The average coal sales price of Yancoal Australia Pty for the first half of 2007 was RMB498.52/tonne.

The average coal sales price of Shanxi Nenghua for the first half of 2007 was RMB195.41/ tonne.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2007 and the six months ended 30th June, 2006:

	For the six months ended 30th June
	2007			2006
	Sales volume ‘000 tones	net sales RMB’000	% to total net sales	Sales volume ‘000 tones	net sales RMB’000	% to total net sales
1. Headquarters
Clean Coal
No. 1 Clean Coal	381.2	218,422	3.3	494.0	250,253	4.3
No. 2 Clean Coal	2,923.8	1,591,246	24.2	2,671.7	1,318,267	22.5
Domestic	2,763.8	1,536,371	23.3	1,697.8	830,759	14.2
Export	160.0	54,875	0.9	973.9	487,508	8.3
No. 3 Clean Coal	4,956.2	2,137,972	32.3	5,955.3	2,267,452	38.7
Domestic	3,823.5	1,758,305	26.6	3,725.7	1,412,053	24.1
Export	1,132.7	379,667	5.7	2,229.6	855,399	14.6
Lump Coal	244.8	131,225	2.0	272.1	114,892	2.0
Subtotal for Clean Coal	8,506.0	4,078,865	61.8	9,393.1	3,950,865	67.5
Domestic	7,213.3	3,644,323	55.2	6,189.6	2,607,957	44.6
Export	1,292.7	434,542	6.6	3,203.5	1,342,907	22.9
Screened Raw Coal	5,232.6	1,729,668	26.2	4,895.6	1,452,611	24.8
Mixed Coal and Others	1,772.5	242,299	3.7	2,464.2	386,722	6.6
Subtotal of Headquarters	15,511.1	6,050,832	91.6	16,752.9	5,790,197	99.0
Domestic	14,218.4	5,616,290	85.0	13,549.4	4,447,290	76.0
2. Yancoal Australia Pty	886.9	442,145	6.7	110.0	61,401	1.0
3. Shanxi Nenghua	571.5	111,679	1.7	—	—	—

Total	16,969.5	6,604,656	100.0	16,862.9	5,851,598	100.0

Coal sales of the Company were 16.97 million tones in the first half of 2007, representing an increase of 0.11 million tonnes or 0.7%, as compared to the same period last year. Among which, (1) coal sales of the Company’s six coal mines in the headquarters area were 15.51 million tonnes, representing a decrease of 1.24 million tonnes or 7.4%, as compared to the same period last year. Domestic coal sales were 14.22 million tonnes, representing an increase of 0.67 million or 4.9% as compared to the same period last year. Export coal sales were 1.29 million tonnes, representing a decrease of 1.91 million tonnes or 59.7% as compared to the same period last year. The change in sales structure is principally due to increase in domestic sales of coal products by the Company in light of market circumstances; (2) coal sales of Yancoal Australia Pty were 0.89 million tones; and (3) coal sales of Shanxi Nenghua were 0.57 million tones.

Realized net sales of coal of the Company were RMB6,604.7 million in the first half of 2007, representing an increase of RMB753.1 million or 12.9%, as compared to the same period last year. Among which, (1) realized net sales of coal of the Company’s six coal mines in the headquarters area were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, as compared to the same period last year. Net domestic coal sales were RMB5,616.3 million, representing an increase of RMB1,169.0 million or 26.3% as compared to the same period last year. Net export coal sales were RMB434.5 million, representing a decrease of RMB908.4 million or 67.6% as compared to the same period last year; (2) realized net sales of coal of Yancoal Australia Pty were RMB442.1 million; (3) realized net sales of coal of Shanxi Nenghua were RMB111.7 million.

Railway Assets

In the first half of 2007, coal delivered by the railway assets of the Company ( Railway Assets ) specifically used for coal transportation were 8.70 million tonnes, representing a decrease of 0.72 million tonnes or 7.6% as compared to the same period last year. Realized net income from railway transportation service of the Company was RMB91.296 million (realized income of transportation volume calculated on an ex-mine basis and on the basis that the transportation cost of the Railway Assets was borne by the customers), representing an increase of RMB19.542 million or 27.2% as compared to the same period last year. The increase was mainly due to the increase in transport volume with the transportation charges borne by the customers by 1.54 million tonnes.

Operating Expenses and Cost Control

Total operating expenses of the Company for the first half of 2007 were RMB4,546.1 million, representing an increase of RMB697.1 million or 18.1% as compared to the same period last year, among which, the cost of sales and railway transportation service increased by RMB742.7 million or 28.1% as compared to the same period last year, while selling, general and administration expenses decreased by RMB45.633 million or 3.8% as compared to the same period last year. The percentage of total operating expenses to total net sales increased from 65.0% in the same period last year to 67.9% in this reporting period.

The following table sets out the Company’s major operating expenses, which are also expressed as percentages to total net sales, for the six months ended 30th June, 2007 and the six months ended 30th June 2006 respectively:

	For the six months ended 30th June
	2007	2006	2007	2006
	(RMB’000)		(% to total net sales)
Net sales
Net sales of coal	6,604,656	5,851,598	98.6	98.8
Net income of railway transportation service	91,296	71,754	1.4	1.2

Total net sales	6,695,952	5,923,352	100.0	100.0

Cost of sales and railway transportation service
Materials	560,611	587,966	8.4	9.9
Wages and employee benefits	1,141,120	707,753	17.0	11.9
Electricity supply	200,149	163,435	3.0	2.8
Depreciation	529,481	469,837	7.6	7.9
Repairs and maintenance	204,144	157,698	3.0	2.7
Expenses for land subsidence, restoring, recovery and environmental protection	419,471	209,264	6.3	3.5
Mining rights expenses and amortization	12,947	9,920	0.2	0.2
Other transportation fees	52,247	50,729	0.8	0.9
Other expenses	269,446	290,322	4.3	4.9

Total cost of sales and railway transportation service	3,389,616	2,646,924	50.6	44.7

Selling, general and administration expenses	1,156,437	1,202,070	17.3	20.3

Total operating expenses	4,546,053	3,848,994	67.9	65.0

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim financial statements for this year and the unaudited interim financial statements for the year 2006 and the notes thereto. Those financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the US GAAP ), please refer to Supplemental Information II to the financial information prepared in accordance with IFRS contained herein.

THE SIX MONTHS ENDED 30TH JUNE, 2007 COMPARED WITH THE SIX MONTHS ENDED 30TH JUNE, 2006

In the first half of 2007, realized net sales of the Company were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0%, from RMB5,923.4 million over the same period in 2006. Among which (1) the net realized sales of coal were RMB6,604.7 million: (a) Net sales of coal of the Headquarters were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, from RMB5,790.2 million over the same period in 2006. The increase was mainly due to an increase of RMB689.9 million in net coal sales attributable to the increase in average coal price, and a decrease of RMB429.3 million in net coal sales attributable to the decrease in coal sales volume; (b) net sales of coal of Yancoal Australia Pty were RMB442.1 million; (c) net sales of coal of Shanxi Nenghua were RMB111.7 million; (2) net income realized from railway transportation service were RMB91.296 million, representing an increase of RMB19.542 million or 27.2%, from RMB71.754 million of the same period last year. The increase was mainly due to the transport volume with the railway charges borne by the customers increased by 1.54 million tonnes.

In the first half of 2007, cost of sales and railway transportation service was RMB3,389.6 million, representing an increase of RMB742.7 million or 28.1%, as compared to RMB2,646.9 million over the same period in 2006. Such amount includes: I coal sales cost was RMB3,299.6 million, among which, (1) the Headquarters’ coal sales cost was RMB2,908.7 million, representing an increase of RMB309.0 million or 11.9%, as compared to RMB2,599.7 million for the same period last year; while the unit cost of coal sales was RMB187.52, representing an increase of RMB32.34 or 20.8%, compared to RMB155.18 for the same period last year which was mainly due to (a) an increase of unit cost of coal sales by RMB2.18 as a result of the increase of employees’ wages; (b) the increase in land subsidence fees as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB14.55; (c) the accounting subentry of coal production workers’ pension fund was moved from selling, general and administration expenses to sales cost resulting in the increase of unit cost of coal sales by RMB18.17 and in the decrease of selling, general and administration expenses accordingly; (d) the partial set-off by the Company’s cost control measures of the cost-increasing factors above which resulted in the increase of unit cost of coal sales; (2) cost of coal sales of Yancoal Australia Pty was RMB307.0 million and the unit cost of coal sales of Yancoal Australia Pty was RMB346.15; and (3) cost of coal sales of Shanxi Nenghua was RMB84.712 million and the unit cost of coal sales of Shanxi Nenghua was RMB148.23; and II cost of railway transportation service was RMB89.976 million, representing an increase of RMB48.484 million or 116.9%, as compared to RMB41.492 million over the same period in 2006.

In the first half of 2007, selling, general and administration expenses of the Company were RMB1,156.4 million, representing a decrease of RMB45.633 million or 3.8%, from RMB1,202.1 million over the same period in 2006. Among which (1) selling, general and administration expenses of the Headquarters were RMB861.3 million, representing a decrease of RMB83.956 million or 8.9%, as compared to RMB945.2 million in the same period last year; (2) selling, general and administration expenses of Yancoal Australia Pty were RMB198.6 million, representing a decrease of RMB37.876 million or 16.0%, as compared to RMB236.5 million in the same period last year; and (3) selling, general and administration expenses of Shanxi Nenghua were RMB43.909 million.

In the first half of 2007, other operating income of the Company were RMB105.1 million, representing an increase of RMB18.805 million or 21.8%, compared to RMB86.334 million over the same period in 2006. This was primarily due to (1) the exchange rate income of RMB36.6 million in the reporting period; and (2) the decrease in interest income from bank deposits of RMB12.774 million as compared to the same period last year.

In the first half of 2007, interest expenses of the Company were RMB14.851 million, representing an increase of RMB7.071 million or 90.9%, compared to RMB7.780 million over the same period last year. The increase was primarily due to the increase in long-term bank loan resulting from the acquisition of Shanxi Nenghua.

In the first half of 2007, income before tax of the Company were RMB2,240.2 million, representing an increase of RMB87.275 million or 4.1%, compared to RMB2,152.9 million over the same period last year.

In the first half of 2007, net income attributable to the equity holders of the Company for the period were RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8%, compared to RMB1,433.6 million for the same period last year.

Total assets of the Company increased from RMB23,458.7 million as at 31st December, 2006 to RMB23,760.1 million as at 30th June, 2007, representing an increase of RMB301.4 million or 1.3%. The increase was primarily due to the increase in assets’ value resulting from the Company’s operating activities.

Total liabilities of the Company decreased from RMB4,465.0 million as at 31st December, 2006 by RMB261.7 million or 5.9%, to RMB4,203.3 million as at 30th June, 2007.

Equity attributable to equity holders of the Company increased from RMB18,931.8 million as at 31st December 2006 to RMB19,482.6 million as at 30th June 2007, representing an increase of RMB550.8 million or 2.9%. The increase was principally attributable to the profits realized from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In the first half of 2007, the Company’s principal source of capital was the cash flow from operations. The Company’s principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and increasing registered capital of Yanmei Heze Neng Hua Company Limited ( Heze Nenghua ).

In the first half of 2007, the net cash flow from operating activities of the Company was RMB2,030 million, representing an increased of RMB1,647 million or 430.0%, as compared with RMB383 million for the same period last year, which is mainly due to: (1) cash received from sales of goods or rendering of services was RMB9,497.4 million, representing an increase of RMB2,465.7 million or 35.1%, as compared with RMB7,031.7 million for the same period last year; (2) cash paid for purchase of goods or accepting services was RMB2,714.3 million, representing an increase of RMB173.3 million or 6.8%, as compared with RMB2,541.0 million for the same period last year; (3) tax payment was RMB1,994.0 million, representing an increase of RMB405.5 million or 25.5%, as compared with RMB1,588.5 million for the same period last year.

As at 30th June, 2007, the balance of the Company’s bills and accounts receivable were RMB1,088.2 million, representing a decrease of RMB1,123.7 million or 50.8% from RMB2,211.9 million as at 31st December, 2006. Of this amount, (1) bills receivable accounted for RMB949.3 million, representing a decrease of RMB1,055.1 million or 52.6%, as compared to RMB2,004.4 million as at 31st December, 2006. Decrease in bills receivable was primarily due to the decrease of bank acceptance bills; (2) accounts receivable decreased from RMB207.5million as at 31st December, 2006 by RMB68.64 million or 33.1%, to RMB138.8 million as at 30th June, 2007, principally due to the reduction of newly occurred accounts receivable in this reporting period and the Company’s enhanced efforts of collecting previous accounts receivable.

As at 30th June, 2007, inventories of the Company increased from RMB579.6 million as at 31st December, 2006 by RMB110.9 million or 19.1%, to RMB690.5 million. The increase was mainly due to the increase of coal inventory.

Prepayments and other current assets increased from RMB231.5 million as at 31st December, 2006 by RMB57.08 million or 24.7%, to RMB288.6 million as at 30th June, 2007. The increase was mainly due to (1) the increase in advances to suppliers of RMB 32.708 million; (2) the prepayment of construction expenses for Yushuwan coalmine of RMB 20.5 million.

Bills and accounts payables decreased from RMB745.7 million as at 31st December, 2006 by RMB198.9 million or 26.7%, to RMB546.8 million as at 30th June, 2007. The decrease was mainly due to the decrease of advances to suppliers.

Other accounts payables and accrued expenses increased from RMB1,899.7 million as at 31st December, 2006 by RMB592.2 million or 31.2%, to RMB2,491.9 million as at 30th June, 2007. The increase was mainly due to the increase of accounts payables to related companies.

Long-term liabilities decreased from RMB637.0 million as at 31st December, 2006 by RMB43.199 million or 6.8%, to RMB593.8 million as at 30th June, 2007.

In the first half of 2007, the Company’s capital expenditure for purchase and replacement of plant, property and machinery equipment were RMB634.3 million, representing a decrease of RMB410.5 million, as compared to RMB1,044.8 million in the same period last year.

In the first half of 2007, the Company additionally contributed RMB876.0 million as the increased registered capital of Heze Nenghua. The capital came from RMB481.0 million raised from issuance of new H shares in 2004 and RMB395.0 million from the Company’s internal resources. The equity interests in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital.

As at 30th June, 2007, the Company’s debt to equity ratio was 2.0%, which was calculated based on equity attributable to equity holders of the Company and total liabilities amounting to RMB19,482.6 million and RMB399.0 million respectively.

The Company believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

The Company and all of its subsidiaries registered in China are subject to an income tax rate of 33% on its taxable profits for the reporting period. Yancoal Australia Pty and its wholly-owned subsidies, Austar Coal Mining Pty Limited, are subject to an income tax rate of 30% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of the differences between the IFRS and the US GAAP, please refer to Supplement Information II of this report.

OUTLOOK FOR THE SECOND HALF OF 2007

Demand and supply for coal in the domestic market remain strong. Coal price will remain at a high level. The economic development of the People’s Republic of China (the PRC ) is maintained at a rapid rate, which results in the strong demand for coal by primary industries, such as power, metallurgy, building materials and chemicals, etc. Newly constructed coalmines will gradually increase production capabilities. Increase in coal price will facilitate expansion in coal production capabilities. The PRC is changing from a net coal export country to a net coal import country which will increase the domestic supply of coal. The railway transportation capacity has been enhanced, however, it is still the bottleneck that restricts coal supply. The State is for the first time aware of the importance in energy saving and CO2 emission reduction, which will accelerate the consolidation of the coal industry. This will in turn improve the centralization of coal industry in the PRC and will enhance the competitive advantages of large-scale coal enterprises.

Supply of coal will be slightly tight in the international market, with an uprising trend in coal price. As the growth of global economy will remain at a rapid rate in the second half of 2007 with oil price breaking record level high and sea freight fee and spot price of Australia BJ steam coal remaining at a high level, international coal price will likely be increasing. Australia restraint port quota will hinder the growth of its coal supply volume. With China reducing its coal exports, coal export volume of Indonesia remaining stable and coal exports of South Africa and Vietnam increasing slightly, supply will be relatively tight in the international coal market. China and India will increase their coal imports. Japan will also increase its demand of coal due to the closure of nuclear plants. Thus, demand for coal will be strong in international coal market, especially in East Asia.

The Company has entered into contracts of coal export for a total of 0.55 million tones with the average contract price of USD71.88/tonne, representing an increase of 35.7% compared with the same period in 2006.

Operating strategies

The Company will continue to improve its profitability and shareholders’ return through operating strategies in development such as external expansion and internal organic growth. In the second half of 2007, the Company will continue to implement the following operating strategies:

Accelerate the construction of existing projects and continue to identify new acquisition opportunities. The 100,000-tonnes methanol project of Shanxi Nenghua will commence operation at the end of 2007. Progress for the construction of Zhaolou Coal mine of Heze Nenghua and the acquisition of coal mine exploration rights will accelerate. More efforts will be devoted to speed up the establishment of Yushuwan Coalmine Company in Shannxi Province. Installation of key equipment for 600,000 tonnes methanol project of Yanzhou Coal Yulin Neng Hua Company Limited will be completed and ready for pilot production. The Company will continue to identify new acquisition opportunities in coal and other related industries both in China and overseas, so as to expand the scale of its coal mine assets and develop coal further processing business.

Improve operation and management and enhance the profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of the coalmine at its headquarters, and improve the output and sales volume of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Nenghua. Secondly, the Company will continue to implement the Four Optimizations and the Three Nil Project . Efforts will be devoted to achieve a optimised mix in domestic sales and export sales, adjust product structure, and increase the sales of more profitable coal products. Thirdly, more emphasis will be given to management and cost control, so as to strengthen the cost management for internal and external development projects of the Company. The Company will also continue to improve the financial control systems, strengthen capital budgeting management, and improve performance assessment systems , in order to ensure effective cost control.

Regulate the operations of the Company and improve the standard of governance in the Company. The Company will continue to improve its internal control over workflow and system. The Company will also strengthen training for its directors, supervisors, senior management and other senior working staff, so as to enhance self-discipline and sense of responsibility. The Company will also continue to improve corporate governance so as to further standardize its operations.

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Changes in Share Capital during the Reporting Period

During this reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 30th June, 2007, the share capital of the Company was as follows.

Unit: shares (Par value per share: RMB1.00)

	Number of shares	Percentage over the total capital of the Company
Domestic tradable shares with trading moratorium	2,600,000,000	52.86%
Domestic tradable shares without trading moratorium	360,000,000	7.32%
H shares	1,958,400,000	39.82%

Total numbers of shares	4,918,400,000	100.00%

Number of Shareholders as at the end of this Reporting Period

As at 30th June, 2007, the Company had a total of 90,019 Shareholders, of which one was the holder of A shares subject to a trading moratorium, 89,901 were holders of A shares without trading moratorium and 117 were holders of H shares.

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2007, the top ten Shareholders and the top ten Shareholders holding tradable shares without trading moratorium of the Company were as follows.

Name of shareholders	Class of shares	Number of shares held as at the end of this reporting period (shares)	Percentage holding of the total capital of the Company (%)
Shareholders holding tradable shares subject to a trading moratorium
Yankuang Group Corporation Limited	A shares	2,600,000,000	52.86
Shareholders holding tradable shares without trading moratorium
HKSCC Nominees Limited	H shares	1,956,247,680	39.77
Yi Fang Da Value Growing Combined Securities Investment Fund	A shares	13,421,014	0.27
Jiu Jia Securities Investment Fund	A shares	7,547,022	0.15
First State Cinda Leaders Growth Equity Fund	A shares	5,653,739	0.11
Nikko AM China RMB A Shares Fund	A shares	4,399,985	0.09
DEUTSCHE BANK AKTIENGESELLSCHAFT	A shares	4,224,455	0.09
Dow Jones 88 Selected Securities Investment Fund	A shares	3,199,943	0.07
Lion Stocks Securities Investment Fund	A shares	3,179,472	0.06
ING BANK N.V.	A shares	3,099,953	0.06
CICC Stocks Tactic Integrated Asset Management Plan	A shares	2,499,818	0.05

Note: The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2007, which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Registrars Limited.

Pursuant to the Securities Law of the People’s Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2007 as having an interest of 5% or more of the Company’s public shares.

None of the shares held by Yankuang Group Corporation Limited (the Yankuang Group ) were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other Shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited held the Company’s H shares in a nominee capacity.

Save as disclosed above, related party relationships and concert actions among the shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2007, no other person (other than a director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the SFO ).

Name of substantial shareholder	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person shares)	2,600,000,000	(L)	Beneficial Owner	Corporate	87.84%	52.86%

JP Morgan Chase & Co.	H Shares	122,506,449 (including 56,930,899	(L) (P))	Beneficial owner, Investment manager and Custodian corporation/Approved lending agent	Corporate	9.16%	3.65%

Prudential plc	H Shares	140,886,000		Interests of controlled corporations	Corporate	7.19%	2.86%

Templeton Asset Management Limited	H Shares	116,002,000	(L)	Investment manager	Corporate	5.92%	2.36%

Notes:

1. The letter L denotes a long position. The letter S denotes a short position. The letter P denotes interest in a lending pool.

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part

XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Company’s directors).

Name	Status	Title	Number of domestic shares held at the beginning of this reporting period	Number of domestic shares held at the end of this reporting period	Reasons for change
			(shares)	(shares)
Wang Xin	—	Chairman of the Board	0	0	—
Geng Jiahuai	—	Vice Chairman of the Board	0	0	—
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000	20,000	—
Shi Xuerang	—	Director	0	0	—
Chen Changchun	—	Director	0	0	—
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	20,000	20,000	—
Wang Xinkun	—	Director and Vice General Manager	0	0	—
Zhang Baocai	—	Director and Secretary of the Board	0	0	—
Dong Yunqing	—	Director	0	0	—
Pu Hongjiu	—	Independent Non- executive Director	0	0	—
Cui Jianmin	—	Independent Non- executive Director	0	0	—
Wang Xiaojun	—	Independent Non- executive Director	0	0	—
Wang Quanxi	—	Independent Non- executive Director	0	0	—
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	20,000	20,000	—
Song Guo	Beneficial owner	Vice Chairman of the Supervisor Committee	3,000	1,800	traded at the secondary market
Zhang Shengdong	—	Supervisor	0	0	—
Liu Weixin	—	Supervisor	0	0	—
Xu Bentai	—	Supervisor	0	0	—

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2007, the total number of domestic shares of the Company held by the directors and supervisors of the Company was 61,800 shares, representing 0.001% of the total share capital of the Company.

As at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2006

At the 2006 annual general meeting of the Company held on 15th June, 2007, the shareholders of the Company approved the final dividends of RMB983.7 million ( tax included), or RMB0.20 (tax included) per share to be declared and paid to the shareholders of the Company, which include (1) cash dividends of RMB590.2 million (tax included) or RMB0.12 (tax included) per share for the year ended 2006 in accordance with the Company’s consistent dividend policy; and (2) 2006 special cash dividends of RMB393.5 million (tax included) or RMB0.08 (tax included) per share.

As at this reporting date, the 2006 final cash dividends has been paid to the shareholders of the Company.

Interim Dividends Distribution

There will be no payment of interim dividends or issue of bonus shares for the first half-year of 2007.

Amendments to the Business Scope and the Articles of Association of the Company

Pursuant to the approval as at the 2006 annual general meeting held on 15th June, 2007, the Company amended the business scope and the articles of association of the Company (the Articles of Association ). Details of the amendments to the business scope and the Articles of Association were published in Wen Wei Po and South China Morning Post of Hong Kong dated 27th April, 2007, and posted on the websites of The Stock Exchange of Hong Kong Limited.

Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. The construction of Zhaolou Coalmine is expected to be completed in 2008.

Increase in Registered Capital of Heze Nenghua

As at the 10th meeting of the third session of the Board of the Company convened on 20th April, 2007, the registered capital of Heze Nenghua was approved to be increased to RMB1,500 million from RMB600 million, among which the Company has additionally contributed RMB876 million. The equity interest in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital. The increased registered capital is to be mainly used for the construction of Zhaolou Coalmine.

Establishment of Yankuang Group Finance Company Limited

As at the 13th meeting of the third session of the Board of the Company convened on 3rd August, 2007, the resolution on the establishment of Yankuang Group Finance Company Limited (the name of which will be subject to the approval by China Banking Regulatory Commission and the verification by industry and commerce registration authorities) jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment LLC was approved. The Company will contribute RMB125 million from internal resources, which will account for 25% of the registered capital to be contributed.

Please refer to the announcement dated 3rd August, 2007 on the resolution passed at the 13th meeting of the third session of the board of directors published on the website of The Stock Exchange of Hong Kong Limited. The Company will make an announcement pursuant to the listing rules requirement after the Investment Agreement of Yankuang Group Finance Company Limited is signed.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industria Company Limited (the Entrusted Loan ). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited ( Huaxia Shares ) in accordance with the relevant laws on 6th September, 2005 to repay the Company the principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the Creditor’s Rights and Interests ). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date of disclosure of this report, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission ( CBRC ).

The Company was aware of that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited ( RunHua Group ), a private enterprise started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank Company Limited held by Lianda Group Limited to it. It is reported that the Supreme People’s Court judged that 240 million of the 360 million shares in Huaxia Bank Company Limited held by Lianda Group Limited should be transferred to RunHua Group. In accordance with notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that the Entrusted Loan case should be continued to be enforced.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (1) to support the Company’s proposition, clarify the priority of executing the Entrusted Loan case and repaying the Company from the sale proceeds through auctioning the Huaxia Shares held by Lianda Group Limited; (2) that if Lianda Group Limited transfers the Huaxia shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two cases, and the People’s Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that it can receive the Creditor’s Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

Material Contracts

Besides the relevant agreements disclosed in the section headed Disclosure of Significant Events , the Company was not a party to any material contract during this reporting period.

Use of Funds and External Guarantees by the Company

As at 30th June, 2007, no external guarantees have been made by the Company, and the Company’s controlling shareholders and the Company’s subsidiaries have not used the Company’s funds for non-operating items.

The above information concerning the use of funds and external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

External Equity Investment

As at 30th June, 2007, the external equity investments made by the Company are as follows.

No.	Code of Stock	Brief Name of Stock	Number of shares held(shares)	Percentage of the company’s total equity interest	Initial investment cost (RMB)	Book value on 30th June, 2007(RMB)
1	600642	Shenergy Company Ltd.	22,323,900	0.77%	60,420,274	143,592,428
2	601008	Lianyungang	1,150,000	0.26%	1,760,419	1,760,419

Total					62,180,693	145,352,847

Save as disclosed above, the Company has made no other external equity investment as at this reporting date.

The above information concerning external equity investment is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

COMPANY GOVERNANCE

1. In accordance with requirements under special program on listed companies governance launched by China Securities Regulatory Commission, Shandong Securities Regulatory Bureau and Shanghai Stock Exchange, the Self-examination Report and Reform Plan relating to the Corporate Governance Activities of Yanzhou Coal Mining Company Limited was approved at the 12th meeting of the third session of the Board held on 15th June, 2007, and the Company is normally and orderly carrying out public assessment and improving work in stages.

2. During this reporting period, the Company is steadily promoting internal control system construction in pursuant to the US Sarbanes-Oxley Law, Guide on Internal Control of the Listed Companies of Shanghai Stock Exchange, and the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited (the Listing Rules ).

In June 2007, the management completed its evaluation of the effectiveness of the Company’s internal control over financial reporting as of 31st December , 2006 using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A number of audit adjustments and reclassifications have been made to the Company’s 2006 consolidated financial statements, principally including: the adjustment to the construction in progress in two subsidiaries and one of the coal mines, the adjustment to income tax expense for the provision of tax liabilities for the year, and the reclassifications between certain short-term and long-term assets and liabilities. Management has determined that these adjustments and reclassifications are resulted from lack of financial accounting personnel and experts who have been adequately trained and who are familiar with the IFRS and the US GAAP to deal with matters relating to major transactions, complicated account handling and financial reporting from time to time.

The management has developed a correction plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures.

ENTRUSTED LOAN

Entrusted loans occurred during this reporting period and that occurred in the previous reporting period and continued in this reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Reviewed and approved at board meeting on 13th December, 2004	No	No

2	Yancoal Australia Pty Limited	US$20 million	From 7th November, 2005 to 7th November,2007	6.31%	Reviewed and approved at board meeting dated on 28th June, 2005	No	No
		US$20 million	From 13th February 2006 to 7th November, 2007	6.57938%		No	No
		US$20 million	From 6th June, 2006 to 7th November, 2007	6.89438%		No	No
		US$20 million	From 22nd August, 2006 to 7th November, 2007	6.9625%		No	No
		US$5 million	From 31st October,2006 to 7th November, 2007	6.83063%		No	No
		US$5 million	From 27th November, 2006 to 7th November, 2007	6.7875%		No	No

3	Yanmei Heze Nenghua Company Limited	RMB30 million	From 3rd July, 2006 to 26th June, 2007	5.85%	Reviewed and approved at the daily operation meeting by the general manager dated 22nd June, 2006	No	Yes	RMB7,252,862.50
		RMB100 million	From 10th August, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB35 million	From 17th October,2006 to 26th June, 2007	5.85%		No	Yes
		RMB23 million	From 29th November, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB25 million	From 26th December, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB37 million	From 16th January, 2007 to 26th June, 2007	5.85%		No	Yes
		RMB30 million	From 7th March, 2007 to 26th June, 2007	5.85%		No	Yes
		RMB20 million	From 5th April, 2007 to 26th June, 2007	5.85%		No	Yes

4	Yanzhou Coal Yulin Nenghua Company Limited	RMB 500 million	From 20th October, 2006 to 20th October, 2009	6.30%	Reviewed and approved at the daily operation meeting by the general managers dated 11th September, 2006	No	No	RMB15,925,000

5	Yanzhou Coal Yulin Nenghua Company Limited	RMB100 million	From 17th May, 2007 to 17th May, 2010	6.57%	Reviewed and approved at the board meeting dated on 25th October, 2006	No	No	RMB921,625
		RMB50 million	From 28th May,2007 to 17th May, 2010	6.57%		No	No
		RMB 50 million	From 14th June, 2007 to 17th May, 2010	6.57%		No	No

6	Yanmei Heze Nenghua Company Limited	RMB500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No

7	Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No

8	Yanzhou Coal Yulin Nenghua Company Limited	RMB1500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the board meeting dated on 17th August, 2007	No	No

As at the daily operation meeting by the general managers held on 22nd January, 2007, Shanxi Nenghua, the Company’s wholly owned subsidiary, was approved to extend an entrusted loan of RMB200 million to Shanxi Tianhao Chemicals Company Limited, Shanxi Nenghua’ s controlling subsidiary. The details are shown as below:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB80 million	From 29th March,2007 to 28th March,2012	6.48%	Reviewed and approved at the daily operation meeting by the general managers dated on 22nd January, 2007	No	No	RMB1,342,800
		RMB20 million	From 15th May,2007 to 14th May,2012	6.48%		No	No
		RMB100 million	From 28th June, 2007 to 27th June, 2012	6.48%		No	No

Upon approval at the board meeting convened on 28th June, 2005, the Company extended an entrusted loan of US$90 million to Yancoal Australia Pty Limited. Yancoal Australia Pty Limited should pay partial principal of US$4.5 million and its corresponding interests back to the Company on 21st September, 2007, and the remaining principal of US$85.5 million and its corresponding interests should be due on 7th November, 2007. As approved at the board meeting held on 17th August, 2007, the principal of US$85.5 million of the entrusted loan mentioned above and its corresponding interests shall be paid off on 7th November, 2008, with one year postponed in terms of repayment term.

During this reporting period, there is no other entrusted loans by the Company occurred. Save as disclosed above, the Company currently has no other plans to make entrusted loans.

The above information concerning entrusted loans is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

CONNECTED TRANSACTION

Details of the connected transactions for the first half year of 2007 are set out in note 24 to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in note 35 to the financial statements prepared in accordance with the PRC GAAP contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the Model Code ) set out in Appendix 10 of the Rules Governing the Listing Rules. The Company has adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the Code Provision ).

There is no significant difference between the compliance with the Code Provision by the Company during this reporting period and that disclosed in the Company’s 2006 Annual Report.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China implements a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

The impact of floating exchange rate to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) impact on income through coal export which is calculated in RMB; (b) impact of conversion loss of foreign currency deposit; and (c) impact on the Company’s import costs of equipment and fittings.

The Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2007, the Company had 41,073 employees in total, of whom 2,697 were management personnel, 1,570 were technicians, 26,386 were directly involved in coal production and 10,420 were supporting staff.

POLICY OF REMUNERATION

The remunerations for the directors, the supervisors and the senior management of the Company shall be proposed by the Remuneration Committee of the Board to the Board. The remuneration for the directors and the supervisors of the Company has to be approved in the shareholders’ general meeting after review and approved by the Board; while the remuneration for the senior management has to be approved by the Board.

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Their rewards are linked to the Company’s overall economic efficiency.

AUDITORS

In this reporting period, the Company has retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

* the full text of the interim report signed by the Chairman;

* financial statements bearing the chop of the Company and signed by corporate representative, responsible person of the accounting work and responsible person of the accounting department;

* all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;

* the Articles of Association of the Company;

* the full text of the interim report released in other securities markets.

On behalf of the Board

Wang Xin

Chairman

17th August, 2007

Zoucheng, People’s Republic of China

Directors: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

The interim report of the Company for the six-month period ended 30th June, 2007 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http//www.hkex.com.hk) in due course.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

YANZHOU COAL MINING COMPANY LIMITED

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2007

Dear Shareholders,

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou Coal”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2007, which have been reviewed by the Audit Committee of the Board.

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year; coal sales were 16.97 million tonnes, representing an increase of 0.11 million tonnes or 0.7% as compared to the same period last year. Total net sales were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0 % as compared to the same period last year. Net income attributable to the equity holders of the Company for this reporting period was RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8% as compared to the same period last year.

SUMMARY OF UNAUDITED MAJOR FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

Operating Results

	For the six months ended 30th June
	2007		2006		change as compared to the same period of last year (+/-)	For the year ended 31st December 2006
	(RMB’000)		(RMB’000)			(RMB’000)
	(unaudited)		(unaudited)%			(audited)
Net sales
Net sales of coal		6,604,656		5,851,598	12.9		11,846,948
including: Headquarters		6,050,832		5,790,197	4.5		11,710,664
Domestic		5,616,290		4,447,290	26.3		9,365,857
Export		434,542		1,342,907	-67.6		2,344,807
Yancoal Australia Pty		442,145		61,401	620.1		114,409
Shanxi Nenghua		111,679		—	—		21,875
Net income of railway transportation services		91,296		71,754	27.2		160,399
Total net sales		6,695,952		5,923,352	13.0		12,007,347
Gross profit		3,306,336		3,276,428	0.9		5,817,278
Interest expenses		(14,851)		(7,780)	90.9		(26,349)
Income before income taxes		2,240,187		2,152,912	4.1		3,726,624
Income attributable to equity holders of the Company for this reporting period		1,502,360		1,433,612	4.8		2,372,985
Net cash income from operating activities		2,030,035		383,018	430.0		3,767,156

Earnings per share	RMB	0.31	RMB	0.29	4.8	RMB	0.48

Interim Report 2007    1

YANZHOU COAL MINING COMPANY LIMITED

Assets and Liabilities

	30th June				31st December
	2007		2006		2006
	(RMB’000)		(RMB’000)		(RMB’000)
	(unaudited)		(unaudited)		(audited)
Current assets		10,069,874		11,187,124		9,871,911
Current liabilities		3,609,567		3,777,113		3,828,048
Total assets		23,760,076		21,989,295		23,458,749
Equity attributable to equity holders of the Company		19,482,616		17,971,378		18,931,779
Net asset value per share	RMB	3.96	RMB	3.65	RMB	3.85
Return on net assets (%)		7.71		7.98		12.53

Note:	The Company purchased 98% and 2% equity interest of Yanzhou Coal Shanxi Neng Hua Company Limited (“Shanxi Nenghua”) respectively in November 2006 and February 2007. The Company has additionally consolidated the financial statements of Shanxi Nenghua in this reporting period as compared to the same period last year.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2007 and 2006 respectively, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2007, the raw coal production of the Company was 18.15 million tonnes, representing an increase of 0.30 million tonnes or 1.7% as compared to the same period last year, among which: (1) raw coal production of the Company’s six coal mines in the headquarters area was 16.47 million tonnes, representing a decrease of 1.27 million tonnes or 7.2%, as compared to the same period last year; (2) raw coal production of Yanzhou Coal Australia Pty Limited (“Yancoal Australia Pty”) was 1.08 million tonnes. Austar Coal Mine, which is owned by Yancoal Australia Pty, started commercial operation in October, 2006; and (3) raw coal production of Shanxi Nenghua was 0.60 million tonnes. Tianchi coalmine, which is owned by Shanxi Nenghua, started commercial operation in November, 2006.

In the first half of 2007, salable coal production of the Company was 17.66 million tonnes, representing an increase of

0.46 million tonnes or 2.7% as compared to the same period last year, among which, (1) salable coal production of the Company’s six coal mines in the headquarters area was 16.15 million tonnes, representing a decrease of 0.95 million tonnes or 5.6%, as compared to the same period last year; (2) salable coal production of Yancoal Australia Pty was 0.91 million tonnes; (3) salable coal production of Shanxi Nenghua was 0.60 million tonnes.

2        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

Coal Sales and Price

The following table sets out the sales prices of the Company’s products for the six months ended 30th June, 2007, for the six months ended 30th June, 2006, for the six months ended 31st December, 2006 and for the year 2006:

		For the six months ended 30th June		For the six months ended 31st December	For the year ended 31st December
		2007 Average price of coal products (RMB per tonne)	2006 Average price of coal products (RMB per tonne)	2006 Average price of coal products (RMB per tonne)	2006 Average price of coal products (RMB per tonne)
1.	Headquarters
	Clean Coal
	No. 1 Clean Coal	573.04	506.55	503.83	505.38
	No. 2 Clean Coal	544.24	493.41	466.46	479.40
	Domestic	555.89	489.32	495.68	493.02
	Export	343.07	500.55	335.53	442.53
	No. 3 Clean Coal	431.37	380.75	374.80	377.72
	Domestic	459.87	379.01	395.11	387.10
	Export	335.18	383.66	342.98	362.55
	Lump Coal	535.96	422.29	433.25	427.88
	Average Price for Clean Coal	479.53	420.61	408.76	414.58
	Domestic	505.22	421.35	437.73	429.92
	Export	336.15	419.19	341.63	382.13
	Screened Raw Coal	330.55	296.71	284.27	289.89
	Mixed Coal and Others	136.70	156.94	134.62	147.17
	Average Coal Price of Headquarters	390.10	345.62	336.83	341.12
	Domestic	395.00	328.23	335.86	332.19

2.	Yancoal Australia Pty	498.52	558.34	642.83	594.55

3.	Shanxi Nenghua	195.41	—	155.22	155.22

Notes:

1.	The sales price of coal products is the invoice price of coal sales of the Company minus sales taxes, transportation cost and various miscellaneous fees.
2.	The historic average price of each type of coal products for the six months ended 31st December, 2006 was calculated based on the following formula:

(Net sales of each type of coal products for the year ended 31st December, 2006) less (Net sales of each type of coal products for the six months ended 30th June 2006)

(Sales volume of each type of coal products for the year ended 31st December 2006) less

(Sales volume of each type of coal products for the six months ended 30th June 2006)

Interim Report 2007    3

YANZHOU COAL MINING COMPANY LIMITED

The Company’s average coal sales price in the headquarters area for the first half of 2007 was RMB390.10/tonne, representing an increase of RMB44.48/tonne or 12.9%, as compared to the same period last year. The average domestic coal sales price was RMB395.00/tonne, representing an increase of RMB66.77/tonne or 20.3%, as compared to the same period last year; while the average export coal sales price was RMB336.15/tonne, representing a decrease of RMB83.04/ tonne or 19.8%, as compared to the same period last year.

Decrease in average export coal sales price of the Company headquarters (the “Headquarters”) was mainly due to the export coal contract price in 2006 was adopted for the first quarter of 2007, which was decreased as compared to the same period of last year.

The average coal sales price of Yancoal Australia Pty for the first half of 2007 was RMB498.52/tonne.

The average coal sales price of Shanxi Nenghua for the first half of 2007 was RMB195.41/ tonne.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2007 and the six months ended 30th June, 2006:

	For the six months ended 30th June
	2007			2006
	Sales volume ’000 tones	Net sales RMB’000	% to total net sales	Sales volume’000 tones	Net sales RMB’000	% to total net sales
1. Headquarters
Clean Coal
No. 1 Clean Coal	381.2	218,422	3.3	494.0	250,253	4.3
No. 2 Clean Coal	2,923.8	1,591,246	24.2	2,671.7	1,318,267	22.5
Domestic	2,763.8	1,536,371	23.3	1,697.8	830,759	14.2
Export	160.0	54,875	0.9	973.9	487,508	8.3
No. 3 Clean Coal	4,956.2	2,137,972	32.3	5,955.3	2,267,452	38.7
Domestic	3,823.5	1,758,305	26.6	3,725.7	1,412,053	24.1
Export	1,132.7	379,667	5.7	2,229.6	855,399	14.6
Lump Coal	244.8	131,225	2.0	272.1	114,892	2.0
Subtotal for Clean Coal	8,506.0	4,078,865	61.8	9,393.1	3,950,865	67.5
Domestic	7,213.3	3,644,323	55.2	6,189.6	2,607,957	44.6
Export	1,292.7	434,542	6.6	3,203.5	1,342,907	22.9
Screened Raw Coal	5,232.6	1,729,668	26.2	4,895.6	1,452,611	24.8
Mixed Coal and Others	1,772.5	242,299	3.7	2,464.2	386,722	6.6
Subtotal of Headquarters	15,511.1	6,050,832	91.6	16,752.9	5,790,197	99.0
Domestic	14,218.4	5,616,290	85.0	13,549.4	4,447,290	76.0

2. Yancoal Australia Pty	886.9	442,145	6.7	110.0	61,401	1.0

3. Shanxi Nenghua	571.5	111,679	1.7	—	—	—

Total	16,969.5	6,604,656	100.0	16,862.9	5,851,598	100.0

4        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

Coal sales of the Company were 16.97 million tones in the first half of 2007, representing an increase of 0.11 million tonnes or 0.7%, as compared to the same period last year. Among which, (1) coal sales of the Company’s six coal mines in the headquarters area were 15.51 million tonnes, representing a decrease of 1.24 million tonnes or 7.4%, as compared to the same period last year. Domestic coal sales were 14.22 million tonnes, representing an increase of 0.67 million or 4.9% as compared to the same period last year. Export coal sales were 1.29 million tonnes, representing a decrease of 1.91 million tonnes or 59.7% as compared to the same period last year. The change in sales structure is principally due to increase in domestic sales of coal products by the Company in light of market circumstances; (2) coal sales of Yancoal Australia Pty were 0.89 million tones; and (3) coal sales of Shanxi Nenghua were 0.57 million tones.

Realized net sales of coal of the Company were RMB6,604.7 million in the first half of 2007, representing an increase of RMB753.1 million or 12.9%, as compared to the same period last year. Among which, (1) realized net sales of coal of the Company’s six coal mines in the headquarters area were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, as compared to the same period last year. Net domestic coal sales were RMB5,616.3 million, representing an increase of RMB1,169.0 million or 26.3% as compared to the same period last year. Net export coal sales were RMB434.5 million, representing a decrease of RMB908.4 million or 67.6% as compared to the same period last year; (2) realized net sales of coal of Yancoal Australia Pty were RMB442.1 million; (3) realized net sales of coal of Shanxi Nenghua were RMB111.7 million.

Railway Assets

In the first half of 2007, coal delivered by the railway assets of the Company (“Railway Assets”) specifically used for coal transportation were 8.70 million tonnes, representing a decrease of 0.72 million tonnes or 7.6% as compared to the same period last year. Realized net income from railway transportation service of the Company was RMB91.296 million (realized income of transportation volume calculated on an ex-mine basis and on the basis that the transportation cost of the Railway Assets was borne by the customers), representing an increase of RMB19.542 million or 27.2% as compared to the same period last year. The increase was mainly due to the increase in transport volume with the transportation charges borne by the customers by 1.54 million tonnes.

Operating Expenses and Cost Control

Total operating expenses of the Company for the first half of 2007 were RMB4,546.1 million, representing an increase of RMB697.1 million or 18.1% as compared to the same period last year, among which, the cost of sales and railway transportation service increased by RMB742.7 million or 28.1% as compared to the same period last year, while selling, general and administration expenses decreased by RMB45.633 million or 3.8% as compared to the same period last year. The percentage of total operating expenses to total net sales increased from 65.0% in the same period last year to 67.9% in this reporting period.

Interim Report 2007    5

YANZHOU COAL MINING COMPANY LIMITED

The following table sets out the Company’s major operating expenses, which are also expressed as percentages to total net sales, for the six months ended 30th June, 2007 and the six months ended 30th June 2006 respectively:

	For the six months ended 30th June
	2007	2006	2007	2006
	(RMB’000)		(% to total net sales)
Net sales
Net sales of coal	6,604,656	5,851,598	98.6	98.8
Net income of railway transportation service	91,296	71,754	1.4	1.2
Total net sales	6,695,952	5,923,352	100.0	100.0
Cost of sales and railway transportation service
Materials	560,611	587,966	8.4	9.9
Wages and employee benefits	1,141,120	707,753	17.0	11.9
Electricity supply	200,149	163,435	3.0	2.8
Depreciation	529,481	469,837	7.6	7.9
Repairs and maintenance	204,144	157,698	3.0	2.7
Expenses for land subsidence, restoring, recovery and environmental protection	419,471	209,264	6.3	3.5
Mining rights expenses and amortization	12,947	9,920	0.2	0.2
Other transportation fees	52,247	50,729	0.8	0.9
Other expenses	269,446	290,322	4.3	4.9
Total cost of sales and railway transportation service	3,389,616	2,646,924	50.6	44.7
Selling, general and administration expenses	1,156,437	1,202,070	17.3	20.3
Total operating expenses	4,546,053	3,848,994	67.9	65.0

6        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited interim financial statements for this year and the unaudited interim financial statements for the year 2006 and the notes thereto. Those financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to Supplemental Information II to the financial information prepared in accordance with IFRS contained herein.

THE SIX MONTHS ENDED 30TH JUNE, 2007 COMPARED WITH THE SIX MONTHS ENDED 30TH JUNE, 2006

In the first half of 2007, realized net sales of the Company were RMB6,696.0 million, representing an increase of RMB772.6 million or 13.0%, from RMB5,923.4 million over the same period in 2006. Among which (1) the net realized sales of coal were RMB6,604.7 million: (a) Net sales of coal of the Headquarters were RMB6,050.8 million, representing an increase of RMB260.6 million or 4.5%, from RMB5,790.2 million over the same period in 2006. The increase was mainly due to an increase of RMB689.9 million in net coal sales attributable to the increase in average coal price, and a decrease of RMB429.3 million in net coal sales attributable to the decrease in coal sales volume; (b) net sales of coal of Yancoal Australia Pty were RMB442.1 million; (c) net sales of coal of Shanxi Nenghua were RMB111.7 million; (2) net income realized from railway transportation service were RMB91.296 million, representing an increase of RMB19.542 million or 27.2%, from RMB71.754 million of the same period last year. The increase was mainly due to the transport volume with the railway charges borne by the customers increased by 1.54 million tonnes.

In the first half of 2007, cost of sales and railway transportation service was RMB3,389.6 million, representing an increase of RMB742.7 million or 28.1%, as compared to RMB2,646.9 million over the same period in 2006. Such amount includes: I. coal sales cost was RMB3,299.6 million, among which, (1) the Headquarters’ coal sales cost was RMB2,908.7 million, representing an increase of RMB309.0 million or 11.9%, as compared to RMB2,599.7 million for the same period last year; while the unit cost of coal sales was RMB187.52, representing an increase of RMB32.34 or 20.8%, compared to RMB155.18 for the same period last year which was mainly due to (a) an increase of unit cost of coal sales by RMB2.18 as a result of the increase of employees’ wages; (b) the increase in land subsidence fees as a result of the strengthening measures to resettle the villages located above the coal field resulting in the increase of unit cost of coal sales by RMB14.55; (c) the accounting subentry of coal production workers’ pension fund was moved from selling, general and administration expenses to sales cost resulting in the increase of unit cost of coal sales by RMB18.17 and in the decrease of selling, general and administration expenses accordingly; (d) the partial set-off by the Company’s cost control measures of the cost- increasing factors above which resulted in the increase of unit cost of coal sales; (2) cost of coal sales of Yancoal Australia Pty was RMB307.0 million and the unit cost of coal sales of Yancoal Australia Pty was RMB346.15; and (3) cost of coal sales of Shanxi Nenghua was RMB84.712 million and the unit cost of coal sales of Shanxi Nenghua was RMB148.23; and II. cost of railway transportation service was RMB89.976 million, representing an increase of RMB48.484 million or 116.9%, as compared to RMB41.492 million over the same period in 2006.

Interim Report 2007    7

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2007, selling, general and administration expenses of the Company were RMB1,156.4 million, representing a decrease of RMB45.633 million or 3.8%, from RMB1,202.1 million over the same period in 2006. Among which (1) selling, general and administration expenses of the Headquarters were RMB861.3 million, representing a decrease of RMB83.956 million or 8.9%, as compared to RMB945.2 million in the same period last year; (2) selling, general and administration expenses of Yancoal Australia Pty was RMB198.6 million, representing a decrease of RMB37.876 million or 16.0%, as compared to RMB236.5 million in the same period last year; and (3) selling, general and administration expenses of Shanxi Nenghua were RMB43.909 million.

In the first half of 2007, other operating income of the Company were RMB105.1 million, representing an increase of RMB18.805 million or 21.8%, compared to RMB86.334 million over the same period in 2006. This was primarily due to (1) the exchange rate income of RMB36.6 million in the reporting period; and (2) the decrease in interest income from bank deposits of RMB12.774 million as compared to the same period last year.

In the first half of 2007, interest expenses of the Company were RMB14.851 million, representing an increase of RMB7.071 million or 90.9%, compared to RMB7.780 million over the same period last year. The increase was primarily due to the increase in long-term bank loan resulting from the acquisition of Shanxi Nenghua.

In the first half of 2007, income before tax of the Company were RMB2,240.2 million, representing an increase of RMB87.275 million or 4.1%, compared to RMB2,152.9 million over the same period last year.

In the first half of 2007, net income attributable to the equity holders of the Company for the period were RMB1,502.4 million, representing an increase of RMB68.748 million or 4.8%, compared to RMB1,433.6 million for the same period last year.

Total assets of the Company increased from RMB23,458.7 million as at 31st December, 2006 to RMB23,760.1 million as at 30th June, 2007, representing an increase of RMB301.4 million or 1.3%. The increase was primarily due to the increase in assets’ value resulting from the Company’s operating activities.

Total liabilities of the Company decreased from RMB4,465.0 million as at 31st December, 2006 by RMB261.7 million or 5.9%, to RMB4,203.3 million as at 30th June, 2007.

Equity attributable to equity holders of the Company increased from RMB18,931.8 million as at 31st December 2006 to RMB19,482.6 million as at 30th June 2007, representing an increase of RMB550.8 million or 2.9%. The increase was principally attributable to the profits realized from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

In the first half of 2007, the Company’s principal source of capital was the cash flow from operations. The Company’s principal uses of the capital include payment for operating expenses, purchase of property, machinery and equipment, and increasing registered capital of Yanmei Heze Neng Hua Company Limited (“Heze Nenghua”).

8        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2007, the net cash flow from operating activities of the Company was RMB2,030 million, representing an increased of RMB1,647 million or 430.0%, as compared with RMB383 million for the same period last year, which is mainly due to: (1) cash received from sales of goods or rendering of services was RMB9,497.4 million, representing an increase of RMB2,465.7 million or 35.1%, as compared with RMB7,031.7 million for the same period last year; (2) cash paid for purchase of goods or accepting services was RMB2,714.3 million, representing an increase of RMB173.3 million or 6.8%, as compared with RMB2,541.0 million for the same period last year; (3) tax payment was RMB1,994.0 million, representing an increase of RMB405.5 million or 25.5%, as compared with RMB1,588.5 million for the same period last year.

As at 30th June, 2007, the balance of the Company’s bills and accounts receivable were RMB1,088.2 million, representing a decrease of RMB1,123.7 million or 50.8% from RMB2,211.9 million as at 31st December, 2006. Of this amount, (1) bills receivable accounted for RMB949.3 million, representing a decrease of RMB1,055.1 million or 52.6%, as compared to RMB2,004.4 million as at 31st December, 2006. Decrease in bills receivable was primarily due to the decrease of bank acceptance bills; (2) accounts receivable decreased from RMB207.5million as at 31st December, 2006 by RMB68.64 million or 33.1%, to RMB138.8 million as at 30th June, 2007, principally due to the reduction of newly occurred accounts receivable in this reporting period and the Company’s enhanced efforts of collecting previous accounts receivable.

As at 30th June, 2007, inventories of the Company increased from RMB579.6 million as at 31st December, 2006 by RMB110.9 million or 19.1%, to RMB690.5 million. The increase was mainly due to the increase of coal inventory.

Prepayments and other current assets increased from RMB231.5 million as at 31st December, 2006 by RMB57.08 million or 24.7%, to RMB288.6 million as at 30th June, 2007. The increase was mainly due to (1) the increase in advances to suppliers of RMB32.708 million; (2) the prepayment of construction expenses for Yushuwan coalmine of RMB20.5 million.

Bills and accounts payables decreased from RMB745.7 million as at 31st December, 2006 by RMB198.9 million or 26.7%, to RMB546.8 million as at 30th June, 2007. The decrease was mainly due to the decrease of advances to suppliers.

Other accounts payables and accrued expenses increased from RMB1,899.7 million as at 31st December, 2006 by RMB592.2 million or 31.2%, to RMB2,491.9 million as at 30th June, 2007. The increase was mainly due to the increase of accounts payables to related companies.

Long-term liabilities decreased from RMB637.0 million as at 31st December, 2006 by RMB43.199 million or 6.8%, to RMB593.8 million as at 30th June, 2007.

In the first half of 2007, the Company’s capital expenditure for purchase and replacement of plant, property and machinery equipment were RMB634.3 million, representing a decrease of RMB410.5 million, as compared to RMB1,044.8 million in the same period last year.

In the first half of 2007, the Company additionally contributed RMB876.0 million as the increased registered capital of Heze Nenghua. The capital came from RMB481.0 million raised from issuance of new H shares in 2004 and RMB395.0 million from the Company’s internal resources. The equity interests in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital.

As at 30th June, 2007, the Company’s debt to equity ratio was 2.0%, which was calculated based on equity attributable to equity holders of the Company and total liabilities amounting to RMB19,482.6 million and RMB399.0 million respectively.

The Company believes that it will have sufficient capital to satisfy its operational and development requirements.

Interim Report 2007    9

YANZHOU COAL MINING COMPANY LIMITED

TAXATION

The Company and all of its subsidiaries registered in China are subject to an income tax rate of 33% on its taxable profits for the reporting period. Yancoal Australia Pty and its wholly-owned subsidies, Austar Coal Mining Pty Limited, are subject to an income tax rate of 30% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of the differences between the IFRS and the US GAAP, please refer to Supplement Information II of this report.

OUTLOOK FOR THE SECOND HALF OF 2007

Demand and supply for coal in the domestic market remain strong. Coal price will remain at a high level. The economic development of the People’s Republic of China (the “PRC”) is maintained at a rapid rate, which results in the strong demand for coal by primary industries, such as power, metallurgy, building materials and chemicals, etc. Newly constructed coalmines will gradually increase production capabilities. Increase in coal price will facilitate expansion in coal production capabilities. The PRC is changing from a net coal export country to a net coal import country which will increase the domestic supply of coal. The railway transportation capacity has been enhanced, however, it is still the bottleneck that restricts coal supply. The State is for the first time aware of the importance in energy saving and CO2 emission reduction, which will accelerate the consolidation of the coal industry. This will in turn improve the centralization of coal industry in the PRC and will enhance the competitive advantages of large-scale coal enterprises.

Supply of coal will be slightly tight in the international market, with an uprising trend in coal price. As the growth of global economy will remain at a rapid rate in the second half of 2007 with oil price breaking record level high and sea freight fee and spot price of Australia BJ steam coal remaining at a high level, international coal price will likely be increasing. Australia restraint port quota will hinder the growth of its coal supply volume. With China reducing its coal exports, coal export volume of Indonesia remaining stable and coal exports of South Africa and Vietnam increasing slightly, supply will be relatively tight in the international coal market. China and India will increase their coal imports. Japan will also increase its demand of coal due to the closure of nuclear plants. Thus, demand for coal will be strong in international coal market, especially in East Asia.

The Company has entered into contracts of coal export for a total of 0.55 million tones with the average contract price of USD71.88/tonne, representing an increase of 35.7% compared with the same period in 2006.

10        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

Operating strategies

The Company will continue to improve its profitability and shareholders’ return through operating strategies in development such as external expansion and internal organic growth. In the second half of 2007, the Company will continue to implement the following operating strategies:

Accelerate the construction of existing projects and continue to identify new acquisition opportunities. The 100,000-tonnes methanol project of Shanxi Nenghua will commence operation at the end of 2007. Progress for the construction of Zhaolou Coal mine of Heze Nenghua and the acquisition of coal mine exploration rights will accelerate. More efforts will be devoted to speed up the establishment of Yushuwan Coalmine Company in Shannxi Province. Installation of key equipment for 600,000 tonnes methanol project of Yanzhou Coal Yulin Neng Hua Company Limited will be completed and ready for pilot production. The Company will continue to identify new acquisition opportunities in coal and other related industries both in China and overseas, so as to expand the scale of its coal mine assets and develop coal further processing business.

Improve operation and management and enhance the profitability of the existing coal mines. Firstly, the Company will stabilize the output and sales volume of the coalmine at its headquarters, and improve the output and sales volume of Austar Coalmine in Australia and Tianchi Coalmine of Shanxi Nenghua. Secondly, the Company will continue to implement the “Four Optimizations” and the “Three Nil Project”. Efforts will be devoted to achieve a optimised mix in domestic sales and export sales, adjust product structure, and increase the sales of more profitable coal products. Thirdly, more emphasis will be given to management and cost control, so as to strengthen the cost management for internal and external development projects of the Company. The Company will also continue to improve the financial control systems, strengthen capital budgeting management, and improve performance assessment systems, in order to ensure effective cost control.

Regulate the operations of the Company and improve the standard of governance in the Company. The Company will continue to improve its internal control over workflow and system. The Company will also strengthen training for its directors, supervisors, senior management and other senior working staff, so as to enhance self-discipline and sense of responsibility. The Company will also continue to improve corporate governance so as to further standardize its operations.

Interim Report 2007    11

YANZHOU COAL MINING COMPANY LIMITED

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Changes in Share Capital during the Reporting Period

During this reporting period, the total number of shares and the capital structure of the Company remained unchanged. As at 30th June, 2007, the share capital of the Company was as follows.

	Unit: shares (Par value per share: RMB1.00)
	Number of shares	Percentage over the total capital of the Company
Domestic tradable shares with trading moratorium	2,600,000,000	52.86%
Domestic tradable shares without trading moratorium	360,000,000	7.32%
H shares	1,958,400,000	39.82%

Total numbers of shares	4,918,400,000	100.00%

Number of Shareholders as at the end of this Reporting Period

As at 30th June, 2007, the Company had a total of 90,019 Shareholders, of which one was the holder of A shares subject to a trading moratorium, 89,901 were holders of A shares without trading moratorium and 117 were holders of H shares.

12        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

SUBSTANTIAL SHAREHOLDERS

As at 30th June, 2007, the top ten Shareholders and the top ten Shareholders holding tradable shares without trading moratorium of the Company were as follows.

Name of shareholders	Class of shares	Number of Shares held as at the end of this reporting period	Percentage holding of the total capital of the Company
		(shares)	(%)
Shareholders holding tradable shares subject to a trading moratorium Yankuang Group Corporation Limited	A shares	2,600,000,000	52.86
Shareholders holding tradable shares without trading moratorium HKSCC Nominees Limited	H shares	1,956,247,680	39.77
Yi Fang Da Value Growing Combined Securities Investment Fund	A shares	13,421,014	0.27
Jiu Jia Securities Investment Fund	A shares	7,547,022	0.15
First State Cinda Leaders Growth Equity Fund	A shares	5,653,739	0.11
Nikko AM China RMB A Shares Fund	A shares	4,399,985	0.09
DEUTSCHE BANK AKTIENGESELLSCHAFT	A shares	4,224,455	0.09
Dow Jones 88 Selected Securities Investment Fund	A shares	3,199,943	0.07
Lion Stocks Securities Investment Fund	A shares	3,179,472	0.06
ING BANK N.V.	A shares	3,099,953	0.06
CICC Stocks Tactic Integrated Asset Management Plan	A shares	2,499,818	0.05

Note:	The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2007, which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Registrars Limited.

Pursuant to the Securities Law of the People’s Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2007 as having an interest of 5% or more of the Company’s public shares.

None of the shares held by Yankuang Group Corporation Limited (the “Yankuang Group”) were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other Shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited held the Company’s H shares in a nominee capacity.

Interim Report 2007    13

YANZHOU COAL MINING COMPANY LIMITED

Save as disclosed above, related party relationships and concert actions among the shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2007, no other person (other than a director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholder	Class of shares	Number of shares held		Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
		(shares)
Yankuang Group Corporation Limited	Domestic Shares (state-owned legal person shares)	2,600,000,000	(L)	Beneficial Owner	Corporate	87.84%	52.86%
JP Morgan Chase & Co.	H Shares	122,506,449(L) (including 56,930,899(P))		Beneficial owner, Investment manager and Custodian corporation / Approved lending agent	Corporate	9.16%	3.65%
Prudential plc	H Shares	140,886,000		Interests of controlled corporations	Corporate	7.19%	2.86%
Templeton Asset Management Limited	H Shares	116,002,000	(L)	Investment manager	Corporate	5.92%	2.36%

Note:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

14        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Company’s directors).

Name	Status	Title	Number of domestic shares held at the beginning of this reporting period	Number of domestic shares held at the end of this reporting period	Reasons for change
			(shares)	(shares)
Wang Xin	—	Chairman of the Board	0	0	—
Geng Jiahuai	—	Vice Chairman of the Board	0	0	—
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000	20,000	—
Shi Xuerang	—	Director	0	0	—
Chen Changchun	—	Director	0	0	—
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	20,000	20,000	—
Wang Xinkun	—	Director and Vice General Manager	0	0	—
Zhang Baocai	—	Director and Secretary of the Board	0	0	—
Dong Yunqing	—	Director	0	0	—
Pu Hongjiu	—	Independent Non-executive Director	0	0	—
Cui Jianmin	—	Independent Non-executive Director	0	0	—
Wang Xiaojun	—	Independent Non-executive Director	0	0	—
Wang Quanxi	—	Independent Non-executive Director	0	0	—
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	20,000	20,000	—
Song Guo	Beneficial owner	Vice Chairman of the Supervisor Committee	3,000	1,800	traded at the secondary market
Zhang Shengdong	—	Supervisor	0	0	—
Liu Weixin	—	Supervisor	0	0	—
Xu Bentai	—	Supervisor	0	0	—

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2007, the total number of domestic shares of the Company held by the directors and supervisors of the Company was 61,800 shares, representing 0.001% of the total share capital of the Company.

As at 30th June, 2007, none of the directors, chief executive officer or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

Interim Report 2007    15

YANZHOU COAL MINING COMPANY LIMITED

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2006

At the 2006 annual general meeting of the Company held on 15th June, 2007, the shareholders of the Company approved the final dividends of RMB983.7 million ( tax included), or RMB0.20 (tax included) per share to be declared and paid to the shareholders of the Company, which include (1) cash dividends of RMB590.2 million (tax included) or RMB0.12 (tax included) per share for the year ended 2006 in accordance with the Company’s consistent dividend policy; and (2) 2006 special cash dividends of RMB393.5 million (tax included) or RMB0.08 (tax included) per share.

As at this reporting date, the 2006 final cash dividends has been paid to the shareholders of the Company.

Interim Dividends Distribution

There will be no payment of interim dividends or issue of bonus shares for the first half-year of 2007.

Amendments to the Business Scope and the Articles of Association of the Company

Pursuant to the approval as at the 2006 annual general meeting held on 15th June, 2007, the Company amended the business scope and the articles of association of the Company (the “Articles of Association”). Details of the amendments to the business scope and the Articles of Association were published in Wen Wei Po and South China Morning Post of Hong Kong dated 27th April, 2007, and posted on the websites of The Stock Exchange of Hong Kong Limited.

Acquisition of Mining Right of Zhaolou Coalmine

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Nenghua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coalmine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coalmine by the Ministry of Land and Resources on 28th June, 2006. The Company has started preliminary work for the acquisition of the mining rights of Zhaolou Coalmine pursuant to the terms of the relevant agreements, and the Company will make a public announcement on the acquisition as and when appropriate. The construction of Zhaolou Coalmine is expected to be completed in 2008.

Increase in Registered Capital of Heze Nenghua

As at the 10th meeting of the third session of the Board of the Company convened on 20th April, 2007, the registered capital of Heze Nenghua was approved to be increased to RMB1,500 million from RMB600 million, among which the Company has additionally contributed RMB876 million. The equity interest in Heze Nenghua held by the Company increased from 95.67% to 96.67% after the increase of the registered capital. The increased registered capital is to be mainly used for the construction of Zhaolou Coalmine.

Establishment of Yankuang Group Finance Company Limited

As at the 13th meeting of the third session of the Board of the Company convened on 3rd August, 2007, the resolution on the establishment of Yankuang Group Finance Company Limited (the name of which will be subject to the approval by China Banking Regulatory Commission and the verification by industry and commerce registration authorities) jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment LLC was approved. The Company will contribute RMB125 million from internal resources, which will account for 25% of the registered capital to be contributed.

16        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

Please refer to the announcement dated 3rd August, 2007 on the resolution passed at the 13th meeting of the third session of the board of directors published on the website of The Stock Exchange of Hong Kong Limited. The Company will make an announcement pursuant to the listing rules requirement after the Investment Agreement of Yankuang Group Finance Company Limited is signed.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industria Company Limited (the “Entrusted Loan”). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company the principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date of disclosure of this report, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission (“CBRC”).

The Company was aware of that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank Company Limited held by Lianda Group Limited to it. It is reported that the Supreme People’s Court judged that 240 million of the 360 million shares in Huaxia Bank Company Limited held by Lianda Group Limited should be transferred to RunHua Group. In accordance with notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that the Entrusted Loan case should be continued to be enforced.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (1) to support the Company’s proposition, clarify the priority of executing the Entrusted Loan case and repaying the Company from the sale proceeds through auctioning the Huaxia Shares held by Lianda Group Limited; (2) that if Lianda Group Limited transfers the Huaxia shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state- owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two cases, and the People’s Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state- owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet.

Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that it can receive the Creditor’s Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation or arbitration during this reporting period.

Interim Report 2007    17

YANZHOU COAL MINING COMPANY LIMITED

Material Contracts

Besides the relevant agreements disclosed in the section headed “Disclosure of Significant Events”, the Company was not a party to any material contract during this reporting period.

Use of Funds and External Guarantees by the Company

As at 30th June, 2007, no external guarantees have been made by the Company, and the Company’s controlling shareholders and the Company’s subsidiaries have not used the Company’s funds for non-operating items.

The above information concerning the use of funds and external guarantee by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

External Equity Investment

As at 30th June, 2007, the external equity investments made by the Company are as follows.

No.	Code of Stock	Brief Name of Stock	Number of shares held	Percentage of the company’s total equity interest	Initial investment cost	Book value on 30th June, 2007
			(shares)		(RMB)	(RMB)
1	600642	Shenergy	22,323,900	0.77%	60,420,274	143,592,428
2	601008	Lianyungang	1,150,000	0.26%	1,760,419	1,760,419

Total					62,180,693	145,352,847

Save as disclosed above, the Company has made no other external equity investment as at this reporting date.

The above information concerning external equity investment is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

COMPANY GOVERNANCE

1.	In accordance with requirements under special program on listed companies governance launched by China Securities Regulatory Commission, Shandong Securities Regulatory Bureau and Shanghai Stock Exchange, the “Self-examination Report and Reform Plan relating to the Corporate Governance Activities of Yanzhou Coal Mining Company Limited” was approved at the 12th meeting of the third session of the Board held on 15th June, 2007, and the Company is normally and orderly carrying out public assessment and improving work in stages.

2.	During this reporting period, the Company is steadily promoting internal control system construction in pursuant to the US Sarbanes-Oxley Law, Guide on Internal Control of the Listed Companies of Shanghai Stock Exchange, and the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited (the “Listing Rules”).

18        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

In June 2007, the management completed its evaluation of the effectiveness of the Company’s internal control over financial reporting as of 31st December, 2006 using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A number of audit adjustments and reclassifications have been made to the Company’s 2006 consolidated financial statements, principally including: the adjustment to the construction in progress in two subsidiaries and one of the coal mines, the adjustment to income tax expense for the provision of tax liabilities for the year, and the reclassifications between certain short-term and long-term assets and liabilities. Management has determined that these adjustments and reclassifications are resulted from lack of financial accounting personnel and experts who have been adequately trained and who are familiar with the IFRS and the US GAAP to deal with matters relating to major transactions, complicated account handling and financial reporting from time to time.

The management has developed a correction plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures.

Interim Report 2007    19

YANZHOU COAL MINING COMPANY LIMITED

Entrusted Loan

Entrusted loans occurred during this reporting period and that occurred in the previous reporting period and continued in this reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shandong Xinjia Industrial Co., Ltd	RMB640 million	From 20th December, 2004 to 19th January, 2005	7%	Reviewed and approved at board meeting on 13th December, 2004	No	No
2	Yancoal Australia Pty Limited	US$20 million	From 7th November, 2005 to 7th November, 2007	6.31%	Reviewed and approved at board meeting dated on 28th June, 2005	No	No
		US$20 million	From 13th February 2006 to 7th November, 2007	6.57938%		No	No
		US$20 million	From 6th June, 2006 to 7th November, 2007	6.89438%		No	No
		US$20 million	From 22nd August, 2006 to 7th November, 2007	6.9625%		No	No
		US$5 million	From 31st October, 2006 to 7th November, 2007	6.83063%		No	No
		US$5 million	From 27th November, 2006 to 7th November, 2007	6.7875%		No	No
3	Yanmei Heze Nenghua Company Limited	RMB30 million	From 3rd July, 2006 to 26th June, 2007	5.85%	Reviewed and approved at the daily operation meeting by the general manager dated 22nd June, 2006	No	Yes	RMB7,252,862.50
		RMB100 million	From 10th August, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB35 million	From 17th October, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB23 million	From 29th November, 2006 to 26th June, 2007	5.85%		No	Yes
		RMB25 million	From 26th December, 2006 to 26th June, 2007	5.85%		No	Yes

20        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
		RMB37 million	From 16th January, 2007 to 26th June, 2007	5.85%		No	Yes
		RMB30 million	From 7th March, 2007 to 26th June, 2007	5.85%		No	Yes
		RMB20 million	From 5th April, 2007 to 26th June, 2007	5.85%		No	Yes
4	Yanzhou Coal Yulin Nenghua Company Limited	RMB500 million	From 20th October, 2006 to 20th October, 2009	6.30%	Reviewed and approved at the daily operation meeting by the general managers dated 11th September, 2006	No	No	RMB15,925,000
5	Yanzhou Coal Yulin Nenghua Company Limited	RMB100 million	From 17th May, 2007 to 17th May, 2010	6.57%	Reviewed and approved at the board meeting dated on 25th October, 2006	No	No	RMB921,625
		RMB50 million	From 28th May,2007 to 17th May, 2010	6.57%		No	No
		RMB50 million	From 14th June, 2007 to 17th May, 2010	6.57%		No	No
6	Yanmei Heze Nenghua Company Limited	RMB500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No
7	Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the daily operation meeting by the general managers dated 27th July, 2007	No	No
8	Yanzhou Coal Yulin Nenghua Company Limited	RMB1500 million	5 years since the withdrawing date (now the loan has not been withdrawn yet)	7.2%	Approved at the board meeting dated on 17th August, 2007	No	No

Interim Report 2007    21

YANZHOU COAL MINING COMPANY LIMITED

As at the daily operation meeting by the general managers held on 22nd January, 2007, Shanxi Nenghua, the Company’s wholly owned subsidiary, was approved to extend an entrusted loan of RMB200 million to Shanxi Tianhao Chemicals Company Limited, Shanxi Nenghua’ s controlling subsidiary. The details are shown as below:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Annual Interest	Approval Process	Whether there is a provision for devaluation	Whether principal has been paid	Accumulated interest income during this reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB80 million	From 29th March, 2007 to 28th March, 2012	6.48%	Reviewed and approved at the daily operation meeting by the general managers dated on 22nd January, 2007	No	No	RMB1,342,800
		RMB20 million	From 15th May, 2007 to 14th May, 2012	6.48%		No	No
		RMB100 million	From 28th June, 2007 to 27th June, 2012	6.48%		No	No

Upon approval at the board meeting convened on 28th June, 2005, the Company extended an entrusted loan of US$90 million to Yancoal Australia Pty Limited. Yancoal Australia Pty Limited should pay partial principal of US$4.5 million and its corresponding interests back to the Company on 21st September, 2007, and the remaining principal of US$85.5 million and its corresponding interests should be due on 7th November, 2007. As approved at the board meeting held on 17th August, 2007, the principal of US$85.5 million of the entrusted loan mentioned above and its corresponding interests shall be paid off on 7th November, 2008, with one year postponed in terms of repayment term.

During this reporting period, there is no other entrusted loans by the Company occurred. Save as disclosed above, the Company currently has no other plans to make entrusted loans.

The above information concerning entrusted loans is made pursuant to disclosure requirement under the relevant laws of China (excluding Hong Kong).

CONNECTED TRANSACTION

Details of the connected transactions for the first half year of 2007 are set out in note 24 to the financial statements prepared in accordance with the IFRS contained herein.

BORROWINGS

Details of the borrowings are set out in note 35 to the financial statements prepared in accordance with the PRC GAAP contained herein.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During this reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

22        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

COMPLIANCE WITH MODEL CODE

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Listing Rules. The Company has adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During this reporting period, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules (the “Code Provision”).

There is no significant difference between the compliance with the Code Provision by the Company during this reporting period and that disclosed in the Company’s 2006 Annual Report.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China implements a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

The impact of floating exchange rate to the Company is mainly reflected in (a) (coal exports of the Company are calculated in US dollar) impact on income through coal export which is calculated in RMB; (b) impact of conversion loss of foreign currency deposit; and (c) impact on the Company’s import costs of equipment and fittings.

The Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

EMPLOYEES

As at 30th June, 2007, the Company had 41,073 employees in total, of whom 2,697 were management personnel, 1,570 were technicians, 26,386 were directly involved in coal production and 10,420 were supporting staff.

POLICY OF REMUNERATION

The remunerations for the directors, the supervisors and the senior management of the Company shall be proposed by the Remuneration Committee of the Board to the Board. The remuneration for the directors and the supervisors of the Company has to be approved in the shareholders’ general meeting after being reviewed and approved by the Board; while the remuneration for the senior management has to be approved by the Board.

Interim Report 2007    23

YANZHOU COAL MINING COMPANY LIMITED

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees whereas benefit income is determined by the actual operational achievement of the Company. The annual remunerations for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review to be carried out in the following year.

The remuneration policy of the other employees of the Company is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Their rewards are linked to the Company’s overall economic efficiency.

AUDITORS

In this reporting period, the Company has retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

•	the full text of the interim report signed by the Chairman;

•	financial statements bearing the chop of the Company and signed by corporate representative, responsible person of the accounting work and responsible person of the accounting department;

•	all documents which were published during the reporting period in newspapers designated by the China Securities Regulatory Commission;

•	the Articles of Association of the Company;

•	the full text of the interim report released in other securities markets.

On behalf of the Board
Wang Xin
Chairman

17th August, 2007

Zoucheng, People’s Republic of China

24        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

BALANCE SHEET

AT JUNE 30, 2007

		The Group		The Company
	NOTES	At June 30, 2007	At December 31, 2006	At June 30, 2007	At December 31, 2006
		RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
ASSETS
CURRENT ASSETS:
Bank balances and cash	9	7,183,465,863	6,028,060,759	6,784,885,493	5,615,399,136
Notes receivable	10	1,064,618,508	2,061,620,338	1,063,768,508	2,061,620,338
Accounts receivable	11	149,130,398	214,170,457	79,625,384	181,851,451
Prepayments	12	142,602,013	115,894,464	126,875,593	105,414,667
Interest receivable		—	—	54,233,914	31,457,046
Dividends receivable		—	—	—	298,582
Other receivables	13	286,083,794	192,373,095	895,178,833	563,655,156
Inventories	14	690,505,173	579,560,747	523,907,390	417,815,789
Entrust loan	15	640,000,000	640,000,000	777,079,000	923,278,300
Other current assets	16	230,780,387	240,199,375	230,780,387	239,949,381

TOTAL CURRENT ASSETS		10,387,186,136	10,071,879,235	10,536,334,502	10,140,739,846

NON CURRENT ASSETS:
Available-for-sale financial assets	17	103,110,844	53,900,039	103,110,844	53,900,039
Entrust loan	15	—	—	1,248,316,000	1,132,504,700
Long-term equity investments	18	42,242,003	42,242,003	2,818,394,658	1,927,428,458
Fixed assets and accumulated depreciation	19	8,422,228,243	8,795,190,480	7,043,797,772	7,522,530,384
Fixed assets under construction	20	2,539,222,423	2,197,521,485	253,990,903	111,624,099
Materials held for construction of fixed assets	21	682,260,785	525,897,325	7,756,306	21,829,853
Intangible assets	22	719,283,598	721,759,540	651,613,038	659,503,957
Goodwill	23	12,319,645	7,813,059	—	—
Long-term deferred expenses	24	23,446,656	121,344,906	—	—
Other non current assets	25	97,425,900	97,425,900	97,425,900	97,425,900

TOTAL NON CURRENT ASSETS		12,641,540,097	12,563,094,737	12,224,405,421	11,526,747,390

TOTAL ASSETS		23,028,726,233	22,634,973,972	22,760,739,923	21,667,487,236

Interim Report 2007    25

YANZHOU COAL MINING COMPANY LIMITED

BALANCE SHEET – CONTINUED

AT JUNE 30, 2007

		The Group		The Company
	NOTES	At June 30, 2007	At December 31, 2006	At June 30, 2007	At December 31, 2006
		RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	27	89,347,166	168,945,054	89,347,166	137,843,036
Accounts payable	28	494,600,537	662,673,015	401,296,573	537,682,591
Advances from customers	29	528,289,020	732,812,102	510,962,744	722,618,722
Salaries and wages payable	30	264,123,040	210,216,780	203,871,674	211,571,061
Taxes payable	31	170,087,510	356,052,352	171,178,299	353,593,958
Dividends payable	32	983,680,000	—	983,680,000	—
Other payables	33	1,246,468,760	1,760,353,295	1,409,027,083	1,394,339,284
Other current liabilities	34	98,813,112	—	98,813,112	—
Long-term payable due within one year	35,36	245,006,113	93,455,596	167,140,392	35,593,610

TOTAL CURRENT LIABILITIES		4,120,415,258	3,984,508,194	4,035,317,043	3,393,242,262

NON CURRENT LIABILITIES
Bank borrowings	35	319,000,000	330,000,000	—	—
Long-term payable	36	569,460,395	487,116,135	569,460,395	487,116,135
Deferred tax liabilities	37	27,446,811	11,207,245	27,446,811	11,207,245

TOTAL NON CURRENT LIABILITIES		915,907,206	828,323,380	596,907,206	498,323,380

TOTAL LIABILITIES		5,036,322,464	4,812,831,574	4,632,224,249	3,891,565,642

SHAREHOLDERS’ EQUITY:
Share capital	38	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	39	4,793,196,884	4,757,053,340	4,790,024,579	4,757,053,340
Surplus reserves	40	1,709,766,066	1,709,766,066	1,709,449,482	1,709,449,482
Unappropriated profits	41	6,507,068,902	6,381,830,403	6,710,641,613	6,391,018,772
Translation reserve		(11,209,827)	(10,395,923)	—	—

Equity attributable to shareholders of the Company		17,917,222,025	17,756,653,886	18,128,515,674	17,775,921,594
Minority interest		75,181,744	65,488,512	—	—

TOTAL SHAREHOLDERS’ EQUITY		17,992,403,769	17,822,142,398	18,128,515,674	17,775,921,594

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		23,028,726,233	22,634,973,972	22,760,739,923	21,667,487,236

The accompanying notes are part of the financial statements.

The financial statements on pages 25 to 104 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:

Wang Xin	Wu Yu Xiang	Zhao Qing Chun

26        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group For the period ended June 30,		The Company For the period ended June 30,
		2007	2006	2007	2006
		RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
1. Operating income	42	7,778,210,254	7,031,703,858	7,162,658,571	7,026,835,893
Less: Operating cost	43	4,249,847,298	3,444,741,395	3,840,005,245	3,446,266,263
Operating taxes and surcharges	44	141,916,649	138,120,360	139,118,045	138,120,360
Selling expense	45	401,762,863	519,847,693	308,175,534	521,726,223
General and administrative expense		1,141,364,185	909,072,584	789,079,053	896,011,508
Financial expense	46	(70,357,183)	(22,588,101)	20,989,335	(16,540,560)
Impairment loss of assets		—	—	—	—
Add: Investment income	47	—	(558,076)	45,784,600	246,771

2. Operating profit		1,913,676,442	2,041,951,851	2,111,075,959	2,041,498,870
Add: Non-operating income		4,890,331	4,625,033	4,766,708	4,622,533
Less: Non-operating expense		31,790,839	2,584,664	30,965,745	2,584,664
Including: Loss on disposal of non current assets		933,903	689,739	933,903	689,739

3. Total profit		1,886,775,934	2,043,992,220	2,084,876,922	2,043,536,739
Less: Income tax	48	782,103,654	685,060,907	781,574,081	684,846,731

4. Net profit		1,104,672,280	1,358,931,313	1,303,302,841	1,358,690,008

Including: Attribute to shareholders of the Company		1,108,918,499	1,358,690,008	1,303,302,841	1,358,690,008
Minority interest		(4,246,219)	241,305	—	—

		1,104,672,280	1,358,931,313	1,303,302,841	1,358,690,008

5. Earning per share
(1) Earning per share, basis	50	0.23	0.28	0.23	0.28
(2) Earning per share, diluted	50	0.23	0.28	0.23	0.28

The accompanying notes are part of the financial statements.

Interim Report 2007    27

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group		The Company
		For the period ended June 30,		For the period ended June 30,
		2007	2006	2007	2006
		RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		9,497,401,974	7,031,662,818	8,896,779,966	7,031,197,296
Other cash received relating to operating activities	53	74,002,369	142,179,712	327,260,363	140,400,103

Sub-total of cash inflows		9,571,404,343	7,173,842,530	9,224,040,329	7,171,597,399

Cash paid for goods and services		2,714,328,904	2,540,971,941	2,400,967,039	2,541,579,149
Cash paid to and on behalf of employees		1,201,419,729	1,067,737,643	1,009,086,334	1,033,273,832
Taxes payments		1,993,751,570	1,588,484,781	1,968,014,619	1,585,240,853
Other cash paid relating to operating activities	54	1,626,325,649	1,586,264,360	1,621,494,721	1,730,582,253

Sub-total of cash outflows		7,535,825,852	6,783,458,725	6,999,562,713	6,890,676,087

NET CASH FLOW FROM OPERATING ACTIVITIES		2,035,578,491	390,383,805	2,224,477,616	280,921,312

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from return on investments		—	—	213,000,000	—
		—	—	23,306,314	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		5,389,105	4,382,496	4,040,767	4,377,463
Other cash received relating to investing activities	55	56,252,869	—	5,207,360	—

Sub-total of cash inflows		61,641,974	4,382,496	245,554,441	4,377,463

28        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT – CONTINUED

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

	NOTES	The Group		The Company
		For the period ended June 30,		For the period ended June 30,
		2007	2006	2007	2006
		RMB	RMB	RMB	RMB
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash paid to acquire fixed assets, intangible assets and other long-term assets		880,996,204	1,085,581,870	204,372,140	211,886,190
Cash paid for investments		14,966,200	—	1,090,966,200	321,600,000

Including:
Cash paid for the acquisition of Heze		—	—	876,000,000	—
Cash paid for the acquisition of Shanxi		14,966,200	—	14,966,200	—
Cash paid for additional investment in Australia		—	—	—	321,600,000
Cash paid for additional investment in Yulin		—	—	200,000,000	—

Other cash paid relating to investing activities		—	13,086,665	—	—

Sub-total of cash outflows		895,962,404	1,098,668,535	1,295,338,340	533,486,190

NET CASH FLOW USED IN INVESTING ACTIVITIES		(834,320,430)	(1,094,286,039)	(1,049,783,899)	(529,108,727)

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: Investment from minority shareholders of a subsidiary		24,000,000	—	—	—

Sub-total of cash inflows		24,000,000	—	—	—

Cash paid for distribution of dividends or profits, or cash paid for interest expenses		13,600,088	6,459,449	—	6,188,000
Include: Dividends paid to minority shareholders of a subsidiary		—	271,449	—	—

Sub-total of cash outflows		13,600,088	6,459,449	—	6,188,000

NET CASH FLOW USED IN FINANCING ACTIVITIES		10,399,912	(6,459,449)	—	(6,188,000)

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		—	—	—	—

5. NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS		1,211,657,973	(710,361,683)	1,174,693,717	(254,375,415)

6. Cash and cash equivalents, ending	51	7,122,133,405	5,910,475,432	6,774,589,821	5,599,896,104

The accompanying notes are part of the financial statements.

Interim Report 2007    29

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2007 TO JUNE 30, 2007

1.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a Sino-foreign joint stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company is one of the nineteenth batch of share reform companies designated by China Securities Regulatory Commission. As approved by the Lu State-owned Assets Ownership Letter [2006] No.32 issued by the State-owned Assets Supervision & Administration Commission (SASAC) of People’s Government of Shandong Province, as well as approved by the Company’s shareholder’s meeting regarding the share reform plan, the Company’s share reform plan is as follows: 2.5A shares for every existing 10 A shares would be offered by the non-tradable legal person shares on the share registration date (March 30, 2006) of share reform plan implemented. After the implementation of the plan, the Company’s total share capital as well as the Company’s financial indicators such as assets, liabilities, shareholder’s equity, earnings per share, etc. will remain unchanged, and the shares owned by Yankuang Group would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan was further approved by the Ministry of Commerce of the PRC on March 21, 2006 and was implemented by April 3, 2006. See note 38 for share capital after share reform.

2.	THE PREPARATION FOUNDATION OF FINANCIAL

First-time adoption of the Accounting Standards for Business Enterprise issued on February 15, 2006 (the “New Accounting Standards”).

The Company implements the New Accounting Standards issued by Ministry of Finance on February 15, 2006 from January 1, 2007. The company has prepared retrospective adjustment to the comparative financial statements under Articles 5 to 19 of ASBE 38. The effort of these changes is disclosed in Note 6. Except items for which retrospective adjustment is required under Article 5 to 19 of ASBE 38, other items of the comparative financial statements are based on the previous business accounting standards and accounting principles determined by the “Business Accounting Principles”. There are some differences between the previous accounting standards and the new accounting standards adopted in the 2007 mid-year financial statement. See Note 6 for the differences.

The form and content of comparative financial statements for the immediately preceding accounting period have been changed accordingly.

30        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

3.	DECLARATION OF COMPLIANCE WITH ACCOUNTING STANDARDS

The financial statements have been prepared in accordance with the New Accounting Standards and other related regulations, and has been presented fairly, in all material respect, the financial position of the Company as of 30 June 2007 and the results of its operations and cash flows for the period from January 1, 2007 to June 30, 2007.

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The following accounting policies and accounting estimates systems are determined by the new accounting standards.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

The accounting period of the financial statement is from January 1, 2007 to June 30, 2007.

Recording currency

Renminbi (RMB) is the currency of the primary economic environment, in which the Company operates, and the recording currency of the Company is RMB.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for financial assets and financial liabilities, which are initially measured at their fair values. After initial recognition, the available-for-sale financial assets are measured at fair value, while other assets are carried at historical cost or at amortized cost. If there is indication of impairment on assets which are recorded at historical costs or amortized cost, impairment loss will be provided on that basic accordingly.

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Foreign currency translation

Foreign currency transactions identified in the initial recognition is converted at the spot exchange rate of the day when the transaction occurred.

Interim Report 2007    31

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Foreign currency translation – continued

At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate of the day. Exchange differences arising from the differences between the spot exchange rate prevailing at the balance sheet date and those spot rates used in initial recognition or at the previous balance sheet date are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for capitalization, which could be capitalized as part of the assets.

Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the dates of the transactions. And foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. The differences between the amount of the recording currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value.

Financial Instruments

A financial instrument is a contract that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Company recognise the financial asset or financial liability when it acts as one part of the contract. Financial assets and financial liabilities are initially recognized at fair value. In the case of a financial asset or financial liability at fair value through profit or loss, transaction costs are charged to the profit or loss for the current period. For other financial assets or financial liabilities, transaction costs are included in their initial recognition amounts

Fair Value

Fair value refers to the amount of money voluntarily exchanged by both parties, which is familiar to each other, in the exchange of assets or liquidation of the debt in the condition of a fair deal.

The fair value of the financial assets or liabilities in the active market is determined by their prices in the active market. The fair value of the financial assets of liabilities without an active market is determined by the consensus of the market or those estimating techniques that have been proved to be reliable by the market. The fair value of initial acquired or original financial assets or liabilities is based on the market transaction price.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition after making the following adjustments:

(a)	minus the principal repayments;

(b)	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount;

(c)	minus any reduction for impairment (only applicable to financial assets).

32        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period, using the effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

When calculating the effective interest rate, an enterprise shall estimate future cash flows considering all contractual terms of the financial asset or financial liability (including prepayment, call and similar options) but shall not consider future credit losses. The calculation of the effective interest rate shall include all fees paid or received between the parties to the contract giving rise to the financial asset and financial liability that are an integral part of the effective interest rate, transaction costs, and premiums or discounts etc.

Financial assets

On initial recognition, based on its nature and purpose of holding, financial assets shall be classified into the four categories: financial assets of fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit and loss

It includes financial assets held for trading and those designated as at fair value through profit or loss.

A financial asset should be classified as held for trading financial assets if one of the following conditions is met:

(a)	the financial assets is acquired or incurred principally for the purpose of selling or repurchasing it in the near term.

(b)	the financial asset is part of a portfolio of identified financial instruments that are managed together and for which there is objective evidence of a recent pattern of short-term profit-taking.

(c)	the financial asset is a derivative, except for a derivative that is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured.

Interim Report 2007    33

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Financial assets – continued

Financial assets at fair value through profit and loss – continued

When any of the following conditions is met, a financial asset maybe designated, on initial recognition, as at fair value through profit or loss:

(a)	the designation eliminates or significantly reduces a measurement or recognition inconsistency of the related gains or losses that would otherwise result from measuring assets or liabilities on different bases.

(b)	a group of financial assets is managed and its performance is evaluated on a fair value basis, and the financial assets are reported on that basis to the Company’s key management personnels. Formal documentation has been prepared with respect to such risk management or investment strategy.

A financial assets classified as at fair value through profit or loss is measured using fair value, a gain or loss on it and its relevant dividends and interests are recognized in profit or loss for the period.

Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

The held-to-maturity investments are carried at the amortized cost using the effective interest rate method less the impairment provision, a gain or loss is recognize in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

Loans and account receivable

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses, the interest income is recognized using the effective interest rate method, and recorded in the profit or loss for the current period.

Available-for-sale financial assets

It Includes non-derivative financial assets that are, upon initial recognition designated as available for sale, and financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

A gain or loss on an available-for-sale financial asset shall be recognized directly in owner’s equity, except for impairment losses and foreign exchange gains and losses resulted from monetary financial assets, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in owner’s equity shall be recognized in profit or loss accordingly. Dividends or interest income related to the available-for-sale financial asset is recorded in the profit or loss for the current period.

34        Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Impairment of financial assets

The company has assessed at the balance sheet date the carrying amount of a financial asset (other than those at fair value through profit of loss). It there is objective evidence that the financial asset is impaired, the company shall determine the amount of any impairment loss. Objective evidence that a financial asset is impaired is [evidence arising from] one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated.

When an available-for-sale financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in owner’s equity shall be removed from owner’s equity and recognized in profit or loss even though the financial asset has not been derecognized. The amount of the cumulative loss that is removed from owner’s equity shall be the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. If the financial assets carried at amortized cost are impaired, the carrying amount of the financial asset shall be reduced to the present value of estimated future cash flows. The amount of reduction shall be recognized as an impairment loss in profit or loss.

The impairment loss on an investment in unquoted equity instrument (without a quoted price in an active market) whose fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument shall not be reversed. For other financial assets, if, subsequent to the recognition of an impairment loss on a financial asset, there is objective evidence of a recovery in value of the financial asset which can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed and recognized in profit or loss, excluding the available-for- sale investment in an equity instrument. However, the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Derecognition of financial assets

The company shall derecognize a financial asset if one of the following conditions is met:

(a)	The contractual rights to the cash flows from the financial asset expire.

(b)	The financial asset has been transferred, including all the risks and revenues from the ownership.

(c)	The financial asset has been transferred, and the company has given up the control of the financial assets, though it has neither transferred the ownership of the financial assets nor retained almost all the risks and revenues from the ownership.

Interim Report 2007    35

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

The Company adopts a perpetual inventory system to account for its inventory.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

Long-term equity investments

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the absorbing party’ share of the owner’s equity of the party being absorbed at combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long- term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired. For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued.

For a long-term equity investment where the investing enterprise can exercise control over the investee, and a long- term equity investment where the investing enterprise does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, use cost method; For an investing enterprise which can exercise joint control or significant influence over the investee, a long- term equity investment shall be accounted for using the equity method. Where an investing enterprise cannot exercise joint control or significant influence over the investee and the fair value can be measured reliably, a long-term equity investment is accounted for as available-for-sale financial assets.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Long-term equity investments – continued

Long-term equity investment is accounted for under the cost method

Under the cost method, a long-term equity investment shall be measured at its initial investment cost. When additional investment is made or the investment is recouped, the cost of the long-term equity investment shall adjust accordingly. Cash dividends or profit distributions declared by the investee shall be recognized as investment income in the current period. Investment income recognized by the investing enterprise shall be limited to the amount distributed to it out of accumulated net profits of the investee arising after the investment was made. Any cash dividends or distributions received in excess of this amount shall be treated as a recovery of initial investment cost.

Long-term equity investment accounted for under the equity method

Under the equity method, where the initial investment cost of a long-term equity investment exceeds the investing enterprise’s interest in the fair values of the investee’s identifiable net assets at the acquisition date, no adjustment shall be made to the initial investment cost. Where the initial investment cost is less than the investing enterprise’s interest in the fair values of the investee’s identifiable net assets at the acquisition date, the difference shall be charged to profit or loss for the current period, and the cost of the long-term equity investment shall be adjusted accordingly.

Under the equity method, the investment is initially recognized at cost and the carrying amount is increased on decreased to recognize the investor’s share of the profit or loss of investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s profit or loss. The investing enterprise shall recognize its share of the net profits or losses made by the investee in the fair values of the investee’s identifiable net assets in accordance with the accounting policy and accounting period that the Company has adopted. Recognize investment income or losses based on the adjusted financial statements. The investing enterprise shall adjust the carrying amount of the long-term equity investment for other changes in owner’s equity of the investee (other than net profits or losses), and include the corresponding adjustment in equity.

When the Company discontinues recognizing its share of net losses of the investee after the carrying amount of the long-term equity investment together with any long-term interests that in substance from part of the investor’s net investment in the investee, if it is not sufficient, until they are reduced to zero, except to the extent that the investing enterprise has incurred obligations to assume additional losses. The Company shall recognize the contingent liabilities according to the contracts or agreement that the investing enterprise has incurred obligations to assume additional losses.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Long-term equity investments – continued

Disposal of long-term equity investments

On disposal of a long-term equity investment, the difference between the proceeds actually received and the carrying amount shall be recognized in profit or loss for the current period. For a long-term equity investment accounted for using the equity method, any changes in the owner’s equity of the investee included in the owner’s equity of the investing enterprise shall be transferred to profit or loss for the current period on a pro-rata basis according to the proportion disposed of.

Fixed assets and depreciation

Fixed assets are intangible assets that are held for using the production or supply of goods or services, for rental to others, or for administrative purposes; and have useful lives more than one accounting year.

Fixed assets shall be initially measured at cost and shall consider the effect of any expected costs of abandoning the asset at the end of its use. Except for lands category for which no depreciation is provided, and mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method. The estimated residual rate, useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Estimated residual value	Useful life	Annual depreciation rate
Buildings	3%	15-30 years	3.23-6.47%
Railway structure	3%	15-25 years	3.88-6.47%
Harbor works and craft	3%	40 years	2.43%
Plant, machinery and equipment	3%	5-15 years	6.47-19.40%
Transportation equipment (Note)	3%	6-18 years	5.39-16.17%

Note:	Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB2.5 per tonne of raw coal mined.

Land category only refers to that of Australian Southland coal mine and no depreciation is provided for as Austar enjoys the permanent ownership.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Fixed assets and depreciation – continued

Estimated net residual value of a fixed asset is the estimated amount that an enterprise would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Subsequent costs incurred on an asset upon its initial recognition shall be recognised as addition to the asset provided economic benefits associated with the item will flow to the Company, and the revised carrying amount does not exceed the recoverable amount of the said asset.

The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life and or estimated net residual value of a fixed asset or depreciation method used shall be accounted for as a change in an accounting estimate.

When a fixed asset is sold, transferred, retired or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying amount and related taxes in profit or loss for the current period.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction. Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance owned or controlled by an enterprise.

An intangible asset shall be measured initially at cost. An intangible asset shall be recognized only when the economic benefits associated with the asset will flow to the enterprise and the cost of the asset can be measured reliably. All other expenditure on an intangible item shalol be recognized in profit and loss in the period.

The land use rights purchased should be recognized as intangible assets. When the buildings and plants are acquired, if the cost can be distributed between and land use rights, the amount changed to land use right should be recognized as intangible assets and the amount changed to the plants should be recognized as fixed assets. If the cost can not be reasonably distributed between the plants end the land use rights, all should be recognized as fixed assets.

The depreciable amount of an intangible asset with a finite useful life shall reflect the pattern in which the asset’s economic benefits are expected to be realized. If that pattern cannot be determined reliably, the straight-line method shall be used. An intangible asset with an indefinite useful life shall not be amortized.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Intangible asset – continued

Mining rights are evenly amortized over the useful life since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at least at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

Long-term prepaid expenses

Long-term prepaid expenses are expenditures and other expenses has occurred which will be benefited over 1 year (excluding within 1 year). It will be amortized evenly over the estimated benefit period.

Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. If the result of the recoverable amount calculation indicates the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. That reduction is recognized as an impairment loss and charged to profit or loss for the current period and an impairment loss of the asset is recognized accordingly.

Goodwill acquired in a business combination and intangible assets with indefinite paid shall be assessed for impairment at least at each financial year-end. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assesed for impairment at each financial year-end. If the recoverable amount of the asset groups or set of asset groups is less than the book value, the impairment loss will firstly be charged to the goodwill allocated to the asset groups or sets of asset groups, and then be charged proportionally to the book value of the asset groups or sets of asset groups.

The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal. An asset’s fair value less costs of disposal is the price in a sale agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the asset. If there is not sale agreement but an asset is traded in an active market, fair value shall be the asset’s market price less the costs of disposal. If there is not agreement or active market for an asset, fair value shall be based on the best available information.

Once an impairment loss is recognized, it shall not be reversed in a subsequent period.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Financial liability

Financial liability divided into financial liability at fair value through profit or loss and other financial liabilities at initial measurement according to the holding purpose.

Financial liability at fair value through profit or loss

It includes financial liability held for trading and financial liability designated by the entity as at fair value through profit and loss. It is subsequently measured at fair value through profit or loss.

Financial liability held for trading and financial liability designated as at fair value meet the same condition as that for financial assets at fair value through profit and loss.

Other financial liabilities

Other financial liabilities are subsequently measured by amortized cost using the effective interest method according to the difference between the net amount received and the amount to be repaid on the date of maturity.

Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable [for that service] as a liability.

The company participates in social security systems required by the government. Payments of social security contributions for employees, such as premiums or contributions on medical insurance, pension insurance, payments of housing funds and other security system shall be recorded into related assets or current profit or loss.

When the company terminates the employment relationship with employees before the end of the employment contracts or provides compensation as an offer to encourage employees to accept voluntary redundancy, if the company has a formal plan for termination of employment relationship or has made an offer for voluntary redundancy, which will be implemented immediately, and the company cannot unilaterally withdraw from the termination plan or the redundancy offer, a compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Internal union retirement plan adopts the same principles of benefits above. The company recognizes the social security fees paid which is calculated from the date that the employee stops offer services to the date that the employee retires as employee benefits payable for the current period.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Contingent Liability

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1)	the obligation is a present obligation of the Company;

(2)	it is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

(3)	a reliable estimate can be made of the amount of the obligation.

At the balance sheet date, factors pertaining to a contingency such as the risks, uncertainties and time value of money are taken into accounting a provision is initially measured at the best estimate of the out-flow of economic benefits required to settle the related present obligation.

Where some or all of the expenditure required to settle a liability that meets the above recognition criteria is expected to be reimbursed by a third party or other parties, the reimbursement is separately recognized as an asset when, and only when, it is virtually certain that the reimbursement will be received. The amount recognized for the reimbursement is limited to the carrying amount of the liability recognized.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurbishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

Work safety expense

Pursuant to “Method for Accrual and Usage of Work Safety Expense” Caijian [2004] No. 119, which was jointly issued by States Finance Bureau, National Development and Reform Commission and State Administration of Coal Mine Safety, Work Safety Expense is accrued at RMB8 per ton raw coal mined and recorded in cost of sales and long-term liability from May 1, 2004. Work Safety Expense is used for purchase of coal production equipment and safety expense of coal mining structure. Relevant expenditure should offset with long-term payable when actually incurs and related fixed assets should be fully depreciated and no further depreciation is provided afterwards.

Reform and specific development fund

Pursuant to “Notice of setting up reform and specific Development Fund for provincial key corporations” Caiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from July 1, 2004 and is used for related expenditures on mine construction.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Division of liability and equity

The Company divides the financial instruments or parts of them into financial assets, liabilities and equity instruments at the initial recognition in accordance with the substance of the financial instruments and the definitions of financial assets, liabilities and equity instruments.

Equity instruments

Equity instruments are any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

The transaction fees arising from the issue of equity instruments by one party in the corporate merger shall be reduced in the premium income. If the transaction fees overweight the premium income, the company shall reduce them in the retained revenue. For other equity instruments, the price received during the issue shall be added to shareholder’s equity after reducing the transaction fees. If the company repurchase the equity instrument, the price paid and transaction fees shall reduce the shareholder’s equity. When issuing, repurchasing, selling, or cancelling the equity instrument, the company shall not recognize the profit or loss.

The distribution (excluding the dividend) to the equity instrument holders by the company shall reduce the shareholder’s equity. The company shall not recognize the changes of the equity instruments’ fair value.

Revenue recognition

Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method. Revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Revenue recognition – continued

Interest income:

Interest income is measured based on the length of time for which the enterprise’s cash is used by others and the applicable interest rate.

Government grant

Government grants are transfer of monetary assets or non-monetary assets from the government to the Company at no consideration, excluding capital considerations from the government as an owner of the Company to the Company. Government grants are classified into government grants related to assets and government grants related to income. Government grant shall be recognized when, and only when the conditions are met.

If a government grant is in the form of a transfer of a monetary asset, the item shall be measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, the item shall be measured at fair value. If fair value is not reliably determinable, the item shall be measured at a nominal amount and recognized immediately in profit or loss for the current period.

A government grant related to an asset shall be recognized as deferred income, and evenly amortized to profit or loss over the useful life of the related asset.

A government grant related to income shall be accounted for as follows:

–	if the grant is a compensation for related expenses or losses to be incurred by the enterprise in subsequent periods, the grant shall be recognized as deferred income, and recognized in profit or loss over the periods in which the related costs are recognized.

–	if the grant is a compensation for related expenses or losses already incurred by the enterprise, the grant shall be recognized immediately in profit or loss for the current period.

Repayment of a government grant already recognized shall be accounted for as follows:

–	if there is any related deferred income, the repayment shall be offset against the carrying amount of the deferred income, and any excess shall be recognized in profit or loss for the current period.

–	if there is no related deferred income, the repayment shall be recognized immediately in profit or loss for the current period.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Borrowing costs

Borrowing costs include interest, amortization of discount or premiums related to borrowings, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized as part of the cost of that assets discontinue the capitalization when acquired and constructed production is available for use. The actual amounts of ancillary costs incurred after the qualifying asset becomes ready for its intended use or sale shall be recognized as an expense in the period in which they are incurred.

Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time for acquisition, construction or production to get ready for their intended use or sale.

Capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months. The borrowing costs incurred during these periods shall be recognized as expenses for the current period until the acquisition, construction or production of a qualifying asset is resumed.

Income tax

Income tax for the current period

Income taxes for the current period is measured based on current period taxable income. Taxable income is the accounting profit before tax adjusted in accordance with requirements of tax laws, the Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities

The differences between the carrying amount of an asset or liability and its tax base. For those items that have a tax base but are not recognized as assets or liabilities in the balance sheet that can be determined according to tax laws, the difference between the tax base of such an item and its carrying amount is also a temporary differences.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and its accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all deductible temporary difference and deferred tax assets are generally recognized for all deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Income tax – continued

Deferred tax assets and liabilities – continued

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is not longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, according to the requirement of tax laws

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is not longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. If it is possible to gain sufficient taxable profits, the deduction could be reversed.

Deferred tax assets and liabilities should not be discounted.

Income tax expense

Income tax expense includes current tax and deferred tax.

Except for those transactions or events that are recognized directly in owner’s equity which cause the relevant current tax and deferred tax expense (income) being recorded in capital reverse and deferred tax adjusting the book value of goodwill arising from business combinations, current tax and deferred tax expense or income are included in profit or loss for the current period.

Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. Business combinations are classified into business combinations involving enterprises under common control and business combinations not involving enterprises under common control.

The company recognize the assets and liabilities arise from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Business combinations – continued

Business combinations involving enterprises under common control

A business combination involving enterprise under common control is a business combination in which all of the combining enterprises are ultimately controlled by the same party or parties both before and after the combination, and that control is not transitory. On the combination date, obtains control of another enterprise participating in the combination is the absorbing party, while that other enterprise participating in the combination is a party being absorbed.

Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination (or the aggregate face value of shares issued as consideration) is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

The cost of a combination incurred by the absorbing party includes any costs directly attributable to the combination is recognized as expenses when incurred.

Business Combinations not Involving Enterprises Under common Control and Goodwill

A business combination not involving enterprises under common control is a business combination in which all of the combining enterprises are not ultimately controlled by the same party or parties before and after the combination. For a business combination not involving enterprises under common control, the party that, on the acquisition date, obtains control of another enterprise participating in the combination is the acquirer, while that other enterprise participating in the combination is the acquiree.

The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, equity securities issued by the acquirer and costs incurred that are directly attributable to the business combination in exchange for control of the acquiree. For a business combination achieved in stages that involves multiple exchange transactions, the cost of combination is the aggregate of the costs of individual transactions.

The acquirer shall, at the acquisition date, recognizes the acquiree’s identifiable assets, liabilities and contingent liabilities acquired at fair value.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Business combinations – continued

Business Combinations not Involving Enterprises Under common Control and Goodwill – continued

Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, the difference should be accounted for according to the following requirements: (1) the acquirer shall reassess the measurement of the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities and measurement of the cost of combination (2) if after the assessment, the cost of combination is still less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

Lease

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. All other leases are classified as operating leases. Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The Company as lessee under operating leases

Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term. Initial direct costs incurred by the lessee shall be charged to profit and loss for the current period. Contingent rents shall be charged to profit or loss in the period in which they are actually incurred.

Preparation methods for consolidated financial statements

Consolidated financial statements are financial statements which consolidate the Company and the subsidiaries which directly or indirectly controlled by the Company or specific purpose entities. Control is the power to govern the financial and operating policies of any entity so as to obtain benefits from its operating activities.

The Company recognize the time it substantially transferred the risks and benefits related to the shares of the subsidiaries acquired or disposed as the date of acquisition or disposal. For those subsidiaries acquired or disposed not controlled by the same parent, the operating results and cash flows after the acquisition date and before disposal date have been properly included in the consolidated income statements and consolidated cash flow statements. For those subsidiaries acquired or disposed controlled by the same parent company, the operating results and cash flows from the opening of the consolidation period to the consolidation date are also presented in the consolidated income statement and the consolidated cash flow statements. The comparative consolidated financial statements amount is also adjusted respectively.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Preparation methods for consolidated financial statements – continued

If the accounting policy applied by the subsidiary is different from that of the Company, the financial statements of the subsidiary will be adjusted respectively according to the Company’s accounting policy, when preparing the consolidated financial statements. For those subsidiaries not controlled by the same parent, the financial statements are respectively adjusted according to the fair value of identifiable assets, liabilities and contingencies at the acquisition date.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority’s share of changes in equity since the date of the combination. Loss applicable to the minority in excess of the minority interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Translation of foreign currency financial statements

The foreign currency financial statements of a foreign operation are translated to RMB as following.

Assets and liabilities on the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. All equity items except for unappropriated profits (or accumulated losses) are translated at the spot exchange rates at the dates on which such items arose. Income and expenses in the income statement are translated at the spot exchange rates at the dates of the transactions.

The unappropriated profits (or accumulated losses) brought forward are reported at the prior year’s closing balance. The unappropriated profits (or accumulated losses) carried forward are calculated, based on the translated amounts of profits (or losses) and other profit appropriation items. All exchange differences resulting from the translation are recognized as “translation reserve” in the equity on the balance sheet.

Cash flows of foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of exchange in exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

The opening balances and prior year’s figures are presented according to the translated amounts of the prior year.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Segment reporting

In disclosing segment information, the Company identifies business segments and geographical segments. A business segment is a distinguishable component of the Company that is engaged in providing an individual or a group of related products or services and that is subject to risks and returns that are different from those of other components.

A geographical segment is a distinguishable component of the Company that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The Company identifies primary reporting format and secondary reporting format in disclosure of segment information. Since the risks and returns of the Company are affected predominantly by differences in the products and services it products, the primary format in disclosure of segment information is business segments, and the secondary format is geographical segments.

Inter-segment transfers are measured on the basis of actual transaction price for such transfers.

Earnings per share

Basic earnings per share

Basic earnings per share are net profit or loss for the current period attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding.

The number of new issued ordinary stock shares shall be calculated since the date of price receivable in accordance with the specific provisions of the issue contract.

Diluted Earnings per share

Diluted earnings per share takes the dilutive potential ordinary shares into consideration, and relevantly adjust both the net profit and loss for the current period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding.

Dilutive potential ordinary shares are those potential ordinary shares that would reduce earnings per share if they were converted into ordinary shares in the current period.

When the company adjusts the net profit attributable to ordinary shareholders, any interest recognized as expenses in the current period related to dilutive potential ordinary shares, any income or expenses that would result from the conversion of dilutive potential ordinary shares, and the associated tax effects should be considered.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

Earnings per share – continued

Diluted Earnings per share – continued

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding shall be the sum of the weighted average number of ordinary shares determined for the purpose of calculating basic earnings per share and the weighted average number of ordinary shares that would be issued on the conversion of dilutive potential ordinary shares into ordinary shares.

For the purpose of calculating the weighted average number of ordinary shares that would be issued on the conversion of dilutive potential ordinary shares, dilutive potential ordinary shares issued in previous periods shall be deemed to have been converted at the beginning of the current period. Dilutive potential ordinary shares issued during the current period shall be deemed to have been converted on their issue date.

Offset of Financial Assets and Financial Liabilities

If the company owns the legitimate rights of offsetting the financial assets and financial liabilities recognized, which are enforceable currently, and the company plans to realize the financial assets or to clear off the financial liabilities by net amount method, the amount of the offsetting financial assets and financial liabilities shall be reported in the balance sheep. Moreover, financial assets and financial liabilities shall be reflected in the balance sheet respectively without offsetting.

5.	FOUNDATION OF THE IDENTIFICATION OF SIGNIFICANT ACCOUNTING POLICIES AND THE KEY ASSUMPTIONS AND UNCERTAINTIES ADOPTED IN ACCOUNTING ESTIMATES

Depreciation and amortization

The coal well constructions are accrued depreciation by the methods of production. The production is the production estimated according to the design of the coal well constructions. The authorities estimates the remaining years usable of the assets depreciated and the production of the coal wells.

The right for coal mining

The right for coal mining is amortized by the straight-line method in accordance with the shorter one between the mineable period estimated and the contract year. The mineable period is estimated by the storage of coal in the wells, and the storage is estimated by the relative authorities.

Accounts receivables and bad debt impairment estimates

The relative authorities regularly review the recyclability of the accounts receivable and its ages. The bad debt impairment is estimated by the present value of the future cash flow converted by the discount rate.

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YANZHOU COAL MINING COMPANY LIMITED

5.	FOUNDATION OF THE IDENTIFICATION OF SIGNIFICANT ACCOUNTING POLICIES AND THE KEY ASSUMPTIONS AND UNCERTAINTIES ADOPTED IN ACCOUNTING ESTIMATES – CONTINUED

Estimated goodwill impairment

In deciding whether the goodwill should be impaired, the goodwill will be assessed to the value of related assets or group of assets. The goodwill calculated by the value needs to be estimated by the company in accordance with the present value of future cash flow, which is produced by the assets group of the combination of the assets group, converted by appropriate discount rate. Up to June 30, 2007, the goodwill to the book value is of RMB12,319,645.

The cash flow estimates of the above assets group or assets group combinations during the budgeting period are based on the revenue estimates in the period, expected gross margin and the expected increases of the raw material prices. The cash flow estimates include expected revenue, gross margin and raw material assumption. The management believes that the appropriate changes of the assumptions will not lead to the situation that the book value of the assets group or assets group combinations above exceeds their recyclable amount.

6.	CHANGES IN ACCOUNTING POLICIES

First-time adoption of the new accounting standards since January 1, 2007. From this day on, recognize, calculate, and report the company’s transactions or events in accordance with the new accounting standards. For the changes of the accounting policies, our company uses the following methods.

6.1	Changes in accounting policies accounted for using petrospective application

Long-term Equity Investment

Before the implementation of the new accounting standards, long-term equity investments are calculated by the equity accounting method, and the difference between the initial investment cost and the equity share possessed by the unit being invested should be calculated as the borrower’s balance of the investor’s equity, which would be averagely shared to a certain period and recorded into loss and gain. Initial investment costs are less than the equity share possessed by the unit being invested, and the differences occurred before the publication of the Finance-accounting [2003] No. 10 Documents are calculated as the lender’s balance of equity investment, shared averagely to a certain period, and recorded into loss and gain. Those differences occurred after the publication of Finance-accounting [2003] No. 10 Documents are recorded into capital surplus.

See Note 4 “long-term equity investment” for the accounting policies related to long-term equity investment in the new accounting standards. For the first-time adoption date of the new accounting standards, the balance of the equity investment caused by the unshared long-term equity investment, which occurred under the control of corporate consolidation, should be completely amortized. Other equity investment lender’s balance measured by equity method is also amortized. Adjust the retained earnings of the first adoption date.

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YANZHOU COAL MINING COMPANY LIMITED

6.	CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1	Changes in accounting policies accounted for using petrospective application – continued

Income Tax

Income tax is provided under the tax payable method before the adoption of the new accounting standards.

See Note 4 “Income Tax” for the accounting policies related to income tax in the new accounting standards.

Goodwill

Before the adoption of the new accounting standards, under the corporate merger under the same control, the differences between the merger costs and the shareholder’s equity book value of the combined party should be regard as goodwill, and amortized averagely into a certain period.

See Note 4 “Business Combination” for the accounting policies of the merger of corporate under the same control in the new accounting standards. For the first-time adoption date, the value of the merger corporate under the same control should be all amortized if the value has been confirmed as goodwill but not been amortized completely.

Goodwill Impairment

Before the adoption of the new accounting standards, under the corporate merger not under the same control, the differences between the merger costs and the shareholder’s equity book value of the combined party should be regard as goodwill, and amortized averagely into a certain period. Goodwill usually does not accrue impairment preparation.

See Note 4 “Business Combination” for the accounting policies of the merger of corporate under the same control in the new accounting standards.

Financial Assets

Before the adoption of the new accounting standards, short-term investments are priced according to their initial investment costs, and calculated according to the lower one between costs and market price at the end of the period. The long-term stock investment acquired which is within an active market, but is not controlled, commonly controlled, or greatly influenced by the invested units will be calculated according to the initial investment costs, and will be calculated by costs method when on hand.

After the adoption of the new accounting standards, the investments above are divided into 2 parts-the financial assets, which are calculated according to the fair value with their changes recorded into current loss and gains, and financial assets for sale, respectively. See Note 4 “Financial Assets” for the corresponding accounting policies.

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YANZHOU COAL MINING COMPANY LIMITED

6.	CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1	Changes in accounting policies accounted for using petrospective application – continued

Consolidated Financial Statement

Before the adoption of the new accounting standards, minority shareholder’s equity is reported individually in the liabilities and shareholder interests items of the consolidated financial statement, and minority shareholder’s loss and gain are reflected as deduction before net profits.

See Note 4 “Consolidated Financial Statement” for the corresponding accounting policies of the new accounting standards.

For the modification of the accounting policies, according to the provisions of No.38 standards, the company has traced back to and adjusted the numbers at the beginning of the period (or contrast numbers of last year) of the financial statements, and has restated the comparable period financial statement. The influences of the medication of accounting policies above on the financial statement from January 1, 2006 to December 31, 2006 are as follows:

	Influences on shareholder’s equity of the group at Jan 1, 2006					Influence on shareholder’s equity of the group at Dec 31, 2006
	Unappropriated profit	Surplus reserves	Capital reserves	Minority interest	Total	Unappropriated profit	Surplus reserves	Capital reserves	Minority interest	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(1) Equity investment difference arise form business combination involving enterprises under common control	—	—	(10,007,700)	—	(10,007,700)	900,693	100,077	(224,661,550)	—	(223,660,780)
(2) Income tax	—	—	—	—	—	—	—	(11,207,245)	—	(11,207,245)
(3) Goodwill arise form business combination involving enterprises under common control	32,985,000	3,665,000	(120,000,000)	—	(83,350,000)	45,486,000	5,054,000	(120,000,000)	—	(69,460,000)
(4) Available-for-sale financial assets	—	—	—	—	—	—	—	33,961,349	—	33,961,349
(5) Minority interest presented as Shareholders’ equity	—	—	—	53,912,439	53,912,439	—	—	—	65,488,512	65,488,512

Total	32,985,000	3,665,000	(130,007,700)	53,912,439	(39,445,261)	46,386,693	5,154,077	(321,907,446)	65,488,512	(204,878,164)

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YANZHOU COAL MINING COMPANY LIMITED

6.	CHANGES IN ACCOUNTING POLICIES – CONTINUED

6.1	Changes in accounting policies accounted for using petrospective application – continued

Consolidated Financial Statement – continued

The influences of the medication of accounting policies above on net profits of the year 2006 are as follows:

Amount
RMB
1. Equity Investment differences occurred by the corporate merger under the same control	1,000,770
2. Goodwill occurred by the corporate merger under the same control	13,890,000
3. Minority profit and loss recorded as shareholder’s profit and loss	341,511

Total	15,232,281

6.2	Changes in accounting policies accounted for using prospective application

Except for the modified accounting policies stated above, the company occurred the following modification of accounting policies because of the first-time adoption of new accounting standards, and the modification has been adjusted by Future Applicable Method. Including:

Pre-operation Expenses

Before the adoption of the new accounting standards, the fees occurred during preparation are recorded into current period loss and gain from the first-time operation month except the fees for purchasing and constructing fixed assets. After the adoption of the new accounting standards, the fees occurred during preparation are recorded into current loss and gain.

Employee Welfare

Before the adoption of the new accounting standards, the company accrues employee welfare by 14% of the total amount of wages, and records it into current loss and gain. After the adoption of the new accounting standards, the company stops accruing employee welfare by 14%, but recognizes the wages payable by the actual situation and employee welfare plan, and records it into current loss and gain.

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YANZHOU COAL MINING COMPANY LIMITED

7.	TAXES

Value added tax

Value added tax (“VAT”) on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

Pursuant to the “Notice of the adjustment of export refund rate” (Caishui [2003] No.222), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 13% to 11% from January 1, 2004. Pursuant to the notice “Notice of the adjustment of export refund rate” (Caishui [2005] No.75) which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was refund fro, 11% to 8% from May 1, 2005. Pursuant to Caishui [2006] No.139, for export contracts signed on or before September 14, 2006, if they can be filed for record before September 30, 2006 and the exports are made before December 14, 2006 (inclusive), the business can claim refund from the authorities using the old export refund rates. Businesses that fail to file the export contracts before the prescribed date or fail to declare the export before 15 December 2006, must apply the new export refund rate.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

Business tax

Business tax is paid at the 5% of the corresponding revenue, except for the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shandong province is calculated and paid at the amount of RMB3.60 per tonne of raw coal sold and consumed in clean coal production from May 1, 2005. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal sold and consumed in clean coal production from July 1, 2004.

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7.	TAXES – CONTINUED

City construction tax & education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to “Notice of issues on collection of city construction tax & education fee after application of “Exemption, counteract and refund by exporting enterprises” issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

8.	SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Place of registration	Registered capital/ Paid-in capital		Equity indirectly held by the company		Type of enterprise	Consolidation not
				Directly	Indirectly
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan Trade”)	Qingdao, Shandong	RMB	2,100,000	52.38%	—	Company limited	Yes
Shangdong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”)	Jining, Shandong	RMB	5,500,000	92%	—	Company limited	Yes
Yanzhou Coal Yulin Power Chemical Co., Ltd (“Yulin Power”)	Yulin, Shanxi	RMB	800,000,000	97%	—	Company limited	Yes
Yancoal Australia Pty Limited Zhongyan Trade Co., Ltd. (“Yanmei Australia”)	Australia	AUD	30,000,000	100%	—	Company limited	Yes
Austar Coal Mine Pty Limited. (“Austar Coal Mine”)	Australia	AUD	30,000,000		100%	Company limited	Yes
Yancoal Heze Power Chemical Co., Ltd. (“Heze Power”)	Heze, Shandong	RMB	600,000,000	96.67%	—	Company limited	Yes
Shanxi Power Co, Ltd (“Shanxi Power”)	Jingzhong, Shanxi	RMB	600,000,000	100%	—	Company limited	Yes
Heshun Tianchi Energy Co, Ltd (“Heshun Tianchi”)	Jingzhong, Shanxi	RMB	90,000,000	—	81.31%	Company limited	Yes
Shanxi Tianhao Chemical Co, Ltd (“Tianhao Chemical”)	Xiaoyu, Shanxi	RMB	150,000,000	—	99.85%	Company limited	Yes

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YANZHOU COAL MINING COMPANY LIMITED

8.	SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES – CONTINUED

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Nature of business of Yulin Power Chemical: development of methanol and acetic acid construction for 600,000 ton methanol, 200,000 ton acetic acid and coal mine, electric project.

Nature of business of Yanmei Australia: investment holding company.

Nature of business of Austar Coal Mine: coal mining and sales of coal.

Nature of business of Heze power: the third industry and Pre-operation preparation for construction of Juye coal mine.

Nature of business of Shanxi Power: Investment in heat and electricity, manufacture and sale of mining machinery and engine products and the development of integrated coal technology.

Nature of business of Heshun Tianchi: Exploration and sale of coal from Tianchi Coal Mine.

Nature of business of Tianhao Chemical: Engagement in the production of methanol and other chemical products (except for those are restricted by the government), coke production, exploration and sales.

Note 1	On May, 2007, Heze’s shareholders increased Heze’s capital by RMB 900 million. Among all, the company invested RMB874 million, raising the percentage of its investment from 95.67% to 96.67%.

Note 2	On January, 2007, the company signed agreement with Yankuang Runan Fertilizer Plant who holds 2% shares of Shanxi Power that the company would buy the 2% shares at the price of RMB14,966,200. Since then, the company owns 100% shares of Shanxi Power.

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9.	BANK BALANCES AND CASH

	The Group At June 30,2007			The Group At December 31, 2006
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand
RMB	—	—	371,558	—	—	966,211

Cash in bank
RMB	—	—	6,100,062,158	—	—	4,624,342,664
USD	97,587,227	7.6155	743,227,313	102,675,776	7.8087	801,764,334
EUR	3,286,136	10.2337	33,629,317	6,676,043	10.2665	68,539,592
AUD	30,912,572	6.4607	199,716,855	11,401,669	6.1599	70,233,141
HKD	108,077,376	0.9744	105,310,595	455,405,431	1.0047	457,545,836
GBP	—	—	—	184,695	15.3232	2,830,125

Other monetary assets
RMB	—	—	1,148,067	—	—	1,838,856

			7,183,465,863			6,028,060,759

10.	NOTES RECEIVABLE

	The Group At 30 June, 2007	The Group At December 31, 2006
	RMB	RMB
Bank acceptance bills	1,064,618,508	2,061,620,338

See note 57 4(d) for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

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YANZHOU COAL MINING COMPANY LIMITED

11.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

The Group

Aging	At June 30, 2007				At December 31, 2006
	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	155,214,585	86	6,560,300	148,654,285	220,214,701	90	6,512,361	213,702,340
1 to 2 years	872,070	—	395,957	476,113	868,832	—	400,715	468,117
Over 3 years	24,490,807	14	24,490,807	—	24,533,988	10	24,533,988	—

Total	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

The Company

Aging	At June 30, 2007				At December 31, 2006
	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	85,679,382	77	6,530,111	79,149,271	187,865,506	88	6,482,172	181,383,334
1 to 2 years	872,070	1	395,957	476,113	868,832	—	400,715	468,117
Over 3 years	24,490,807	22	24,490,807	—	24,533,988	12	24,533,988	—

Total	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

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YANZHOU COAL MINING COMPANY LIMITED

11.	ACCOUNTS RECEIVABLE – CONTINUED

The disclosure of accounts receivable by category is as follows:

The Group

	At June 30, 2007				At December 31, 2006
Item	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Individually significant amount	82,170,874	46	6,389,771	75,781,103	176,361,500	72	6,022,011	170,339,489
Individually insignificant amount with high risks after the combination of credit risk characteristics	25,362,877	14	24,886,764	476,113	25,402,820	10	24,934,704	468,116
Other insignificant amount	73,043,711	40	170,529	72,873,182	43,853,201	18	490,349	43,362,852

Total	180,577,462	100	31,447,064	149,130,398	245,617,521	100	31,447,064	214,170,457

The Company
Item	At June 30, 2007				At December 31, 2006
	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Individually significant amount	82,170,874	74	6,389,771	75,781,103	176,361,500	83	6,022,011	170,339,489
Individually insignificant amount with high risks after the combination of credit risk Characteristics	25,362,877	23	24,886,764	476,113	25,402,820	12	24,934,704	468,116
Other insignificant amount	3,508,508	3	140,340	3,368,168	11,504,006	5	460,160	11,043,846

Total	111,042,259	100	31,416,875	79,625,384	213,268,326	100	31,416,875	181,851,451

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YANZHOU COAL MINING COMPANY LIMITED

11.	ACCOUNTS RECEIVABLE – CONTINUED

The individually significant amount refers to the accounts receivable above RMB8,000,000.

The individually insignificant amount with high risks after combination of credit risk characteristics refers to the insignificant accounts receivable which is aging over one year.

The Group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Aging	Percentage in accounts receivable balance
RMB		%
82,170,874	Within 1 year	45
The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Aging	Percentage in accounts receivable balance
RMB		%
82,170,874	Within 1 year	74

See note 57(4)d for accounts receivable due from shareholders of the Group and the Company holding more than 5% of the total shares of the Company.

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12.	PREPAYMENTS

Aging	The Group At June 30, 2007		The Group At December 31, 2006
	RMB	%	RMB	%
Within 1 year	130,192,933	91	101,141,006	87
1 to 2 years	12,409,080	9	14,753,458	13

Total	142,602,013	100	115,894,464	100

The Group balances of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in prepayments balance
RMB	%
44,792,949	31

See note 57(4)d for prepayments to shareholders of the Group holding more than 5% of the total shares of the Company.

13.	OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

The Group

	At June 30, 2007				At December 31, 2006
	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	230,214,793	72	3,109,425	227,105,368	135,977,544	60	6,387,178	129,590,366
1 to 2 years	41,905,857	13	1,840,876	40,064,981	55,197,068	25	2,719,717	52,477,351
2 to 3 years	17,976,845	6	852,200	17,124,645	9,444,907	4	1,447,336	7,997,571
Over 3 years	28,636,258	9	26,847,458	1,788,800	24,403,535	11	22,095,728	2,307,807

Total	318,733,753	100	32,649,959	286,083,794	225,023,054	100	32,649,959	192,373,095

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YANZHOU COAL MINING COMPANY LIMITED

13.	OTHER RECEIVABLES – CONTINUED

The Company

	At June 30, 2007				At December 31, 2006
	Amount	%	Bad debt provision	Net book value	Amount	%	Bad debt provision	Net book value
	RMB		RMB	RMB	RMB		RMB	RMB
Within 1 year	520,200,464	56	3,109,425	517,091,039	263,248,768	43	16,273,597	246,975,171
1 to 2 years	361,015,225	39	1,840,876	359,174,349	309,386,419	51	2,719,717	306,666,702
2 to 3 years	17,976,845	2	852,200	17,124,645	9,444,907	2	1,447,336	7,997,571
Over 3 years	28,636,258	3	26,847,458	1,788,800	24,111,440	4	22,095,728	2,015,712

Total	927,828,792	100	32,649,959	895,178,833	606,191,534	100	42,536,378	563,655,156

The group balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in other receivables balance
RMB	%
141,817,968	45

The Company balance of the 5 largest debtors is as follows:

Total balance of the 5 largest debtors	Percentage in other receivables balance
RMB	%
141,817,968	15

See note 57(4)d for other receivables due from shareholders of the Group holding more than 5% of the total shares of the Company.

14.	INVENTORIES AND PROVISION FOR DECLINE IN VALUE OF INVENTORIES

	The Group At June 30, 2007			The Group At December 31, 2006
	Amount	Provision	Net book value	Amount	Provision	Net book value
	RMB	RMB	RMB	RMB	RMB	RMB
Raw materials	221,958,815	—	221,958,815	265,122,102	—	265,122,102
Finished goods	468,546,358	—	468,546,358	314,438,645	—	314,438,645

	690,505,173	—	690,505,173	579,560,747	—	579,560,747

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YANZHOU COAL MINING COMPANY LIMITED

15.	ENTRUST LOAN

The Group

	At June 30, 2007			At December 31, 2006
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Shandong Xinjia Industry Co., Ltd. (“Shandong Xinjia”) (Note 1)	640,000,000	—	640,000,000	640,000,000	—	640,000,000

Less: Entrust loan due within one year	640,000,000	—	640,000,000	640,000,000	—	640,000,000

Entrust loan due after one year	—	—	—	—	—	—

The Company

	At June 30, 2007			At December 31, 2006
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net value RMB
Shandong Xinjia (Note 1)	640,000,000	—	640,000,000	640,000,000	—	640,000,000
Yanmei Australia (Note 2)	685,395,000	—	685,395,000	702,783,000	—	702,783,000
Yulin Power (Note 2)	700,000,000	—	700,000,000	500,000,000	—	500,000,000
Heze Power	—	—	—	213,000,000	—	213,000,000

Total	2,025,395,000	—	2,025,395,000	2,055,783,000	—	2,055,783,000

Less: Entrust loan due within one year	777,079,000	—	777,079,000	923,278,300	—	923,278,300
Including:
– Shandong Xinjia	640,000,000	—	640,000,000	640,000,000	—	640,000,000
– Yanmei Australia	137,079,000	—	137,079,000	70,278,300	—	70,278,300
– Heze Power	—	—	—	213,000,000	—	213,000,000

Entrust loan dueafter one year	1,248,316,000	—	1,248,316,000	1,132,504,700	—	1,132,504,700

Including:
– Yanmei Australia	548,316,000	—	548,316,000	632,054,700	—	632,504,700
– Yulin Power	700,000,000	—	700,000,000	500,000,000	—	500,000,000

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YANZHOU COAL MINING COMPANY LIMITED

15.	ENTRUST LOAN – CONTINUED

Note 1:	The designated deposit represents an instructed deposit of RMB640,000,000 with Bank of China Jining Branch to Shandong Xinjia Industry Co., Ltd. at interest rate of 7% per annum for one month period from. Related obligations are secured by Lianda Group Co., Ltd (“Lianda Group”) with its 170 million state legal person shares of Huaxia bank and its 66.7% of interest in Xi’an international golf club Co., Ltd.

The above designated deposits were due on January 19, 2005. Shandong Xinjia failed to pay off the principal and interest. As Lianda Group bore the security responsibility of the designated deposits, an auction on the frozen 289,000,000 shares of Huaxia Bank owned by Lianda Group was held on March 28, 2005 by the Supreme Court of Shandong Province and completed successfully on September 6, 2005 according to relevant laws. After the completion of the auction, the buyer applied to the China Banking Regulatory Commission for its eligibility of investing in China domestic commercial bank. Up to the financial statement signing date, related formalities are still in process.

On December 4, 2006, Shan Dong Runhua Group (“Runhua Group”) won in the lawsuit in which it implead Lianda Group and Huaxia Bank on stock ownership dispute. Lianda Group only retained 49,000,000 shares of Huaxia Bank total issued shares. However due to some obstacles related to the transfer of state-owned assets, the 240,000,000 shares could not be ultimately transferred to Runhua Group. Now the Company is actively seeking measures to retain the state-owned assets via certain administrative departments. A request on the case of designated deposit between the Company and Lianda Group is sent to the Supreme Court respectively by Shandong Provincial Government, State-owned Assets Supervision and Administration Commission of Shandong Municipal Government and the State Department. Given the current situation, the Company is confident of calling back the principal, interest and fined interest of the loan. So the Company does not recognize provision for impairment loss on this designated deposit this year.

Note 2:	The designated deposit represents the instructed deposits with Bank of China Jining Branch to Yanmei Australia and Yulin Power by the Company. The instructed deposit to Yanmei Australia, whose due date is from Sep 2007 to June 2012, is at interest rate of 6.31% to 6.96 % per annum. In addition, the instructed deposit to Yulin Power will due in May 2010 at interest rate of 6.57% per annum.

16.	OTHER CURRENT ASSETS

Items

	The Group At 30 June, 2007 RMB	The Group At December 31, 2006 RMB
Prepaid land, subsidence cost (Note 1)	213,098,746	212,912,430
Prepaid freight and handling changes (Note 2)	17,681,641	27,286,945

	230,780,387	240,199,375

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YANZHOU COAL MINING COMPANY LIMITED

16.	OTHER CURRENT ASSETS – CONTINUED

(1)	The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment. Considering the payment to those residents in the local mine is generally earlier than mining, if the accumulated payment is more than the accruals provided in a year, such excess of payment would be presented under current assets at the year end.

(2)	The freight and handling charges of coal handled by ports and coal in transit have been paid.

17.	AVAILABLE FOR SALES OF FINANCIAL ASSETS

Items

	The Group At 30 June, 2007 RMB	The Group At December 31, 2006 RMB
Available for sales of
– Shanghai Shenergy Co.Ltd (“Shenergy”)	103,110,844	53,900,039

As the initial issuing shareholder of Shenergy legal person shares, the Company holds 22,323,900 non-tradable shares of Shenergy legal person shares (at a purchase price of RMB2.70 per share). Pursuant to the notice of Share Reform Plan and “Notice of Alteration in Share Construction of Shenergy Co., Ltd.” issued by Shenergy Group on July 11, 2005, the non-tradable shares held by the Company would then be converted to tradable shares from August 17, 2006. As of June 30, 2007, the market value of Shenergy share is RMB13.99 per share. In the meantime the Company promised that the amount of shares it sold within 12 months since it got the tradable right would not exceed 1/3 of the total amount of its currently hold shares, while 2/3 within 24 months.

The above fair value was based on the 1/3 of the total amount of shares currently held by the Company and the closing price of the Shanghai Stock Exchange on June 29, 2007.

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YANZHOU COAL MINING COMPANY LIMITED

18.	LONG-TERM EQUITY INVESTMENTS

The Group

	At June 30, 2007 RMB	At December 31, 2006 RMB
Equity investments under cost method (1)	42,242,003	42,242,003
Less: Impairment loss	—	—

Long-term equity investments – net	42,242,003	42,242,003

The Company

	At June 30, 2007 RMB	At December 31, 2006 RMB
Investment in subsidiaries (2)	2,776,152,655	1,885,186,455
Other equity investments under cost method (1)	42,242,003	42,242,003

Sub-total	2,818,394,658	1,927,428,458
Less: Impairment loss	—	—

Long-term equity investments – net	2,818,394,658	1,927,428,458

(1)	Other equity investments under cost method

Name of investees	Investment period	Share in the registered capital of the investee %	At June 30, 2007 and December 31, 2006 RMB
Jiangsu Lianyungang Port Co., Ltd. (Note 1)	Infinity	0.26	1,760,419
Shenergy Company Limited (Note 2)	Infinity	0.77	40,481,584

			42,242,003

Note 1	As the shareholder of Jiangsu Lianyuangang Port Co., Ltd., the Company holds 1,150,000 shares of legal person shares, the acquisition price was RMB1.53 per share. On April 30, 2007, the share of Lianyungang Port Co., Ltd. came into the Shanghai Stock Exchange Market. The Company and other shareholders promised that within the 12 months since it came into the market, the Company would not transfer shares, consign others to manage the shares or allow the issuer to buy-back the shares. Therefore the above investment can not be sold at June 30, 2007.

Note 2	As the initial issuing shareholder of Shenergy legal person shares, the Company holds 22,323,900 shares with restricted trading condition of Shenergy legal person shares (at a purchase price of RMB2.70 per share). Pursuant to the notice of Share Reform Plan and “Notice of Alteration in Share Construction of Shenergy Co., Ltd.” issued by Shenergy Group on July 11, 2005, the shares with restricted trading condition held by the Company would then be converted to tradable shares from August 17, 2006. As of June 30, 2007, the market value of Shenergy share is RMB13.99 per share. In the meantime the Company promised that the amount of shares it sold within 12 months since it got the tradable right would not exceed 1/3 of the total amount of its currently hold shares, while 2/3 within 24 months.

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YANZHOU COAL MINING COMPANY LIMITED

18.	LONG-TERM EQUITY INVESTMENTS – CONTINUED

(2)	Details of investments in subsidiaries are as follows:

Name of investees	January 1, 2007 RMB	Addition RMB	June 30, 2007 RMB
Qingdao Zhongyan	4,807,864	—	4,807,864
Yanmei Shipping	17,857,519	—	17,857,519
Heze Power	574,000,000	876,000,000	1,450,000,000
Yulin Power	776,000,000	—	776,000,000
Shanxi Power	512,521,072	14,966,200	527,487,272

	1,885,186,455	890,966,200	2,776,152,655

19.	FIXED ASSETS AND ACCUMULATED DEPRECIATION

	The Group
	Lands (Note) RMB	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost
At January 1, 2007	55,254,302	2,456,418,212	4,021,873,364	884,696,922	250,348,889	9,155,750,332	368,383,834	17,192,725,855
Additions	—	2,113,426	—	—	—	43,138,643	1,346,765	46,598,834
Exchange realignment	2,698,176	441,929	—	—	—	49,003,263	26,891	52,170,259
Transfer from fixed assets under construction	—	15,089,238	—	—	—	79,470,979	2,660,000	97,220,217
Disposals	—	—	—	—	—	(6,712,493)	(1,519,086)	(8,231,579)

At June 30, 2007	57,952,478	2,474,062,805	4,021,873,364	884,696,922	250,348,889	9,320,650,724	370,898,404	17,380,483,586

Accumulated depreciation
At January 1, 2007	—	1,246,663,229	1,688,012,427	419,575,119	18,205,720	4,787,386,325	237,692,555	8,397,535,375
Provided for the year	—	63,704,681	44,461,913	26,904,063	3,035,480	408,853,955	18,257,465	565,217,557
Disposals	—	—	—	—	—	(4,136,009)	(361,580)	(4,497,589)

At June 30, 2007	—	1,310,367,910	1,732,474,340	446,479,182	21,241,200	5,192,104,271	255,588,440	8,958,255,343

Net book value
At January 1, 2007	55,254,302	1,209,754,983	2,333,860,937	465,121,803	232,143,169	4,368,364,007	130,691,279	8,795,190,480

At June 30, 2007	57,952,478	1,163,694,895	2,289,399,024	438,217,740	229,107,689	4,128,546,453	115,309,964	8,422,228,243

Include
Fully depreciated F.A net book value	—	1,908,780	—	832,529	—	29,950,319	1,948,088	34,639,716

Note:  The item represents the land of the Australia Southland coal mine, which Austar enjoys the permanent ownership.

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YANZHOU COAL MINING COMPANY LIMITED

20.	FIXED ASSETS UNDER CONSTRUCTION

	The Group				Budget RMB	Proportion to budget %	Source of funds
Items	At January 1, 2007 RMB	Additions RMB	Transfers upon completion RMB	At June 30, 2007 RMB
Equipment to be installed	667,753,191	73,732,799	(16,775,186)	724,710,804	1,179,910,000	61	Internally generated fund
Buildings under construction	1,302,648,855	332,999,746	(79,573,422)	1,556,075,179	2,107,760,000	74	Internally generated fund
Others	227,119,439	32,188,610	(871,609)	258,436,440	500,640,000	52	Internally generated fund

Total	2,197,521,485	438,921,155	(97,220,217)	2,539,222,423	3,788,310,000

No interest was capitalized for the year.

21.	MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

Item

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Materials held for construction	682,260,785	525,897,325

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YANZHOU COAL MINING COMPANY LIMITED

22.	INTANGIBLE ASSETS

	Land use rights RMB	Land use rights of Jining III RMB	Mining rights of Jining III RMB	Land use rights of Railway Assets RMB	Mining rights of Southland RMB	Land use rights of Heshun Tanchi RMB	Total RMB
Cost
At January 1, 2007	310,242,143	88,928,996	132,478,800	259,378,500	56,277,886	11,378,132	858,684,457
Addition	—	—	—	2,030,154	4,690,468	—	6,720,622

At June 30, 2007	310,242,143	88,928,996	132,478,800	261,408,654	60,968,354	11,378,132	865,405,079

Accumulated amortization
At January 1, 2007	55,171,419	10,671,480	39,743,734	25,937,850	5,051,432	349,003	136,924,917
Provided for the period	3,126,027	889,290	3,311,970	2,593,785	1,742,677	34,303	11,698,052
Exchange realignment	—	—	—	—	(2,501,488)	—	(2,501,488)

At June 30, 2007	58,297,446	11,560,769	43,055,704	28,531,635	4,292,621	383,306	146,121,481

Net book value
At January 1, 2007	255,070,724	78,257,516	92,735,066	233,440,650	51,226,455	11,029,129	721,759,540

At June 30, 2007	251,944,697	77,368,227	89,423,096	232,877,019	56,675,733	10,994,826	719,283,598

Remaining amortization period	40 years 5 months	43 years 6 months	13 years 6 months	44 years 6 months	18 years 6 months	45 years 5 months

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. On June 30, 2007, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

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YANZHOU COAL MINING COMPANY LIMITED

22.	INTANGIBLE ASSETS – CONTINUED

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Austar acquired mining rights of Southland through Southland Coal Pty limited at market value.

The land use right of Heshun Tianchi is purchased from the local government.

23.	GOODWILL

	At January 1, 2007 RMB	Addition RMB	At June 30, 2007 RMB
Acquisition of Yanmei Shipping (Note 1)	7,813,059	—	7,813,059
Acquisition of remaining 2% of Shanxi Power (Note 2)	—	4,506,586	4,506,586

Total	7,813,059	4,506,586	12,319,645

Less: Impairment of goodwill	—	—	—

Goodwill – Net	7,813,059	4,506,586	12,319,645

Note 1	The company acquire the 92% equity interest in Yanmei Shipping at the end of 2003.

The excess of RMB11,162,512 of the cost of acquisition over the Yanmei Shipping ‘s interest in the fair value of the identifiable net assets at the date of acquisition was recognized as goodwill, which would be amortized using the straight- line method for 10 years from 2004. As stated in Note 6, the company adopt new accounting standards from Jan 1, 2007, the amortized cost of the goodwill stated above which arose from a business combination not involving enterprises under common control shall be treated as deemed cost and shall not be further amortized in subsequent periods pursuant to the “ASBE 38”

Note 2	The company paid RMB14,966,200 for the 2% equity interest in Shanxi Power Chemical Co., Ltd. from its minority shareholders for RMB at Jan, 2007. The excess of 4,506,586 of the cost of acquisition over the 2% Shanxi Power Chemical Co., Ltd’s interest in the fair value of the identifiable net assets at the date of acquisition was recognized as goodwill in consolidated financial statements.

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24.	LONG-TERM DEFERRED EXPENSES

Category	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Pre-operating expenses:
Heze Power (Note 1)	—	44,293,413
Tianhao Chemical (Note 1)	—	23,253,300
Yulin Power (Note 1)	—	28,730,865
Prepayment for resource compensation fees of Heshun Tianchi (Note 2)	23,446,656	25,067,328

Total	23,446,656	121,344,906

Note 1	As stated in Note 6.2 pre-operation expenses shall be adjusted by future applicable method after adoption of new accounting standards. The pre-operation expenses as at Jan 1,2007 was charged to the profit and losses of current period.

Note 2	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid the fees based on production volume of 10 million tonnes which would be amortized according to the actual production.

25.	OTHER NON CURRENT ASSETS

Included in the group and company balance, there is a investment deposit amount to RMB97,425,900 relating to Yushuwan Coal Ming. Pursuant to agreements the Company entered into with other two parties, the three parties plan to establish Yushuwan Coal Mine in Yulin, Shanaxi. Related formalities are still in progress as at June 30, 2007.

26.	IMPAIRMENT OF ASSETS

The Group

	At January 1, 2007 RMB	Provision RMB	Deduction		At June 30, 2007 RMB
			Reversals RMB	Write-off RMB
Provision for bad debts
Accounts receivables	31,447,064	—	—	—	31,447,064
Other receivables	32,649,959	—	—	—	32,649,959

Total	64,097,023	—	—	—	64,097,023

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YANZHOU COAL MINING COMPANY LIMITED

26.	IMPAIRMENT OF ASSETS – CONTINUED

The Company

			Deduction
	At January 1, 2007 RMB	Provision RMB	Reversals RMB	Write-off RMB	At June 30, 2007 RMB
Provision for bad debts
Accounts receivables	31,416,875	—	—	—	31,416,875
Other receivables	42,536,378	—	(9,886,419)	—	32,649,959

Total	73,953,253	—	(9,886,419)	—	64,066,834

27.	NOTES PAYABLE

	The Group	The Group
Item	At June 30, 2007 RMB	At December 31, 2006 RMB
Commercial notes payable	89,347,166	137,843,036
Bank notes payable	—	31,102,018

	89,347,166	168,945,054

28.	ACCOUNTS PAYABLE

See note 57(4)d for accounts payable due to shareholders of the Group holding more than 5% of the total shares of the Company.

29.	ADVANCES FROM CUSTOMERS

See note 57(4)d for amounts advanced from shareholders of the Group holding more than 5% of the total shares of the Company.

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30.	SALARIES AND WAGES PAYABLE

	The Group
	At January 1, 2007 RMB	Provision for the period RMB	Payment for the period RMB	At June 30, 2007 RMB
Salary, bonus, allowance and subsidies	181,365,575	1,024,250,547	(988,220,206)	217,395,916
Staff welfare	3,541,655	91,221,677	(89,518,606)	5,244,726
Social insurance
Including:
Medical insurance	2,309,939	34,873,211	(33,690,034)	3,493,116
Unemployment insurance	832,784	17,436,411	(16,232,457)	2,036,738
Fertility insurance	427,621	8,711,483	(7,901,650)	1,237,454
Injury insurance	1,315,361	17,673,901	(7,283,866)	11,705,396
Housing fund	757,425	31,202,046	(30,428,937)	1,530,534
Union fund	7,663,870	15,300,797	(14,453,684)	8,510,983
Staff education fund	12,002,550	14,655,916	(13,690,289)	12,968,177

Total	210,216,780	1,255,325,989	(1,201,419,729)	264,123,040

31.	TAXES PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Income tax	79,268,260	150,333,137
Value added tax	114,523,797	134,232,491
City construction tax	(13,936,990)	24,252,668
Resource Tax	(15,449,312)	22,909,986
Others	5,681,755	24,324,070

	170,087,510	356,052,352

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YANZHOU COAL MINING COMPANY LIMITED

32.	DIVIDEND PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
A-Shares shareholders	592,000,000	—
H-Shares shareholders	391,680,000	—

	983,680,000	—

33.	OTHER PAYABLES

See note 57 (4)d for other payables due to shareholders of the Group holding more than 5% of the total shares of the Company.

34.	OTHER CURRENT LIABILITIES

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Wei Jian Fei	98,813,112	—

According to the relevant regulation, Wei Jian Fei is accrued at RMB6 per ton raw coal mined, and has not been used on production expenditure or coal mining structure expenditure. Thus the balance has not been transferred to capital reserve.

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YANZHOU COAL MINING COMPANY LIMITED

35.	LONG-TERM LOAN

Lender	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB	Period	Annual Interest Rate	Condition for Loan
China Minsheng Bank	160,000,000	160,000,000	From December 28, 2005 to December 22, 2009	Note 1	Guaranteed by Yankuang Group
State Development Bank	220,000,000	220,000,000	From March 15, 2006 to February 19, 2018	Note 2	Guaranteed by Yankuang Group

Less: Long-term loan due within one year	61,000,000	50,000,000
Long-term loan due after one year	319,000,000	330,000,000

	380,000,000	380,000,000

Note 1: The	loan initially carries interest at 5.85% per annum and is subject to adjustment based on interest rate stipulated by the People Bank of China (“PBOC”).

Note 2: The	loan carries interest subject to adjustment based on interest rate stipulated by the PBOC.

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YANZHOU COAL MINING COMPANY LIMITED

36.	LONG-TERM PAYABLE

	The Group At June 30, 2007 RMB	The Group At December 31, 2006 RMB
Payable for acquisition of Jining III’s mining rights (Note 1)	52,991,760	52,991,760
Reform and Specific Development Fund (Note 2)	529,716,435	447,372,175
Work Safety Expense (Note 3)	153,892,592	22,345,810
Work Safety Expense of Shanxi (Note 4)	16,865,721	7,861,986

	753,466,508	530,571,731

Less: Long-term payable due within one year	184,006,113	43,455,596
Long-term payable due after one year	569,460,395	487,116,135

	753,466,508	530,571,731

Note 1:	The amount represents the remaining balances of payable to Yankuang Group for acquisition of Jining III’s mining rights, details of which are set out in note 57(4)a.

Note 2:	According to the joint regulation of Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Municipal government, form July 1, 2004, Reform and Specific Development Fund is accrued at RMB5 per ton raw coal mined and will be used for related expenditures on mine construction.

Note 3:	According to the relevant regulation of State Administration of Coal Mine Safety, from May 21, 2004, Work Safety Expense is accrued at RMB8 per ton raw coal mined, and will be used on work safety related expenditure for coal mines. The Company expects to fully use the remaining balance before the end of 2007.

Note 4:	Pursuant to “Administration of Coal Mine Safety” released by State-owned Assets Supervision and Administration Commission of Shanxi Municipal government according to the relevant regulations, Work Safety Expense is accrued at RMB15 per ton raw coal mined of Heshun Tianchi, and will be used on work safety related expenditure for coal mines. Heshun Tianchi expects to fully use the remaining balance before the end of 2007.

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YANZHOU COAL MINING COMPANY LIMITED

37.	DEFERRED TAX LIABILITY

	The Group
	Taxable temporary difference		Deferred tax liability
Temporary difference	At January 1, 2007 RMB	At June 30, 2007 RMB	At January 1, 2007 RMB	Addition RMB	At June 30, 2007 RMB
Changes on fair value of available-for-sale financial assets	33,961,349	83,172,154	11,207,245	16,239,566	27,446,811

The company has taxable losses of RMB 615 millions could be used to deduct the taxable profit in the future periods. The taxable losses arose from the subsidiaries. The company did not recognize the corresponding deferred tax assets for the unassured profitability of subsidiaries in the future.

38.	SHARE CAPITAL

Changes in share capital from January 1, 2007 to June 30, 2007 are as follows:

At January 1, 2007 and June 30, 2007

(1) Listed shares with restricted trading condition Initiation shares	2,600,000,000

Subtotal	2,600,000,000

(2) Listed shares
1. A shares	360,000,000
2. H-Shares	1,958,400,000

Total list shares	4,918,400,000

(3) Total share capital	4,918,400,000

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YANZHOU COAL MINING COMPANY LIMITED

38.	SHARE CAPITAL – CONTINUED

Changes in share capital from January 1, 2006 to December 31, 2006 are as follows:

		Addition (Reduction)
	At January 1,	Share	At December 31,
	2006	Reform	2006
(1) Unlisted shares
Initiation shares	2,672,000,000	(2,672,000,000)	—

Sub-total	2,672,000,000	(2,672,000,000)	—

(2) Listed shares with restricted trading condition
Initiation shares	—	2,600,000,000	2,600,000,000

Sub-total	—	2,600,000,000	2,600,000,000

(3) Listed shares
1. A-shares	288,000,000	72,000,000	360,000,000
2. H-shares	1,958,400,000	—	1,958,400,000

Total of listed shares	2,246,400,000	72,000,000	2,318,400,000

(4) Total share capital	4,918,400,000	—	4,918,400,000

The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031.

Each share has a par value of RMB1.

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39.	CAPITAL RESERVES

Changes in capital reserves from January 1, 2007 to June 30, 2007 are as follows:

	The Group
	At January 1, 2007 RMB	Additions RMB	Reversals RMB	At June 30, 2007 RMB
Share premium	2,913,072,688	—	—	2,913,072,688
Transfer from
Wei Jian Fei (Note)	1,821,226,548	2,928,375	—	1,824,154,923
Gains or losses arise from changes of fair value of available-for-sale financial assets	22,754,104	32,971,239	—	55,725,343
Others	—	243,930	—	243,930

Total	4,757,053,340	36,143,544	—	4,793,196,884

Changes in capital reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group
	At January 1, 2006 RMB	Additions RMB	Reversals RMB	At December 31, 2006 RMB
Share premium	3,127,726,538	—	(214,653,850)	2,913,072,688
Transfer from
Wei Jian Fei (Note)	1,607,746,553	213,479,995	—	1,821,226,548
Gains or losses arise from changes of fair value of available-for-sale financial assets	—	22,754,104	—	22,754,104

Total	4,735,473,091	236,234,099	(214,653,850)	4,757,053,340

Note:	Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use.

Interim Report 2007    81

YANZHOU COAL MINING COMPANY LIMITED

40.	SURPLUS RESERVES

Changes in surplus reserves from January 1, 2007 to June, 2007 are as follows:

The Group Surplus Reserves RMB
At January 1, 2007 and June 30, 2007	1,709,766,066

Changes in surplus reserves from January 1, 2006 to December 31, 2006 are as follows:

	The Group
	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2006	1,022,806,038	509,649,665	1,532,455,703
Additions	177,310,363	—	177,310,363
Transferred in (out)	509,649,665	(509,649,665)	—

At December 31, 2006	1,709,766,066	—	1,709,766,066

The statutory common reserve fund can be used to make up the losses incurred in previous years, expand the business scale of the Company or convert it into share capital.

According to the policy of “Solution of company financial problems after the implement of “Company Law”” which was released by the Ministry of Finance on March 15, 2006, the Company stopped appropriating the statutory common welfare fund from 2006, the remaining balance of the statutory common welfare fund was transferred to the statutory common reserve fund.

82    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

41.	UNAPPROPRIATED PROFITS

	The Group From January 1, 2007 to June 30, 2007 RMB	The Group From January 1, 2006 to December 31, 2006 RMB
Opening balance (Restated, see Note 6)	6,381,830,403	5,876,956,924
Add: Net profit for the period/year	1,108,918,499	1,764,231,842
Less: Appropriations to statutory common reserve fund (1)	—	177,310,363

Profit available for distribution	7,490,748,902	7,463,878,403
Less: Dividend – cash dividend of last year approved by the shareholders’ meeting (2)	983,680,000	1,082,048,000

Closing balance	6,507,068,902	6,381,830,403

Including: cash dividend proposed after the balance sheet date (2)	—	983,680,000

(1)	Appropriations to statutory common reserve fund

Pursuant to the Company’s Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company’s registered capital.

(2)	Cash dividend of last year approved by the shareholders’ meeting

According to the minute of Board of Directors date April 20, 2007, final dividend of RMB1.2 and special dividend of RMB 0.8 for every ten shares issued, is proposed based on the total issued shares of 4,918,400,000 (each share with a par value of RMB1). The proposal was approved by the shareholders’ meeting of the Company at June 15, 2007.

Interim Report 2007    83

YANZHOU COAL MINING COMPANY LIMITED

42.	OPERATION INCOME

The Group

	For the period ended June 30,
	2007 RMB	2006 RMB
Principal operations
Domestic sales of coal products	5,986,963,419	4,739,805,484
Export sales of coal products	1,079,248,963	1,672,245,859
Railway transportation services	94,381,231	74,100,899

	7,160,593,613	6,486,152,242

Other operations
Sales of materials	431,028,758	474,801,396
Sales of coals	152,576,028	42,664,442
Others	34,011,855	28,085,778

	617,616,641	545,551,616

Total	7,778,210,254	7,031,703,858

84    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

42.	OPERATION INCOME – CONTINUED

The Company

	For the period ended June 30,
	2007 RMB	2006 RMB
Principal operations
Domestic sales of coal products	5,872,533,751	4,739,805,484
Export sales of coal products	588,102,994	1,672,245,859
Railway transportation services	94,381,231	74,100,899

	6,555,017,976	6,486,152,242

Other operations
Sales of materials	431,028,758	474,801,396
Sales of coals	152,576,028	42,664,442
Others	24,035,809	23,217,813

	607,640,595	540,683,651

Total	7,162,658,571	7,026,835,893

Total sales amount of the 5 largest customers is RMB1,752,200,241, which accounts for 23% in total revenue.

The Company exports coal through China National Coal Group Corporation, Minerals Trading Co., Ltd. Currently, the Company does not have direct export rights, so has to export coals through trading companies, and the final decision on customer selection of the Company’s export sales is jointly determined by the Company and the above-mentioned trading companies. Therefore the sales amounts of sales made through these companies are excluded from sales of the 5 largest customers.

Interim Report 2007    85

YANZHOU COAL MINING COMPANY LIMITED

43.	COST OF PRINCIPAL OPERATIONS

The Group

	For the period ended June 30,
	2007 RMB	2006 RMB
Principal operations
Cost of sales of coal products (Note)	3,559,056,014	2,898,982,011
Cost of the railway transportation services	89,976,013	41,491,630

	3,649,032,027	2,940,473,641

Other operation
Sales of materials	436,926,799	450,699,066
Sales of coals purchased from other companies	145,124,851	42,157,658
Others	18,763,621	11,411,030

	600,815,271	504,267,754

Total	4,249,847,298	3,444,741,395

Note: analysis of cost of sales of coal products is as follows:

The Group

	For the period ended June 30,
	2007 RMB	2006 RMB
Materials	553,224,305	582,757,785
Wages and retirement benefits	1,007,656,109	543,170,988
Employee welfare	88,462,822	76,043,938
Electricity	197,304,755	162,131,930
Depreciation	425,320,281	376,004,244
Land subsidence, restoration, rehabilitation and environmental costs	419,471,378	209,264,082
Repairs and maintainance	200,896,189	154,639,160
Safety work expenses	140,550,517	141,952,048
Reform Specific Development Fund	82,344,260	88,720,030
VAT-input transfer out	21,350,667	83,612,293
Transportation fee	51,376,976	50,272,615
Others	268,683,149	323,948,862

Subtotal	3,456,641,408	2,792,517,975
Wei Jian Fei	102,414,606	106,464,036

Total	3,559,056,014	2,898,982,011

86    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

43.	COST OF PRINCIPAL OPERATIONS – CONTINUED

The Company

	For the period ended June 30,
	2007 RMB	2006 RMB
Principal operation
Cost of sales of coal products	3,157,624,574	2,900,506,878
Cost of the railway transportation services	89,976,013	41,491,630

	3,247,600,587	2,941,998,508

Other operations
Cost of sales of coal products	436,926,799	450,699,065
Cost of sales of coal purchased from other companies	145,124,851	42,157,658
Others	10,353,008	11,411,032

	592,404,658	504,267,755

Total	3,840,005,245	3,446,266,263

44.	OPERATING TAXES AND SURCHARGES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Business tax	3,619,649	2,005,990
City construction tax	49,733,677	46,627,104
Education fee	27,533,175	26,662,824
Resource tax	61,030,148	62,824,442

	141,916,649	138,120,360

Interim Report 2007    87

YANZHOU COAL MINING COMPANY LIMITED

45.	SELLING EXPENSES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Selling expense of domestic sales of coal products	132,270,581	182,705,320
Selling expense of export sales of coal products	237,576,683	303,375,568
Others	31,915,599	33,766,805

	401,762,863	519,847,693

46.	FINANCIAL EXPENSES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Interest expenses	13,600,088	6,188,000
Less: interest income	48,557,046	54,884,200
Exchange loss (Less: gain)	(35,107,087)	20,300,604
Others	(293,138)	5,807,495

	(70,357,183)	(22,588,101)

47.	INVESTMENT INCOME

The Group

	For the period ended June 30,
	2007 RMB	2006 RMB
Long-term investment income
– Amortization of long-term equity investment difference	—	(558,076)

Total	—	(558,076)

88    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

47.	INVESTMENT INCOME – CONTINUED

The Company

	For the period ended June 30,
	2007 RMB	2006 RMB
Interest income from designated deposits	45,784,600	9,658,915
Long-term investment income
– Amortization of long-term equity investment difference	—	(558,076)
– Profits declared by investee under equity method	—	(8,854,068)

Total	45,784,600	246,771

48.	INCOME TAXES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Income tax of the Company (1)/(2)	803,048,595	684,846,730
Overprovision of income tax	(21,922,410)	—
Income tax of subsidiaries	977,469	214,177

	782,103,654	685,060,907

(1)	Income tax is provided at 33% of the taxable income which is calculated by adjusting the accounting profits before tax for the year in accordance with the relevant tax laws.

(2)	The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. As a subsidiary of Yankuang Group, the directors of the Company are in the opinion that the same basis for determining the deductible wages cap applicable to Yankuang Group and assessed by the tax authority would be equally applicable to the Company.

Interim Report 2007    89

YANZHOU COAL MINING COMPANY LIMITED

49.	NET PROFIT DEDUCTED NON-RECURRING GAIN AND LOSS

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Net profit	1,108,918,499	1,358,690,008
Add/less:
Extraordinary gain and loss
– Loss (gains) on disposal of fixed assets	(1,655,115)	(249,263)
– Other deductible non-operating expenditure	30,856,936	1,894,924
– Other deductible non-operating revenue	(2,301,313)	(3,686,030)
Income tax effect for non-recurring gain and loss	363,892	1,072,866

Net profit after non-recurring profit and loss	1,136,182,899	1,357,722,505

50.	EARNING PER SHARE

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2007 and 2006 is based on the profit for the period of RMB1,108,918,499 and RMB1,358,690,009 and on 4,918,400,000 shares in issue during both periods.

90    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

51.	CASH AND CASH EQUIVALENTS

The Group

	At June 30, 2007 RMB	At December 31, 2006 RMB
Bank balances and cash (Note 9)	7,183,465,863	6,028,060,759
Less: Restricted cash (Note 1)	61,332,458	117,585,327

Cash balance	7,122,133,405	5,910,475,432

Note 1:	The amounts represent the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabitation and environmental costs of Austar under the request of Australia government and for issuing letter of credit and cash acceptance.

The Company

	At June 30, 2007 RMB	At December 31, 2006 RMB
Bank balances and cash	6,784,885,493	5,615,399,136
Less: Restricted cash (Note 2)	10,295,672	15,503,032

Cash balance	6,774,589,821	5,599,896,104

Note	2: The amounts represent the deposits placed in banks secured for issuing letter of credit.

Interim Report 2007    91

YANZHOU COAL MINING COMPANY LIMITED

52.	SUPPLEMENTAL INFORMATION OF CASH FLOW

Unit: RMB

	The Group For the period ended June 30,		The Company For the period ended June 30,
	2007	2006	2007	2006
Reconciliation of net profit to net cash flow from operating activities
Net profit	1,104,672,280	1,358,931,313	1,303,302,841	1,358,690,008
Add: Provision (reversal) of impairment of assets	—	—	(9,886,419)
Depreciation of fixed assets	565,217,557	507,492,918	505,517,693	494,971,057
Provision for Wei Jian Fei	102,414,606	106,464,036	98,813,112	106,464,036
Provision for Work Safety Expense	140,550,517	141,952,048	131,546,782	141,952,048
Provision for Reform and Specific Development Fund	82,344,260	88,720,030	82,344,260	88,720,030
Amortization of intangible assets	11,698,052	9,907,024	7,890,918	9,907,024
Decrease (increase) in long-term deferred expenses	97,898,250	(185,775,699)	—	—
Decrease (increase) in other current assets	9,418,988	—	9,168,994	—
Decrease (increase) in deferred expense	—	27,750,061	—	28,036,877
Losses (gains) on disposal of fixed assets and other long-term assets	(1,655,115)	(249,263)	(1,655,115)	(249,263)
Financial expenses	13,600,088	6,188,000	64,029,866	6,188,000
Gain arising from investments	—	558,076	(45,784,600)	(246,771)
Decrease (increase) in inventories	(110,944,426)	(42,323,456)	(106,091,601)	(41,439,401)
Decrease (increase) in receivables under operating activities	941,623,641	(968,064,477)	710,337,849	(1,218,949,603)
Increase (decrease) in payables under operating activities	(921,260,207)	(661,166,806)	(525,056,964)	(693,122,730)

Net cash flow from operating activities	2,035,578,491	390,383,805	2,224,477,616	280,921,312

Net increase in cash and cash equivalents
Cash at the end of the year	7,122,133,405	6,532,059,913	6,774,589,821	6,043,266,234
Less: Cash at the beginning of the year	5,910,475,432	7,242,421,596	5,599,896,104	6,297,641,649

Net increase in cash and cash equivalents	1,211,657,973	(710,361,683)	1,174,693,717	(254,375,415)

92    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

53.	OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Other operating income	25,144,010	70,750,220
Non operating income	301,313	3,686,030
Interest income	48,557,046	39,993,401
Received cash from funds paid on other’s behalf	—	27,750,061

Total	74,002,369	142,179,712

54.	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
Payments for operating and administrative expenses	851,208,552	934,242,836
Payments for pre-operating expense of subsidiaries	90,888,944	150,959,096
Other operating expenses	668,559	53,568,690
Others	683,559,594	447,493,738

Total	1,626,325,649	1,586,264,360

55.	OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

	The Group
	For the period ended June 30,
	2007 RMB	2006 RMB
CASH RECEIVED FROM RESTRICTED CASH	56,252,869	—

TOTAL	56,252,869	—

Interim Report 2007    93

YANZHOU COAL MINING COMPANY LIMITED

56.	SEGMENT INFORMATION

	Coal mining business For the period ended June 30,		Railway transportation business For the period ended June 30,		Inter-segment elimination For the period ended June 30,		Unlocated items For the period ended June 30,		Total For the period ended June 30,
Business Segment	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Operating revenue
External	7,683,829,023	6,957,602,959	94,381,231	74,100,899	—	—	—	—	7,778,210,254	7,031,703,858
Inter-segment	—	—	62,351,251	110,554,075	(62,351,251)	(110,554,075)	—	—	—	—

Total	7,683,829,023	6,957,602,959	156,732,482	184,654,974	(62,351,251)	(110,554,075)	—	—	7,778,210,254	7,031,703,858

Operating expense
– Cost of sales
– External	4,159,871,285	3,403,249,765	89,976,013	41,491,630	—	—	—	—	4,249,847,298	3,444,741,395
– Inter-segment	—	—	49,930,694	75,499,682	(49,930,694)	(75,499,682)	—	—	—	—
– Operating expense	1,377,128,606	1,358,069,485	78,460,493	52,015,664	(12,420,557)	(35,054,393)	171,517,972	169,979,856	1,614,686,514	1,545,010,612

	5,536,999,891	4,761,319,250	218,367,200	169,006,976	(62,351,251)	(110,554,075)	171,517,972	169,979,856	5,864,533,812	4,989,752,007

Total operating profit	2,146,829,132	2,196,283,709	(61,634,718)	15,647,998	—	—	(171,517,972)	(169,979,856)	1,913,676,442	2,041,951,851
Total assets	15,212,084,027	14,742,002,743	826,550,791	933,986,515	—	—	6,990,091,415	6,958,984,714	23,028,726,233	22,634,973,972
Total liabilities	4,398,039,071	3,786,555,051	17,508,313	20,367,522	—	—	620,775,080	1,005,909,001	5,036,322,464	4,812,831,574

	Coal mining business		Railway transportation business		Others		Total
Additional information	For the period ended June 30,		For the period ended June 30,		For the period ended June 30,		For the period ended June 30,
	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Depreciation and amortization	526,006,020	469,712,599	41,880,719	41,691,675	9,028,870	5,995,668	576,915,609	517,399,942
Impairment losses	—	—	—	—	—	—	—	—
Captial additions	822,976,887	873,526,903	2,795,782	238,000	18,669,066	21,584,805	844,441,735	895,349,708
Including:
Fixed assets under construction additions	771,687,586	836,227,112	765,628	238000	18,669,006	21,247,209	791,122,280	857,712,32
Fixed assets additions	46,598,833	37,299,791	—	—	—	337,596	46,598,833	37,637,387
Intangible assets additions	4,690,468	—	2,030,154	—	—	—	6,720,622	—

	China		Australia		Inter-segment elimination		Total
Geographical Segment	For the period ended June 30,		For the period ended June 30,		For the period ended June 30,		For the period ended June30,
	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB	2007 RMB	2006 RMB
Operating revenue
External	7,287,047,107	6,917,294,412	491,163,147	114,409,446	—	—	7,778,210,254	7,031,703,858
Inter-segment	—	—	—	—	—	—	—	—

Total	7,287,047,107	6,917,294,412	491,163,147	114,409,446	—	—	7,778,210,254	7,031,703,858

Total segment assets	21,479,211,572	21,219,522,130	1,549,514,661	1,415,451,842	—	—	23,028,726,233	22,634,973,972

94    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS

(1)	The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Nature	Statutory representative

Yankuang Group	Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	Qingdao, Shandong	International trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Jining, Shandong	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

Yulin Power	Yulin, Shanxi	Prepare for construction	Subsidiary	Limited company	Wang Xin

Heze Power	Heze, Shandong	Prepare for construction	Subsidiary	Limited company	Wang Xin

Yanmei Australia	Australia	Investment holding	Subsidiary	Limited company	—

Austar Coal Mine	Australia	Coal exploitation	Subsidiary’s sub	Limited company	—

Shanxi Power	Jinzhong, Shanxi	Investment holding	Subsidiary	Limited company	Wang Xisuo

Heshun Tianchi	Jinzhong, Shanxi	Coal mining business	Subsidiary’s sub	Limited company	Wang Xisuo

Tianhao Chemical	Xiaoyi, Shanxi	Development of methane project	Subsidiary’s sub	Limited company	Wang Xisuo

Interim Report 2007    95

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(2)	For the related parties where a control relationship exists, the registered capital and paid-in capital and the changes therein are as follows:

Name of related parties	At January 1, 2007 RMB	Additions RMB	At June 30, 2007 RMB
Yankuang Group	3,353,387,627	—	3,353,387,627
Zhongyan Trade	2,100,000	—	2,100,000
Yanmei Shipping	5,500,000	—	5,500,000
Yulin Power	800,000,000	—	800,000,000
Yanmei Australia	403,281,954	—	403,281,954
Austar Coal Mine	403,281,954	—	403,281,954
Heze Power	600,000,000	900,000,000	1,500,000,000
Shanxi Power	600,000,000	—	600,000,000
Heshun Tianchi	90,000,000	—	90,000,000
Tianhao Chemical	150,000,000	—	150,000,000

(3)	For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	At January 1, 2007		Addition		Reversal		At June 30, 2007
	RMB	%	RMB	%	RMB	%	RMB	%
Yankuang Group	2,600,000,000	52.86	—	—	—	—	2,600,000,000	52.86
Zhongyan Trade	1,100,000	52.38	—	—	—	—	1,100,000	52.38
Yanmei Shipping	5,060,000	92.00	—	—	—	—	5,060,000	92.00
Yulin Power	776,000,000	97.00	—	—	—	—	776,000,000	97.00
Yanmei Australia	4,032,819,954	100.00	—	—	—	—	403,281,954	100.00
Austar Coal Mine	4,032,819,954	100.00	—	—	—	—	403,281,954	100.00
Heze Power	574,000,000	95.67	876,000,000	1.00	—	—	1,450,000,000	96.67
Shanxi Power	588,000,000	98.00	12,000,000	2.00	—	—	600,000,000	100.00
Heshun Tianchi	73,179,000	81.31	—	—	—	—	73,179,000	81.31
Tianhao Chemical	149,775,000	99.85	—	—	—	—	149,775,000	99.85

96    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year:

(a)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2006, the Company had paid RMB2,530,390,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB79,490,000.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal installments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the seventh installment before December 31, 2007.

The consideration for the acquisition is determined according to revaluation price.

(b)	Sales and purchases

	For the period ended June 30,
	2007 RMB’000	2006 RMB’000
Sales and service provided
Sales of coal – Yankuang Group and its affiliates Material and spare parts sales	478,902	448,703
– Yankuang Group and its affiliates	190,588	232,521

	669,490	681,224

Purchases-Yankuang Group and its affiliates	256,123	214,235

The price of the above transaction is determined according to market price or negotiated price.

Interim Report 2007    97

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(c)	Construction services

	For the period ended June 30,
	2007 RMB’000	2006 RMB’000
Yankuang Group provide construction services for the company and its affiliates Mining construction for Heze Power	14,353	37,918
Construction of methane project in Yulin	12,409	19,288
Others	—	23,436

	26,762	80,642

The price of the above transaction is determined according to market price or negotiated price.

(d)	Amount due to or from related parties

		At June 30,	At December 31,
Account	Company	2007 RMB	2006 RMB
Notes receivable	Yankuang Group and its affiliates	115,293,109	57,195,006
Accounts receivable	Yankuang Group and its affiliates	10,286,542	9,655,076
Other receivables (Note)	Yankuang Group and its affiliates	132,441,815	39,919,268
Prepayments	Yankuang Group and its affiliates	1,740,135	1,570,374

		259,761,601	108,339,724

Accounts payable	Yankuang Group and its affiliates	36,988,800	76,620,248
Advances from customers	Yankuang Group and its affiliates	44,275,619	58,022,475
Other payables (Note)	Yankuang Group and its affiliates	580,130,252	955,249,117
Long-term payable due within one year (Note 36 and 57(4)a)	Yankuang Group and its affiliates	13,247,800	13,247,800
Long-term payables (Note 36 and 57(4)a)	Yankuang Group and its affiliates	39,743,960	39,743,960

		714,386,431	1,142,883,600

Note:	Other receivables due from Yankuang Group and its affiliates are interest free and receivable on demand.

 Other payables due to Yankuang Group and its affiliates are interest free and repayable on demand.

98    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(e)	Other transactions

(1)	Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the period ended June 30, 2007 and 2006 are RMB497,781,000 and RMB 400,593,000 respectively.

(2)	Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year:

	For the period ended June 30,
	2007 RMB’000	2006 RMB’000
Electricity	186,892	156,463
Repairs and maintenance	98,258	81,847
Technical support and training fee	10,000	10,000
Mining rights fees (Note)	6,490	6,490
Public utilities expenses	3,644	6,131
Road transportation fee	32,375	32,915
Gases and eructate expenses	13,000	13,000
Buildings management fee	43,100	43,100
Children tuition fee	20,400	20,400
Others	26,850	26,850

Total	441,009	397,196

Note:	the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from February 1998, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

Interim Report 2007    99

YANZHOU COAL MINING COMPANY LIMITED

57.	SIGNIFICANT RELATED PARTY TRANSACTIONS – CONTINUED

(4)	Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(e)	Other transactions – continued

(3)	Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the period ended June 30, 2007 and 2006 are RMB2,070,618 and RMB2,245,065 respectively.

(4)	During the period ended June 30, 2007 and 2006, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses and insurances. These payments and receipts made on behalf of the other have been recorded in other payables.

58.	CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents with reputable banks in the PRC, therefore the directors consider that the credit risk for such is minimal.

The Company generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Company generally requires them to pay for the products before delivery.

Most of the Company’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Company generally has established long-term and stable relationships with these companies. The Company also sells its coal to provincial and city fuel trading companies.

As the Company does not currently have direct export rights, all of its export sales must be made through National Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Company’s export sales are determined by the Company, National Coal Corporation or Minmetals Trading.

For the six months ended June 30, 2007 and 2006, operating income to the Company’s five largest domestic customers accounted for approximately 23% and 20%, respectively, of the Company’s total operating income. Operating income to the Company’s largest domestic customer, Huadian Power International Corporation Limited, accounted for 10% and 8% of the Company’s operating income for the six months ended June 30, 2007 and 2006, respectively.

100    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

58.	CONCENTRATION OF CREDIT RISK – CONTINUED

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2007 and December 31, 2006 are as follows:

	Percentage of accounts receivable
	At June 30, 2007	At December 31, 2006
Five largest receivable balances	45%	72%

As at 30 June 2006, the Company has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan In order to minimize the credit risk, the management of the Company has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the Company considered that the Company’s credit risk is significantly reduced.

59.	CAPITAL COMMITMENTS

	At June 30,	At December 31,
	2007 RMB’000	2006 RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
– Purchase of assets	1,067,544	1,221,884

Interim Report 2007    101

YANZHOU COAL MINING COMPANY LIMITED

60.	OTHER IMPORTANT EVENTS

Pursuant to the supplementary agreement between Yankuang Group and the Company on the acquisition of Heze Power share, Yankuang Group made an irrevocable claim that as soon as it got the mining rights of Zhaolou Mine and Wanfu Mine, the Company had the rights to acquire the mining rights within 12 months from that specific date. Furthermore, if any of the following matters occurred before June 30, 2006: (1) Heze Power failed to obtain the land use rights of Zhaolou Mine and its coal cleaning factory; (2) Yankuang Group failed to obtain the mining rights of Zhaolou Mine; (3) Any other factors led to the Group’s failure in acquiring Zhaolou Mine’s mining rights; the Company had the rights to send back its 95.67% share of Heze Power to the Group. Yankuang Group should pay back the Company the acquisition price, the net capital investment made by the Company to Heze Power, and the interest at a rate of 10% per annum for a twelve-month period. As at March 5, 2007, Yankuang Group had already obtained certain approval from the government on the land use rights of Heze Power coal cleaning factory with some procedures still in the process. And the mining rights of Zhaolou Mine was also successfully obtained on June 28, 2006. The remaining procedures on transferring of the land use rights and mining rights will complete within the year 2007.

61.	COMPARATIVE FIGURES

The comparable numbers in the June 30, 2007 financial statement have been adjusted in accordance with Note 6. In addition, part of the comparable data has been reclassified in accordance with the June, 2007 recording format.

62.	APPROVE OF FINANCIAL STATEMENTS

The Company and the Group financial statements have been approved by board of directors on August 17, 2007.

102    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

SUPPLEMENT

FOR THE PERIOD ENDED JUNE 30, 2007

1.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

For the period ended June 30, 2007, under PRC GAAP net profit is RMB1,108,918 thousand and net assets is RMB17,917,222 thousand. The summary of differences of net profit and net assets between PRC GAAP and IFRS in this year is as follows:

	Net profit for the period RMB’000	Net assets at June 30, 2007 RMB’000
As per the financial statements prepared under PRC GAAP	1,108,918	17,917,222
Adjustments under IFRS:
– Reversal of Wei Jian Fei	101,742	98,813
– Reversal of Work Safety Expense	74,903	727,726
– Reversal of Reform and Specific Development Fund	82,344	529,716
– Deferred tax effect	41,677	(173,623)
– Release of negative goodwill to income	—	138,101
– Deemed interest expenses	(1,250)	(117,641)
– Reversal of long-term equity investment difference arising from business combination involving enterprises under common control	—	339,753
– Reversal of amortization of goodwill	—	31,013
– Write-off of pre-operating expenses of subsidiaries	93,490	—
– Others	536	(8,464)

As per financial statements prepared under IFRS which belongs to Shareholders of the Company	1,502,360	19,482,616

2.	RETURN ON SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

Profit for the reporting period	Return on shareholders’ equity		Earnings per share RMB
	Diluted	Weighted average	Diluted	Weighted average
Operating profits	10.68%	10.49%	0.39	0.39
Net profit	6.19%	6.08%	0.23	0.23
Net profit excluding extraordinary gain	6.34%	6.23%	0.23	0.23

Interim Report 2007    103

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007

		Six months ended June 30,
	Notes	2007 RMB’000 (unaudited)	2006 RMB’000 (unaudited)
Gross sales of coal	5	6,928,217	6,337,679
Railway transportation service income		91,296	71,754

Total revenue		7,019,513	6,409,433
Transportation costs of coal	5	(323,561)	(486,081)
Cost of sales and service provided	6	(3,389,616)	(2,646,924)

Gross profit		3,306,336	3,276,428
Selling, general and administrative expenses		(1,156,437)	(1,202,070)
Other income	7	105,139	86,334
Interest expenses	8	(14,851)	(7,780)

Profit before income taxes	9	2,240,187	2,152,912
Income taxes	10	(737,757)	(719,407)

Profit for the period		1,502,430	1,433,505

Attributable to:
Equity holders of the Company		1,502,360	1,433,612
Minority interests		70	(107)

		1,502,430	1,433,505

Dividends	11	983,680	1,082,048

Earnings per share, basic	12	RMB0.31	RMB0.29

Earnings per ADS, basic	12	RMB15.27	RMB14.57

104    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2007

	Notes	At June 30, 2007 RMB’000 (unaudited)	At December 31, 2006 RMB’000 (audited)
ASSETS
CURRENT ASSETS
Bank balances and cash		5,531,096	4,715,945
Term deposits		1,591,038	1,194,531
Restricted cash	13	10,296	68,562
Bills and accounts receivable	14	1,088,170	2,211,909
Inventories		690,505	579,561
Other loans receivable	15	640,000	640,000
Prepayments and other current assets		288,585	231,505
Prepaid lease payments		13,845	13,746
Prepayment for resources compensation fees	16	3,240	3,240
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	17	213,099	212,912

TOTAL CURRENT ASSETS		10,069,874	9,871,911
Mining rights	18	307,020	307,909
Prepaid lease payments		577,032	578,988
Prepayment for resources compensation fees	16	20,207	21,827
Property, plant and equipment	19	12,193,477	12,139,939
Goodwill		298,650	295,584
Investments in securities	20	145,353	96,142
Restricted cash	13	51,037	49,023
Deposit made on investment		97,426	97,426

TOTAL ASSETS		23,760,076	23,458,749

Interim Report 2007    105

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET – CONTINUED

AT JUNE 30, 2007

	Notes	At June 30, 2007 RMB’000 (unaudited)	At December 31, 2006 RMB’000 (audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	21	546,750	745,685
Other payables and accrued expenses		2,491,885	1,899,684
Amounts due to Parent Company and its subsidiary companies	24	430,664	982,347
Unsecured bank borrowings – due within one year		61,000	50,000
Taxes payable		79,268	150,332

TOTAL CURRENT LIABILITIES		3,609,567	3,828,048
Amounts due to parent company and its Subsidiary companies – due after one year	24	19,046	23,138
Unsecured bank borrowings – due after One year		319,000	330,000
Deferred tax liability	22	255,716	283,823

TOTAL LIABILITIES		4,203,329	4,465,009
CAPITAL AND RESERVES
SHARE CAPITAL	23	4,918,400	4,918,400
RESERVES		14,564,216	14,013,379

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		19,482,616	18,931,779
MINORITY INTEREST		74,131	61,961

TOTAL EQUITY		19,556,747	18,993,740

TOTAL LIABILITIES AND EQUITY		23,760,076	23,458,749

106    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Statutory common welfare fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Minority interest RMB’000	Total RMB’000
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308
Exchange difference arising on translation of foreign operations recognised directly in equity (unaudited)	—	—	—	—	—	1,237	—	—	1,237	—	1,237
Profit for the period (unaudited)	—	—	—	—	—	—	—	1,433,612	1,433,612	(107)	1,433,505

Total recognised income and expense for the period (unaudited)	—	—	—	—	—	1,237	—	1,433,612	1,434,849	(107)	1,434,742
Appropriations to reserves (unaudited)	—	—	195,184	—	—	—	—	(195,184)	—	—	—
Transfer (unaudited)	—	—	—	509,649	(509,649)	—	—	—	—	—	—
Dividend (unaudited)	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)

Balance at June 30, 2006 (unaudited)	4,918,400	2,981,002	2,022,851	1,528,790	—	(13,779)	—	6,534,114	17,971,378	28,353	17,999,731

Balance at July 1, 2006 (unaudited)	4,918,400	2,981,002	2,022,851	1,528,790	—	(13,779)	—	6,534,114	17,971,378	28,353	17,999,731
Gain on fair value change of available-for-sale investment (unaudited)	—	—	—	—	—	—	33,961	—	33,961	—	33,961
Deferred tax on fair value change of available-for-sale investment (unaudited)	—	—	—	—	—	—	(11,207	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations (unaudited)	—	—	—	—	—	(1,726)	—	—	(1,726)	—	(1,726)

Net income recognized directly in equity	—	—	—	—	—	(1,726)	22,754	—	21,028	—	21,028
Profit for the period (unaudited)	—	—	—	—	—	—	—	939,373	939,373	(910)	938,463

Total recognised income and expense for the period (unaudited)	—	—	—	—	—	(1,726)	22,754	939,373	960,401	(910)	959,491

Appropriations to reserves (unaudited)	—	—	195,723	175,821	—	—	—	(371,544)	—	—	—
Dividend (unaudited)	—	—	—	—	—	—	—	—	—	—	—
Acquisition of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740

Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investment (unaudited)	—	—	—	—	—	—	49,211	—	49,211	—	49,211
Deferred tax on fair value change of available-for-sale investment (unaudited)	—	—	—	—	—	—	(16,240)	—	(16,240)	—	(16,240)
Exchange difference arising on translation of foreign operations (unaudited)	—	—	—	—	—	(814)	—	—	(814)	—	(814)

Net income recognized directly in equity	—	—	—	—	—	(814)	32,971	—	32,157	—	32,157
Profit for the period (unaudited)	—	—	—	—	—	—	—	1,502,360	1,502,360	70	1,502,430

Total recognized income and expense for the period (unaudited)	—	—	—	—	—	(814)	(32,971)	1,502,360	1,534,517	70	1,534,587
Appropriations to reserves (unaudited)	—	—	184,086	—	—	—	—	(184,086)	—	—	—
Dividend (unaudited)	—	—	—	—	—	—	—	(983,680)	(983,680)	—	(983,680)
Acquisition of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	(11,900)	(11,900)
Capital contributed by minority equity holders of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	24,000	24,000

Balance at June 30, 2007 (unaudited)	4,918,400	2,981,002	2,402,660	1,704,611	—	(16,319)	55,725	7,436,537	19,482,616	74,131	19,556,747

Interim Report 2007    107

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Six months ended June 30,
	2007 RMB’000 (unaudited)	2006 RMB’000 (unaudited)
NET CASH GENERATED BY OPERATING ACTIVITIES	2,030,035	383,018

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment and mining right	(876,028)	(1,085,260)
Decrease in term deposits	(396,507)	(1,831,829)
Acquisition of additional interest of Shanxi Group	(14,966)	—
Decrease (increase) in restricted cash	58,646	(21,297)
Proceeds on disposal of property, plant and equipment	5,389	4,381

	(1,223,466)	(2,934,005)

NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES
Capital contribution from a minority equity holder of a subsidiary	24,000	—
Dividend paid to a minority equity holder of a subsidiary	—	(271)

	24,000	(271)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	830,569	(2,551,258)

CASH AND CASH EQUIVALENTS, BEGINNING	4,715,945	5,885,581
Effect of foreign exchange rate changes	(15,418)	856

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	5,531,096	3,335,179

108    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

1.	GENERAL

Organisation and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

Interim Report 2007    109

YANZHOU COAL MINING COMPANY LIMITED

1.	GENERAL – CONTINUED

Organisation and principal activities – continued

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At June 30, 2007, Heze has commenced construction works for the Zhaolou coal mine.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at June 30, 2007. Shanxi Group has no significant impact to the Group’s results for the year.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000, which resulted in an additional goodwill of RMB3,066,000.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2006.

In the current interim period, the Group had applied, for the first time, the new and revised standards and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on January 1, 2007.

110    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The adoption of these new and revised standards and interpretations had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

However, for the adoption of IFRS 8 Operating Segments, which will be effective for annual periods beginning on or after January 1, 2008, the directors of the Company expect that the disclosure on the segmental information will be different from the current information disclosed as required by International Accounting Standard 14 Segment Reporting. IFRS 8 requires the identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. In contrast IAS 14 requires identification of two sets of segments (business and geographical) using a risk and rewards approach, the entity’s “system of internal financial reporting to key management personnel” serving only as the starting point for identification of such segments. In addition IFRS 8 requires the amount reported for each segment item to be the measure reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance. IAS 14 required segment information to be prepared in conformity with the accounting policies adopted for the preparation and presentation of the consolidated financial statements. The directors anticipate that The adoption of IFRS 8 may change the identification of segments and the measurement of the related segment assets and results.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation or Minmetals Trading. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

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YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION – CONTINUED

Business segments

For management purposes, the Group is currently organised into two operating divisions – coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	– Underground mining, preparation and sales of coal
Coal railway transportation	– Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	6,928,217	91,296	—	7,019,513
Inter-segment	—	62,351	(62,351)	—

Total	6,928,217	153,647	(62,351)	7,019,513

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,453,855	(43,071)	—	2,410,784

Unallocated corporate expenses				(204,372)
Unallocated corporate income				48,626
Interest expenses				(14,851)

Profit before income taxes				2,240,187
Income taxes				(737,757)

Profit for the period				1,502,430

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YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION – CONTINUED

	For the six months ended June 30, 2006
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	6,337,679	71,754	—	6,409,433
Inter-segment	—	110,554	(110,554)	—

Total	6,337,679	182,308	(110,554)	6,409,433

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,309,592	13,300	—	2,322,892

Unallocated corporate expenses				(223,600)
Unallocated corporate income				61,400
Interest expenses				(7,780)

Profit before income taxes				2,152,912
Income taxes				(719,407)

Profit for the period				1,433,505

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YANZHOU COAL MINING COMPANY LIMITED

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Domestic sales of coal, gross	5,860,240	4,629,995
Less: Transportation costs	132,271	182,705

Domestic sales of coal, net	5,727,969	4,447,290

Export sales of coal, gross	1,067,977	1,707,684
Less: Transportation costs	191,290	303,376

Export sales of coal, net	876,687	1,404,308

Net sales of coal	6,604,656	5,851,598

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Materials	560,611	587,966
Wages and employee benefits	1,141,120	707,753
Electricity	200,149	163,435
Depreciation	529,481	469,837
Land subsidence, restoration, rehabilitation and environmental costs	419,471	209,264
Repairs and maintenance	204,144	157,698
Annual fee and amortization of mining rights	12,947	9,920
Transportation costs	52,247	50,729
Others	269,446	290,322

	3,389,616	2,646,924

114    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

7.	OTHER INCOME

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Interest income from bank deposits	48,626	61,400
Gain on exchange difference	36,600	—
Others	19,913	24,934

	105,139	86,334

8.	INTEREST EXPENSES

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Interest expenses on bank borrowing wholly repayable within 5 years	13,601	6,196
Deemed interest expenses in respect of acquisition of Jining III	1,250	1,584

	14,851	7,780

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Profit before income taxes has been arrived at after charging (crediting):
Depreciation of property, plant and equipment	615,511	518,039
Amortization of mining rights (Included in cost of sales and services provided)	8,081	3,312

Total depreciation and amortization	623,592	521,351

Amortization of prepaid lease payments	6,826	6,595
Gain on disposal of property, plant and equipment	(1,655)	(249)

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YANZHOU COAL MINING COMPANY LIMITED

10.	INCOME TAXES

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Income tax:
Current taxes	804,026	709,295
(Over) under provision in prior year	(21,922)	(24,233)

	782,104	685,062

Deferred tax (note 22):
Current period	24,256	34,345
Attributable to change in tax rate	(68,603)	—

	(44,347)	34,345

	737,757	719,407

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2006: 33%). The major reconciling items are the amount claimed on the appropriation to future development fund for which a tax deduction is granted and certain expenses not deductible for tax purposes.

On March 16, 2007, the PRC promulgated the Law of the People’s Republic of China on Enterprise Income Tax by Order No. 63 of the President of the People’s Republic of China, which will change the tax rate from 33% to 25% for the Company and its subsidiaries established in the PRC from January 1, 2008. The deferred tax balance has been adjusted, as appropriate, to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

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YANZHOU COAL MINING COMPANY LIMITED

11.	DIVIDENDS

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Final dividend approved, RMB0.120 per share (2006: RMB0.150)	590,208	737,760
Special dividend approved, RMB0.080 per share (2006: RMB0.070)	393,472	344,288

	983,680	1,082,048

Pursuant to the annual general meeting held on June 15, 2007, a final dividend and special dividend in respect of the year ended December 31, 2006 were approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended June 30, 2007 and 2006 is based on the profit for the period of RMB1,502,360,000 and RMB1,433,612,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares.

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 5.31% per annum.

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YANZHOU COAL MINING COMPANY LIMITED

14.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
Bills receivable	949,326	2,004,425
Accounts receivable	170,291	238,931

Total bills and accounts receivable	1,119,617	2,243,356

Less: Allowance for doubtful debts	(31,447)	(31,447)

Bills and accounts receivable, net	1,088,170	2,211,909

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet date:

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
1 – 180 days	1,089,382	2,216,935
181 – 365 days	4,872	1,018
1 – 3 years	872	869
Over 3 years	24,491	24,534

	1,119,617	2,243,356

118    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

15.	OTHER LOAN RECEIVABLE

At the balance sheet dates, the amount represents a loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the “Default Loan”) is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shangdong province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. Up to the date of the report, the legal procedure for the transfer of ownership of the Secured Shares has not yet been completed.

In December 2006, Shandong Runhua Group Company Limited has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC rendered a formal written request to the Supreme Court to protect the Company’s priority right on the Secured Shares.

After considering the advice from their legal counsel, the directors are in the opinion that, based on the result of the auction, the support from the government authorities in Shandong province and the SASAC and the fair value of the underlying Secured Shares, the amount to be recovered by the Company from the Secured Shares would be sufficient to cover the principal and interest of the Default Loan.

16.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. At June 30, 2007, the amount represented the prepayment for resources compensation fee based on production volume of approximately 8.7 million tonnes. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

Interim Report 2007    119

YANZHOU COAL MINING COMPANY LIMITED

17.	PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

Six months ended June 30, 2007 RMB’000
At January 1, 2007	212,912
Additional provision in the period	(427,633)
Utilization of provision	427,820

At June 30, 2007	213,099

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the period included mainly rehabilitation costs paid on mining areas relating to mining activities in the future periods and therefore the balance is presented as a prepayment at the balance sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

18.	MINING RIGHTS

RMB’000
COST
At January 1, 2007	353,098
Exchange re-alignment	2,743
Addition	4,690

At June 30, 2007	360,531

AMORTIZATION
At January 1, 2007	45,189
Exchange re-alignment	241
Provided for the period	8,081

At June 30, 2007	53,511

NET BOOK VALUES
At June 30, 2007	307,020

At December 31, 2006	307,909

120    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

19.	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbour works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
COST
At January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,698	442	—	—	—	49,003	27	—	52,170
Additions	—	2,113	—	—	—	43,137	1,347	587,738	634,335
Transfers	—	15,089	—	—	—	79,471	2,660	(97,220)	—
Disposals	—	—	—	—	—	(6,712)	(1,519)	—	(8,231)

At June 30, 2007	57,953	2,447,963	250,349	734,801	4,017,442	9,166,782	326,210	3,203,315	20,204,815

DEPRECIATION
At January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	68	—	—	—	2,090	15	—	2,173
Provided for the period	—	63,636	3,035	26,904	44,462	470,781	18,242	—	627,060
Eliminated on disposals	—	—	—	—	—	(4,136)	(361)	—	(4,497)

At June 30, 2007	—	1,174,511	21,241	296,583	1,727,829	4,580,274	210,900	—	8,011,338

NET BOOK VALUES
At June 30, 2007	57,953	1,273,452	229,108	438,218	2,289,613	4,586,508	115,310	3,203,315	12,193,477

At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

Interim Report 2007    121

YANZHOU COAL MINING COMPANY LIMITED

20.	INVESTMENTS IN SECURITIES

The investment in securities represent available-for-sale equity investments:

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
Equity securities of Shenergy Company Limited listed on the SSE
– Restricted portion stated at cost less impairment	40,281	40,281
– Unrestricted portion stated at fair value	103,312	54,101
Unlisted equity securities	1,760	1,760

	145,353	96,142

Pursuant to the share reform plan carried out by Shenergy Company Limited in 2006, the non-tradable legal person shares held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities as at December 31, 2006 and June 30, 2007. The unrestricted portion is carried at fair value determined by reference to bid prices quoted in active markets.

The unlisted equity securities and the restricted portion of the shares of Shenergy Company Limited are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

122    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

21.	BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the balance sheet date:

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
1 – 180 days	388,803	564,995
181 – 365 days	134,804	139,974
Over 1 years	23,143	40,716

	546,750	745,685

22.	DEFERRED TAX LIABILITY

	Available-for- sale investment RMB’000	Accelerated tax depreciation RMB’000	Mining rights RMB’000	Total RMB’000
Balance at January 1, 2006	—	(146,279)	—	(146,279)
Acquisition of Shanxi Group	—	(2,962)	(54,269)	(57,231)
Charge to reserve	(11,207)	—	—	(11,207)
(Charge) credit to income for the year	—	(69,272)	166	(69,106)

Balance at December 31, 2006 and January 1, 2007	(11,207)	(218,513)	(54,103)	(283,823)
Charge to reserve	(16,240)	—	—	(16,240)
(Charge) credit to income for the period (note 10)	—	(25,255)	999	(24,256
Effect of change in tax rate	—	53,974	14,629	68,603

Balance at June 30, 2007	(27,447)	(189,794)	(38,475)	(255,716)

There was no material unprovided deferred tax for the period or at the balance sheet date.

Interim Report 2007    123

YANZHOU COAL MINING COMPANY LIMITED

23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person Shares (held by the Parent Company)	A shares (Note 1)	H shares (including H share represented by ADS) (Note 1)	Total
Numbers of shares
At December 31, 2006 and June 30, 2007	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid (RMB’000)
At December 31, 2006 and June 30, 2007	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities.

Pursuant to the relevant regulations from the Ministry of Finance, the Company is no longer required to set aside net income to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 was transferred to statutory common reserve fund.

124    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

23.	SHAREHOLDERS’ EQUITY – CONTINUED

The Company has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2007 is the retained earnings computed under PRC GAAP which amounted to approximately RMB6,710,642,000 (as at December 31, 2006: RMB6,391,019,000).

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YANZHOU COAL MINING COMPANY LIMITED

24.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2007 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
Amounts due to Parent Company and its subsidiary companies:
Within one year	430,664	982,347
More than one year, but not exceeding two years	7,942	8,181
More than two years, but not exceeding three years	7,478	7,704
More than three years, but not exceeding four years	3,626	7,253

Total	449,710	1,005,485
Less: amount due within one year	(430,664)	(982,347

Amount due after one year	19,046	23,138

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

126    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

24.	RELATED PARTY TRANSACTIONS – CONTINUED

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Income
Sales of coal	478,902	448,702
Sales of auxiliary materials	190,588	232,521
Expenditure
Utilities and facilities	190,536	162,594
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	256,123	214,230
Repairs and maintenance services	98,258	81,847
Social welfare and support services	209,712	198,406
Technical support and training	10,000	10,000
Road transportation services	32,375	32,915
Construction services	26,762	80,642

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB82,950,000 and RMB31,875,000 for each of the six months ended June 30, 2007 and 2006 respectively, and for technical support and training of RMB10,000,000 and RMB7,565,000 for each of the six months ended June 30, 2007 and 2006 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 26).

Transactions/balance with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

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YANZHOU COAL MINING COMPANY LIMITED

24.	RELATED PARTY TRANSACTIONS – CONTINUED

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Trade sales	431,030	681,224

Trade purchases	309,291	214,235

Material balances with other state-controlled entities are as follows:

	At June 30,	At December 31,
	2007 RMB’000	2006 RMB’000
Amounts due from other state-controlled entities	137,011	345,914

Amounts due to other state-controlled entities	124,747	301,117

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Directors’ fee	145	179
Salaries, allowance and other benefit in kind	1,448	828
Retirement benefit scheme contribution	478	373

	2,071	1,380

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

128    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

25.	COMMITMENTS

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	1,067,544	1,221,884
Capital expenditure authorised but not contracted for in respect of development of new coal mines	147,000	600,000

	1,214,544	1,821,884

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 per tone of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“work safety cost”). The unutilized work safety cost at June 30, 2007 was RMB170,758,000 (December 31, 2006: RMB 30,208,000)

26.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employees’ contribution. During the period, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contribution payable in the future years.

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YANZHOU COAL MINING COMPANY LIMITED

27.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2007 and 2006. Such expenses, amounting to RMB43,100,100 for each of the six months ended June 30, 2007 and 2006, have been included as part of the social welfare and support services expenses summarized in note 24.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

130    Interim Report 2007

YANZHOU COAL MINING COMPANY LIMITED

SUPPLEMENT

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The Group has also prepared a set of condensed consolidated financial statement in accordance with relevant accounting principles and regulations applicable to PRC enterprises. In the current period, the Group has applied, for its first time, the Accounting Standards for Business Enterprises (“ASBEs”) issued by the Ministry of Finance of the People’s Republic of China that are effective for accounting periods beginning on or after January 1, 2007. The application of the ASBEs has resulted in the changes in presentation of the financial statement and in the accounting policies which prior periods adjustments have been made.

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet utilized for the enhancement of safety production environment and facilities, which is charged as an expense when provided under PRC GAAP;

(iii)	depreciation provided for plant and equipment acquired by utilizing the provision of Work Safety Cost, which under PRC GAAP, Work Safety Cost have been charged as expenses when provision was made;

(iv)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill arose from the above transaction under PRC GAAP;

(v)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(vi)	Prior to January 1, 2007, pre-operating expenses were capitalized in subsidiaries of the Company as a long term asset under PRC GAAP; Such pre-operating expenses were written off under IFRS. Subsequent to January 1, 2007, such pre-operating expenses were charged to expense as included. With the initial adoption of ASBE, the amount of carrying operating expense at January 1, 2007 has been derecognized. The adjustment is to reverse the pre-operating expenses at January 1, 2007 which charged to income statement in current period under PRC GAAP;

(vii)	adjustment for recognition of goodwill arising on acquisition of businesses from Parent Company, which is not recognized under PRC GAAP; and

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YANZHOU COAL MINING COMPANY LIMITED

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP – CONTINUED

(viii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities, which are not recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable to equity holders of the Company for six months ended June 30,		Net assets attributable to equity holders of the Company as at June 30, December 31,
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	1,502,360	1,433,612	19,482,616	18,931,779
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	(184,086)	(195,184)	(628,529)	(447,372)
– reversal of Work Safety Cost	(74,903)	(104,079)	(727,726)	(652,823)
– release of negative goodwill to income	—	—	(138,101)	(138,101)
– deemed interest expenses	1,250	1,587	117,641	116,391
– write-off of pre-operating expenses of subsidiaries	(93,491)	185,428	—	46,860
– derecognitions of goodwill	—	(559)	(370,765)	(324,134)
– deferred tax effect on temporary differences not recognized under PRC GAAP	(41,677)	34,345	173,623	215,300
– others	(535)	3,540	8,463	8,754

As per financial statements prepared under PRC GAAP (restated for 2006)	1,108,918	1,358,690	17,917,222	17,756,654

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

The condensed financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

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YANZHOU COAL MINING COMPANY LIMITED

II.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP

Under IFRS, the acquisitions of Jining II, Jining III, Railway Assets , Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the condensed consolidated balance sheet, and such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill at January 1, 2005 has been derecognized.

Under US GAAP, as the Group, Jining II, Jining III, Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III and Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as a goodwill and was, prior to January 1, 2005, amortized over a period of ten years. After January 1, 2005, such goodwill is tested for impairment at least annually. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Group.

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YANZHOU COAL MINING COMPANY LIMITED

II.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP – CONTINUED

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2007 RMB’000	2006 RMB’000
Income attributable to equity holders of the Company as reported under IFRS	1,502,360	1,433,612
US GAAP adjustments:
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	93,858	93,925
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights	(32,880)	(32,088)
Amortization of mining rights of Jining III	3,312	3,312
Amortization of mining rights of Shanxi Group, net of minority interest	2,461	—
Additional deferred tax charge due to change in tax rate, net of minority interest	(73,553)	—

Income under US GAAP	1,495,558	1,498,761

Earnings per share under US GAAP	RMB0.30	RMB0.30

Earnings per ADS under US GAAP	RMB15.20	RMB15.24

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YANZHOU COAL MINING COMPANY LIMITED

II.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP – CONTINUED

	At June 30, 2007 RMB’000	At December 31, 2006 RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	19,482,616	18,931,779
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and prepaid lease payments	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,782,540	1,688,682
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	256,900	287,876
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Mining rights of Jining III	(89,423)	(92,735)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights of Jining III	29,510	30,602
Difference in cost base of mining rights of Shanxi Group, net of minority interest	(128,179)	(130,640)
Additional deferred tax charge due to a higher tax base resulting from capitalization of mining rights of Shanxi Group, net of minority interest	42,299	43,112
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Goodwill arising on acquisition of Heze	(35,645)	(35,645)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116
Goodwill arising on acquisition of Shanxi Group	(142,547)	(142,547)
Additional deferred tax charge due to change in tax rate, net of minority interest	(73,553)	—

Shareholders’ equity under US GAAP	18,457,256	17,913,222

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and US GAAP.

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YANZHOU COAL MINING COMPANY LIMITED

COMPANY INFORMATION

Registered Name:

English Name:	Yanzhou Coal Mining Company Limited

Registered Address:	Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng
Shandong Province
PRC

Post Code:	273500

Website:	http://www.yanzhoucoal.com.cn

Email Address:	yzc@yanzhoucoal.com.cn

Legal Representative:	Wang Xin

Company Secretary:	Zhang Baocai

Authorized Representative	Wu Yuxiang
Zhang Baocai
298 Fushan South Road
Zoucheng, 273500
Shandong Province
PRC
Tel: 86-537-5382319
Fax: 86-537-5383311

Places of Listing	A shares:
Shanghai Stock Exchange
Share Code: 600188
Stock Abbreviation: Yanzhou Mei Ye

H shares:
The Stock Exchange of Hong Kong Limited
Share Code: 1171

ADS:
The New York Stock Exchange, Inc.
Stock Abbreviation: YZC

136    Interim Report 2007